As filed with the Securities and Exchange Commission on April 9, 2025
Securities Act File
No. 333-272231
Investment Company Act File
No. 811-23878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No. 4
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 7

APOLLO S3 PRIVATE MARKETS FUND
(Exact name of Registrant as specified in Charter)

9 West 57
th
Street, 42nd Floor
New York,
NY
10019
(Address of principal executive offices)
(212)
515-3450
(Registrant’s telephone number)
Kristin Hester
Apollo S3 Private Markets Fund
9 West 57
th
Street, 42nd Floor
New York,
NY
10019
(Name and address of agent for service)

Copy to:
Ryan P. Brizek
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Approximate Date of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c), or as follows:
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☒	on April 11, 2025 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

APOLLO S3 PRIVATE MARKETS FUND
Class S2 Shares
Class I2 Shares
PROSPECTUS
April 11, 2025

Apollo S3 Private Markets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company with limited operating history. Apollo S3 RIC Management, L.P. will serve as the Fund’s investment adviser (the “Adviser”) and will be responsible for making investment decisions for the Fund’s portfolio.
The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets, infrastructure and venture capital, among others. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private markets funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from pre-existing
investors in these Portfolio Funds (“Traditional Secondary Investments”), and/or (b) investments in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”); (ii) direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and/or other private market firms
(“Co-Investments”);
and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments” or “Primaries”). The Fund expects to invest in private market investments principally through Secondary Investments, although the allocation among each of the types of investments set forth above may vary from time to time, especially during the Fund’s initial period of investment operations.
To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and exchange traded funds (“ETFs”).
This prospectus (the “Prospectus”) applies to the offering of two separate classes of shares of beneficial interest in the Fund (“Shares”) designated as Class S2 and Class I2 Shares. The Shares will generally be offered on the first business day of each month at the net asset value (“NAV”) per Share on that day, except that Shares may be offered more or less frequently as determined by the Fund’s Board of Trustees (the “Board”) in its sole discretion. Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders (as defined below) of any modification via its website or by press release. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares.

	Per Class S2 Share	Per Class I2 Share	Total
Public Offering Price (1)(3)	Current NAV	Current NAV	Amount invested at NAV
Sales Load (2)	None	None	None
Proceeds to the Fund	Current NAV	Current NAV	Amount invested at NAV

(1)
Apollo Global Securities, LLC (the “Distributor”) acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The Distributor is not obligated to sell any specific number of shares. Class S2 Shares and Class I2 Shares are or will be continuously offered at a price per share equal to the NAV per share for such class. Each share class will initially be offered at the then-current NAV. Generally, the stated minimum investment by an investor in the Fund is $25,000 with respect to Class S2 Shares and Class I2 Shares. The minimum additional investment in the Fund is $5,000. The Fund may, in its sole discretion, accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $5,000.

(2)
No upfront sales load will be paid with respect to Class S2 Shares or Class I2 Shares, however, if you buy Class S2 Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 3.5% cap on NAV for Class S2 Shares. Transaction fees or other fees assessed by a financial intermediary on Class S2 Shares are not reflected in the fee table and examples. Financial intermediaries will not charge such fees on Class I2 Shares. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. Please consult your financial intermediary for additional information.

(3)
The table assumes that all shares are sold in the primary offering, with 1/2 of the gross offering proceeds from the sale of Class S2 shares and 1/2 from the sale of Class I2 shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

An affiliate that is under common control with the Adviser has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares. Pursuant to this prospectus, the Fund will offer two separate classes of Shares designated as Class S2 and Class I2 Shares. The Fund offers Class I shares and Class S shares by separate prospectuses. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.
Investments in the Fund may be made only by eligible investors that are “accredited investors” as defined in Section 501(a) of Regulation D under the Securities Act of 1933, as amended.
An investment in the Fund is speculative with a substantial risk of loss. The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. You should carefully consider these risks together with all of the other information contained in the Prospectus before making a decision to invest in the Fund.

•	The Fund has limited operating history.

•
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor’s option nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares. The Adviser expects to generally recommend that, in normal market circumstances, the Fund conducts quarterly repurchase offers of up to 5% of the Fund’s net assets, subject to approval by the Board.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•	Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s agreement and declaration of trust.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, return of capital, offering proceeds or from temporary waivers or expense reimbursements borne by the Adviser or its affiliates that may be subject to reimbursement to the Adviser or its affiliates.

You should rely only on the information contained in this Prospectus and the Fund’s Statement of Additional Information. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by the Prospectus is accurate as of any date other than the date shown below. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read the Prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Shares and retain it for future reference. A Statement of Additional Information (the “SAI”), dated April 11, 2025, containing additional information about the Fund, has been filed with the SEC and, as amended from time to time, is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, as well as free copies of the Fund’s Annual and Semi-Annual Reports to Shareholders (“Shareholder Reports”), when available, and other information about the Fund by calling (212)
515-3450,
by writing to the Fund at 9 West 57
th
Street, 42nd Floor, New York, New York 10019, or by visiting https://apollo.com/aspm. You can get the same information for free from the SEC’s website, https://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

As permitted by regulations adopted by the SEC, paper copies of the Fund’s Shareholder Reports (when available) will not be sent by mail, unless you specifically request paper copies of the Shareholder Reports from the Fund or from your financial intermediary, such as a broker-dealer or a bank. Instead, the Shareholder Reports will be made available on the Fund’s website, free of charge, at https://apollo.com/aspm, and you will be notified by mail each time a Shareholder Report is posted and provided with a website link to access the Shareholder Report. You may elect to receive Shareholder Reports and other communications from the Fund electronically anytime by contacting your financial intermediary.
You should not construe the contents of the Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
The Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Apollo Global Securities, LLC (the “Distributor”) acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is 9 West 57th Street, New York, New York 10019.

SUMMARY OF OFFERING TERMS
The following information is only a summary and does not contain all of the information that you should consider before investing in Apollo S3 Private Markets Fund (the “Fund”). You should carefully read the more detailed information appearing elsewhere in this Prospectus, the Statement of Additional Information and the agreement and declaration of trust of the Fund (the “Declaration of Trust”).

The Fund	The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company with limited operating history. The Fund will sell its Shares of beneficial interest (“Shares”) only to eligible investors that are “accredited investors,” as defined in Section 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

An affiliate that is under common control with the Adviser has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of shares. Pursuant to this prospectus, the Fund will offer two separate classes of Shares designated as Class S2 and Class I2 Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board” and each member of the Board a “Trustee”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board is comprised of five Trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Trustees”). The Board has overall responsibility for the management and supervision of the business operations of the Fund.

The Investment Adviser	Apollo S3 RIC Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), will serve as the Fund’s investment adviser. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”).

Investment Objective and Strategy	The Fund’s investment objective is to seek to provide long-term capital appreciation.

In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets, infrastructure and venture capital, among others. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private markets funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from pre-existing
investors in these Portfolio Funds (“Traditional Secondary Investments”), and/or (b) investments in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”); (ii) direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and/or other private market firms
(“Co-Investments”);
and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments” or “Primaries”). The Fund expects to invest in private market investments principally through Secondary Investments, although the allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations. See “Risks—
The Fund may have limited Secondary Investment opportunities
.”

The Adviser manages the Fund’s asset allocation and investment decisions with a view towards maintaining a high level of investment in private markets and managing liquidity. Under normal circumstances, the Fund seeks to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments. For purposes of this policy, private market investments include Secondary Investments;
Co-Investments;
Primary Investments; and Private Credit Investments (as defined below).

To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and ETFs. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary purposes, liquidity management or in connection with implementing changes in its asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.

The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the 1940 Act. The Fund may establish one or more credit lines to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds and
Co-Investments,
to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and to otherwise satisfy Fund obligations, or for investment purposes. There is no assurance, however, that the Fund will be able to enter into a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. See “Risks—
The Fund may be subject to leverage risk.
”

The Fund may also have exposure to privately placed debt securities and other yield-oriented investments, including without limitation 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the Securities Act (“Private Credit Investments”). The Fund may invest in Private Credit Investments directly or indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and ETFs.

The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. The Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Fund may form a Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient
manner, to maintain compliance with the requirements to qualify as a regulated investment company (a “RIC”) or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments.

There can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.

Over-Commitments
. The Fund’s asset allocation and amount of private market investments may be based, in part, on anticipated future capital calls and distributions from such investments. The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by members of the Fund (“Shareholders”) and any distributions made to Shareholders. This may result in the Fund making commitments to private market investments in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. See “Risks—
The Fund is subject to the risks of its Portfolio Funds.
”

Principal Risk Factors	The following are certain principal risk factors that relate to the operations and terms of the Fund. These considerations, which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund, should be carefully evaluated before determining whether to invest in the Fund. The Fund’s investment program is speculative and entails substantial risks. The following risks may be directly applicable to the Fund or may be indirectly applicable through the Fund’s private market investments. In considering participation in the Fund, prospective investors should be aware of certain principal risk factors, including the following:

Risks of Investing in Private Market Investments

Risks of Private Market Strategies
. The Fund’s investment portfolio will include Secondaries,
Co-Investments
and Primaries. The Portfolio Funds and special purpose vehicles that the Fund invests in will typically hold securities issued primarily by private companies. Operating results for private companies in a specified period may be difficult to determine.

Such investments involve a high degree of business and financial risk that can result in substantial losses.

Less information may be available with respect to private company investments and such investments offer limited liquidity
. Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, there is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest also may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, investments in private companies generally are in restricted securities that are not traded in public markets and subject to substantial holding periods. There can be no assurance that the Fund will be able to realize the value of such investments in a timely manner.

Private equity and private market investments are subject to general market risks
. Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid too much for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.

Risks related to competition for access to private market investment opportunities.
There can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire.

In addition, certain provisions of the 1940 Act prohibit the Fund from engaging in transactions with the Adviser and its affiliates; however, unregistered funds also managed by the Adviser are not prohibited from the same transactions. The 1940 Act also imposes significant limits on co-investments
with affiliates of the Fund. An affiliate of the Adviser and the Fund has received an exemptive order from the SEC that permits the Fund, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser, in certain private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms), subject to certain terms and conditions. However, the exemptive order contains certain conditions that may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.

The Fund is subject to the risks of its Portfolio Funds.
The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund.

Portfolio Fund interests are ordinarily valued based upon valuations provided by the manager or general partner of a Portfolio Fund (a “Portfolio Fund Manager”), which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund Manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers.

The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Management Fee (as defined herein). In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative. Moreover, a Shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund.

The Fund is subject to the risks associated with its Portfolio Funds’ underlying investments.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be highly illiquid and difficult to value. The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.

The Fund may have limited Secondary Investment opportunities
. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.

There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.

Regulatory Changes may adversely affect private equity and private market funds
. The legal, tax and regulatory environment for private equity and private market funds is evolving, and it is possible that any future changes may have a materially adverse effect on the ability of Portfolio Funds to pursue their investment strategies. Any regulatory changes that adversely affect a Portfolio Fund’s ability to implement its investment strategies could have a material adverse impact on the Portfolio Fund’s performance, and thus on the Fund’s performance.

In-kind
distributions from Portfolio Funds may not be liquid
. The Fund may receive
in-kind
distributions of securities from Portfolio Funds. There can be no assurance that securities distributed in kind by Portfolio Funds to the Fund will be readily marketable or saleable, and the Fund may be required to hold such securities for an indefinite period and/or may incur additional expense in connection with any disposition of such securities.

The Fund’s
Co-Investments
may be subject to risks associated with the lead investor
. The Fund’s investment portfolio will include
Co-Investments,
which are direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and other private market firms. There can be no assurance that the Fund will be given
Co-Investment
opportunities, or that any specific

Co-Investment
offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. Due diligence will be conducted on
Co-Investment
opportunities; however, the Adviser may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Adviser may have little to no opportunities to negotiate the terms of such
Co-Investments.
The Fund’s ability to dispose of
Co-Investments
may be severely limited.

The Fund may have limited
Co-Investment
opportunities.
Many entities compete with the Fund in pursuing
Co-Investments.
Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition and regulatory restrictions, the Fund may not be able to pursue attractive
Co-Investment
opportunities from time to time.

The Fund will be subject to additional risks associated with different investments, including its investments in Liquid Assets. For information about those risks, see “
Other Investment Risks
” and “
Other Risks
” under the “Risks” section starting on page 37 of the Prospectus.

General Risks of Investing in the Fund

The Fund and the Portfolio Funds are subject to general investment risks.
There is no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk.

The Fund and the Portfolio Funds are subject to risks associated with market and economic downturns and movements
. Investments made by the Fund may be materially affected by market, economic and political conditions in the United States and in the
non-U.S.
jurisdictions in which its investments operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the control of the Adviser and could adversely affect the liquidity and value of the Fund’s investments and reduce the ability of the Fund to make new investments.

The Fund has limited operating history
. The Fund is a
non-diversified,
closed-end
management investment company with limited operating history. While members of Apollo’s Sponsor and Secondary Solutions (“S3”) business, who will be active in managing the Fund’s investments, have substantial experience in private market investments, the Fund commenced investment operations on October 11, 2024, has limited operating history and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives and that the value of Shares could decline.

The Fund is subject to conflicts of interest . An investment in the Fund is subject to a number of actual or potential conflicts of interest.

For example, the Adviser and/or its affiliates provide a variety of different services to the Fund, for which the Fund compensates them. As a result, the Adviser and/or its affiliates have an incentive to enter into arrangements with the Fund, and face conflicts of interest when balancing that incentive against the best interests of the Fund. The Adviser and/or its affiliates also face conflicts of interest in their service as investment adviser to other clients, and, from time to time, make investment decisions that differ from and/or negatively impact those made by the Adviser on behalf of the Fund. In certain circumstances, by providing services and products to their clients, these affiliates’ activities will disadvantage or restrict the Fund and/or benefit these affiliates and may result in the Fund forgoing certain investments that it would otherwise make. The Adviser may also acquire material non-public information which would negatively affect the Adviser’s ability to transact in securities for the Fund. See “Potential Conflicts of Interest” below.

The Board may change the Fund’s investment objective and strategies without Shareholder approval
. The Board will have the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the 1940 Act or other applicable laws). The Fund’s investment objective is non-fundamental
and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders. The Fund cannot predict the effects that any changes to its current operating policies and strategies would have on the Fund’s business, operating results and value of its Shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

The Fund is actively managed and subject to management risk
. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because the Fund invests in private market investments. The Fund’s allocation of its investments across Portfolio Funds,
Co-Investments
and other portfolio investments representing various strategies, geographic regions, asset classes and sectors may vary significantly over time based on the Adviser’s analysis and judgment. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions.

The Fund’s performance will depend on the Adviser and key personnel
. The Fund does not and will not have any internal management capacity or employees and depends on the experience, diligence, skill and network of business contacts of the investment professionals Apollo and its S3 business currently employ, or may subsequently retain, to identify, evaluate, negotiate, structure, close, monitor and manage the Fund’s investments.

The Adviser’s due diligence process may entail evaluation of important and complex issues and may require outside consultants.
The Adviser’s due diligence process may not reveal all facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Fund or
Co-Investment
opportunity in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful. In the event of fraud by any Portfolio Fund or
Co-Investment
vehicle or any of its general partners, managers or affiliates, the Fund may suffer a partial or total loss of capital invested in that investment. There can be no assurances that any such losses will be offset by gains (if any) realized on the Fund’s other investments. An additional concern is the possibility of material misrepresentation or omission on the part of the investment or the seller. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Funds or
Co-Investment
vehicles and/or their current or former owners in the due diligence process to the extent the Fund deems reasonable when it makes its investments, but cannot guarantee such accuracy or completeness.

Investments in the Fund will be primarily illiquid
. An investment in the Fund, unlike an investment in a traditional listed closed-end
fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. Unlike open-end
funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at a Shareholder’s option. Unlike stocks of listed closed-end
funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.

There can be no assurance that the Fund will conduct repurchase offers in a particular period
. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their NAV and the Adviser expects to generally recommend that, in normal market circumstances, the Fund conducts quarterly repurchase offers of up to 5% of the Fund’s net assets, subject to approval by the Board, there can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time. The Fund is not obligated to repurchase any Shares and may choose to conduct a quarterly repurchase offer of less than 5% of the Fund’s net assets or not conduct a quarterly repurchase offer in any quarter. As a result, Shares should be considered as having only limited liquidity and at times may be illiquid. Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances.

It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund’s investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”

The Fund may repurchase Shares through distributions
in-kind.
The Fund generally expects to distribute cash to the holder of Shares that are repurchased in satisfaction of such repurchase. See “Repurchases of Shares.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund.

In the event that the Fund makes such a distribution of securities, there can be no assurance that any Shareholder would be able to readily dispose of such securities or dispose of them at the value determined by the Adviser.

The Fund will have access to confidential information
. The Fund will likely have access to or acquire confidential information relating to its investments. The Fund will likely limit the information reported to its investors with respect to such investments.

Shares are not freely transferable
. Transfers of Shares may be made only by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder or with the prior written consent of the Adviser, which may be withheld in the Adviser’s sole discretion. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Adviser that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.

The Fund is classified as
non-diversified
for purposes of the 1940 Act
. The Fund is classified as a
“non-diversified”
investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified
fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund. However, the Fund will be subject to the diversification requirements applicable to regulated investment companies under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund’s investments may be difficult to value
. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.

A substantial portion of the Fund’s assets are expected to consist of Portfolio Funds and
Co-Investments
for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. Such securities are valued by the Fund at fair value as determined pursuant to policies and procedures approved by the Board.

The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. The Fund will invest a significant amount of its assets in private market investments for which no public market exists. There can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments.

The Fund’s NAV is a critical component in several operational matters including computation of the Management Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund.

The Fund cannot guarantee the amount or frequency of distributions
. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with the distribution requirements necessary for the Fund to qualify to be treated as a RIC. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year
increases in cash distributions. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.

Additional subscriptions will dilute the voting interest of existing Shareholders.
The Fund intends to accept additional subscriptions for Shares, and such subscriptions will dilute the voting interest of existing Shareholders in the Fund. Additional subscriptions will also dilute the indirect interests of existing Shareholders in the Fund investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund investments underperform the prior investments.

The Fund and certain service providers may have access to Shareholders’ personal information
. The Adviser, the auditors, the custodian and the other service providers to the Fund may receive and have access to personal data relating to Shareholders, including information contained in a prospective investor’s subscription documents and arising from a Shareholder’s business relationship with the Fund and/or the Adviser. Such information may be stored, modified, processed or used in any other way, subject to applicable laws, by the Adviser and by the Fund’s other service providers and their agents, delegates, sub-delegates
and certain third parties in any country in which such person conducts business. Subject to applicable law, Shareholders may have rights in respect of their personal data, including a right to access and rectification of their personal data and may in some circumstances have a right to object to the processing of their personal data.

The Adviser and its affiliates manage funds and accounts with similar strategies and objectives to the Fund
. The Adviser and its affiliates are investment advisers to various clients for whom they make private equity investments of the same type as the Fund. The Adviser and its affiliates also may agree to act as investment adviser to additional clients that make private equity investments of the same type as the Fund. In addition, Apollo and its S3 business will be permitted to organize other pooled investment vehicles with principal investment objectives different from those of the Fund. It is possible that a particular investment opportunity would be a suitable investment for the Fund and such clients or pooled investment vehicles. Such investments will be allocated in accordance with the allocation policies and procedures of the Adviser. See “Potential Conflicts of Interest” below.

The Fund is subject to inflation risk. Inflation may adversely affect the business, results of operations and financial condition of the portfolio companies in which Portfolio Funds may invest.

Recent inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect portfolio companies’ operations. If portfolio companies are unable to pass increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly as interest rates rise in response to inflation. In addition, any projected future decreases in portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of those investments could result in future realized or unrealized losses and therefore reduce the Fund’s NAV.

In the future, the Fund may determine to adopt a policy in reliance on Rule
23c-3
under the 1940 Act and convert to an interval fund.
The Fund currently expects to provide liquidity to Shareholders through quarterly tender offers of up to 5% of the Fund’s net assets, subject to approval by the Board, conducted in accordance with Rule
13e-4
under the Securities Exchange Act of 1934. The Fund is seeking to determine whether operating as an “interval fund” in reliance on Rule
23c-3
would be feasible from an operational perspective. If the Fund were to adopt a fundamental policy to operate as an interval fund in the future, however, then the Fund would be required to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, pursuant to Rule
23c-3
under the 1940 Act. Interval funds also are subject to specific liquidity requirements under Rule
23c-3,
which require an interval fund to maintain assets equal to 100% of a repurchase offer amount that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase pricing date, or of assets that mature by the next repurchase payment deadline, from the time the Fund sends a notification of a repurchase offer to shareholders until the repurchase pricing date. Notwithstanding these liquidity requirements under
Rule 23c-3,
however, interval funds are not subject to Rule
22e-4
under the 1940 Act and therefore do not implement liquidity risk management programs under such rule that apply to mutual funds. Moreover, converting to an interval fund would result in the Fund calculating its net asset value on a daily basis. There is currently no timeline for an adoption of a fundamental policy to operate as an interval fund. If the Fund determines to adopt such a fundamental policy in the future, however, then it would notify Shareholders in advance. The likelihood of whether the Fund adopts a fundamental policy to operate as an interval is not known at this time and will depend on a continuing evaluation of its feasibility from an operational perspective.

Distributor	Apollo Global Securities, LLC acts as distributor for the Shares (the “Distributor”) and serves in that capacity on a reasonable best efforts basis, subject to various conditions.

The Distributor may retain additional selling agents or other financial intermediaries to place Shares in the Fund. Such selling agents or other financial intermediaries may impose terms and conditions on Shareholder accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus.

Share Classes; Minimum Investments	An affiliate that is under common control with the Adviser has received an exemptive order from the SEC that permits the Fund to offer multiple classes of shares. Pursuant to this prospectus, the Fund will offer two separate classes of Shares designated as Class S2 and Class I2 Shares. Each class of Shares has differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the Distribution and Servicing Fee (as defined herein) that each class may be charged. The Fund may offer additional classes of Shares in the future.

The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S2 Shares and Class I2 Shares. The minimum additional investment in the Fund by any investor is $5,000, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $5,000.

The Board reserves the right to accept lesser amounts below these minimums for Trustees of the Fund and employees of Apollo and its affiliates (“Apollo Employees”).

In addition, the minimum initial and additional investments may be reduced by either the Fund or, pursuant to authority delegated by the Board, the Distributor for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by either the Fund or, pursuant to authority delegated by the Board, the Distributor for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as are considered relevant at the time.

In addition, the Fund may aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as are considered relevant at the time. The Board has authorized the Adviser and the Distributor to make these determinations on behalf of the Fund pursuant to authority delegated by the Board.

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers.

Eligible Investors	Although the Shares will be registered under the Securities Act, each prospective investor in the Fund will be required to certify that it is an “accredited investor” within the meaning of Rule 501 under the Securities Act.

Shares are being offered to investors that are U.S. persons for U.S. federal income tax purposes. In addition, the Fund may offer Shares to
non-U.S.
persons subject to appropriate diligence by the Adviser and in compliance with applicable law. The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor.

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, the Statement of Additional Information (“SAI”) and the Declaration of Trust before deciding to invest in the Fund.

Purchasing Shares	Shares will generally be offered for purchase as of the first business day of each calendar month at the NAV per Share on that date, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders of any modification via its website or by press release. Fractions of Shares will be issued to one one-hundredth
of a Share.

No upfront sales load will be paid with respect to Class S2 Shares or Class I2 Shares, however, if you buy Class S2 Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 3.5% cap on NAV for

Class S2 Shares. Transaction fees or other fees assessed by a financial intermediary on Class S2 Shares are not reflected in the fee table and examples. Financial intermediaries will not charge such fees on Class I2 Shares.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the effectiveness of his, her or its investment in the Fund delayed until the following month.

Pending any closing of each monthly subscription, funds received from prospective investors will be placed in an account with SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”), in an account at a bank, thrift or other depository institution over which the Transfer Agent has authority to make deposits and withdrawals. Prospective investors do not receive any interest payments during this period when subscription proceeds are held in the Transfer Agent’s account pending the trade date. On the date of any such closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Once a prospective investor places amounts for a monthly subscription in the account with the Transfer Agent prior to acceptance, the prospective investor may not rescind their purchase request. Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become shareholders by being admitted as Shareholders.

A prospective investor must submit a completed subscription document on or prior to the acceptance date set by the Fund and notified to prospective investors. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses.

Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

Distributions	The Fund intends to make distributions in one or more payments on an annual basis in aggregate amounts representing substantially all of the Fund’s investment company taxable income (including realized short-term capital gains), if any, earned during the year. Distributions may also include net capital gains, if any. Unless a Shareholder otherwise elects, all distributions of dividends (including capital gain dividends) with respect to a class of Shares will be automatically reinvested by the Fund in additional Shares of the corresponding class, which will be issued at the net asset value (“NAV”) per Share determined as of the ex-dividend
date.

Because the Fund intends to qualify annually as a RIC, the Fund intends to distribute at least 90% of its annual investment company taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form
1099-DIV
identifying the amount and character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the Fund’s distributions will be reported to Shareholders by their financial intermediary. See “Taxes; RIC Status” below and “Material U.S. Federal Income Tax Considerations.”

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or
Co-Investments
and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

Dividend Reinvestment Plan	The Fund will operate under a dividend reinvestment plan (the “DRIP”) administered by SS&C GIDS, Inc. (the “Plan Agent”). Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to the Plan Agent. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Plan Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares.

For a discussion of certain tax considerations relating to participation in the DRIP, see “Material U.S. Federal Income Tax Considerations – Taxation of U.S. Shareholders – Distributions on, and Sale or Other Disposition of, the Fund’s Shares.”

No Redemption; Restrictions on Transfer	No Shareholder will have the right to require the Fund to redeem Shares. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic offers by the Fund to repurchase Shares from Shareholders. See “Repurchase of Shares.”

Repurchase of Shares	Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.

The Adviser anticipates that, after the Fund completes its second full quarter of operations, the Adviser will recommend to the Board that the Fund offer to repurchase Shares on a quarterly basis (or on such earlier or later date(s) as the Board may determine).

The Adviser also expects that, generally, it will recommend to the Board that each repurchase offer should apply to up to 5% of the net assets of the Fund although any particular recommendation may exceed such percentage. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund value. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

In the future, the Fund may determine to adopt a policy in reliance on Rule
23c-3
under the 1940 Act. Adopting such a policy would require that the Fund make quarterly repurchase offers of between 5% and 25% of shares and would subject the Fund to the conditions of Rule
23c-3
which requires, among other things, that the Fund strike a daily NAV. Should the Fund elect to rely on Rule
23c-3,
it will maintain an investment objective, strategies and investment policies, guidelines and restrictions that are materially equivalent to those of the Fund.

See Principal Risk Factors – In the future, the Fund may determine to adopt a policy in reliance on Rule 23c-3 under the 1940 Act and convert to an interval fund.

Fees and Expenses	The Fund will bear its own operating expenses (including, without limitation, its ongoing offering expenses). A more detailed discussion of the Fund’s expenses can be found below under “Management Fee,” “Administrator” and “Distribution and Servicing Fee for Class S2 Shares.”

The Fund will bear certain of its organizational and initial offering costs in connection with this offering. The Fund’s initial offering costs, whether borne by the Adviser or the Fund, are being capitalized and amortized over the
12-month
period following the commencement of operations. The Fund’s organizational costs are expensed as incurred.

Management Fee	In consideration of the advisory services provided by the Adviser, the Fund pays the Adviser a fee of 1.50% on an annualized basis of the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month and payable monthly (the “Management Fee”).

For purposes of determining the Management Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Adviser and prior to any reduction for any fees and expenses of the Fund for that month. Purchased Shares are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund. The Management Fee will be payable in arrears within 5 business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.

The services of all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. The Fund bears all other costs and expenses of its operations and transactions as set forth in its Investment Advisory and Management Agreement with the Adviser (the “Investment Advisory and Management Agreement”). For purposes of the Investment Advisory and Management Agreement, net assets means the Fund’s total assets less liabilities determined on a consolidated basis in accordance with GAAP.

In addition to the fees and expenses to be paid by the Fund under the Investment Advisory and Management Agreement, the Fund and the Adviser have entered into an Administration Agreement (the “Affiliate Administration Agreement”), pursuant to which the Adviser will be entitled to reimbursement by the Fund of the Adviser’s cost of providing the Fund with certain non-advisory

services. If the Adviser engages any persons (including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the Adviser for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board.

Expense Limitation Agreement	Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee (as defined below), interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Adviser incurred the expense. The Expense Limitation Agreement had an initial term ending one-year
from the date the Fund commenced investment operations. The Fund and the Adviser have approved the continuance of the Expense Limitation Agreement through at least April 30, 2026, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be extended for additional one-year
periods with the consent of the Adviser and the Fund. The Adviser may not terminate the Expense Limitation Agreement during its initial one-year
term.

Distribution and Servicing Fee
Class
S2 Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) at an annual rate of 0.85%, based on the aggregate net assets of the Fund attributable to such class. Under the terms of the SEC exemptive relief that the Fund relies on to offer multiple classes of Shares, the Fund is subject to Rule
12b-1
under the 1940 Act. Accordingly, the

Fund has adopted a distribution and servicing plan for its Class S2 Shares (the “Distribution and Servicing Plan”) and pays the Distribution and Servicing Fee with respect to its Class S2. The Distribution and Servicing Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act.

Class I2 Shares are not subject to a Distribution and Servicing Fee.

The Adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Administrator	State Street Bank and Trust Company (the “Administrator”) serves as the Fund’s administrator and provides it with certain administrative services, including fund administration and fund accounting services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain out-of-pocket
expenses (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. See “Administration and Accounting Services.”

Transfer Restrictions	A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Adviser (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice of a proposed transfer of Shares must be accompanied by properly completed transfer information documents in respect of the proposed transferee and must include evidence satisfactory to the Adviser that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Unlisted Closed-End Structure; Limited Liquidity
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, Shares are subject to limitations on transferability and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for

Shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Closed-End Fund Structure; No Right of Redemption.”

Taxes; RIC Status	The Fund intends to elect to be treated as a RIC for U.S. federal income tax purposes effective of its taxable year ended December 31, 2024, and it intends to qualify as a RIC for U.S. federal income tax purposes each taxable year thereafter. As such, the Fund generally will not be subject to U.S. federal corporate income tax (except for any corporate income taxes imposed on any Subsidiaries) on its investment company taxable income and net capital gains that it distributes each year.

In addition, because the Fund intends to qualify as a RIC, it is expected to have certain attributes that are not generally found in traditional unregistered private equity fund of funds. These include providing simpler tax reports to Shareholders on Form
1099-DIV
and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are exempt from payments of U.S. federal income tax.

For a discussion of certain tax risks and considerations relating to an investment in the Fund, see “Material U.S. Federal Income Tax Considerations.”

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local, U.S. and
non-U.S.
tax consequences, including applicable tax reporting requirements.

Tax Reports	The Fund will distribute to its Shareholders, after the end of each calendar year, IRS Forms
1099-DIV
detailing the amounts includible in such Shareholder’s taxable income for such year as ordinary dividend income, qualified dividend income and long-term capital gains based on the information that the Fund receives from Portfolio Funds. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares pursuant to the DRIP.

Reports to Shareholders	The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.

The Fund will furnish as soon as practicable after the end of each taxable year information on Form
1099-DIV
to assist Shareholders in preparing their tax returns. Your financial intermediary will report this information to you.

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Custodian	State Street Bank and Trust Company serves as the Fund’s custodian (the “Custodian”).

Transfer Agent	SS&C GIDS, Inc. serves as the Fund’s transfer agent.

ERISA	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or section 4975 of the Code, including employee benefit plans and individual retirement accounts, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” subject to the fiduciary responsibility and prohibited transaction rules of ERISA. Thus, it is not intended that the Adviser will be a “fiduciary” within the meaning of ERISA with respect to the assets of any “benefit plan investor” within the meaning of ERISA that becomes a Shareholder, solely as a result of the Shareholder’s investment in the Fund.

SUMMARY OF FEES AND EXPENSES
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2026, and assumes that the Fund has net assets of $825,000,000 million as of such date.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class S2 Shares	Class I2 Shares
Maximum Sales Load (as a percentage of purchase amount) (1)	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)	None	None

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class S2 Shares	Class I2 Shares
Management Fee (2)	1.50%	1.50%
Other Expenses (3)	0.84%	0.84%
Distribution and Servicing Fee	0.85%	0.00%
Acquired Fund Fees and Expenses (4)	0.98%	0.98%
Interest Payments on Borrowed Funds (5)	0.15%	0.15%
Total Annual Expenses	4.32%	3.47%
Fee Waiver and/or Expense Reimbursement (6)	(0.32)%	(0.32)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	4.00%	3.15%

(1)
No upfront sales load will be paid with respect to Class S2 Shares or Class I2 Shares, however, if you buy Class S2 Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 3.50% cap on NAV for Class S2 Shares. Transaction fees or other fees assessed by a financial intermediary on Class S2 Shares are not reflected in the fee table and examples. Financial intermediaries will not charge such fees on Class I2 Shares. Please consult your financial intermediary for additional information.

(2)
The Fund pays the Adviser a Management Fee of 1.50% on an annualized basis of the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month and payable monthly. For purposes of determining the Management Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Adviser and prior to any reduction for any fees and expenses of the Fund for that month. Purchased Shares are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund.

(3)
The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs, and fees and expenses of the Administrator, Transfer Agent and Custodian. The Other Expenses are based on estimated annualized amounts for the Fund’s fiscal year ending March 31, 2026.

(4)
The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of “carried interest” allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds. The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 0.75% to 1.50% on committed capital, invested capital or net asset values, and generally charge between 10% and 20% of net profits as a carried interest allocation, subject to a clawback. The

“Acquired Fund Fees and Expenses” disclosed above are based on historic returns of the types of Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” The Acquired Fund Fees and Expenses are based on estimated annualized amounts for the Fund’s fiscal year ending March 31, 2026 and reflects operating expenses of the Portfolio Funds (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) after refunds, excluding any performance-based fees or allocations paid by the Portfolio Funds that paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind,
as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.
(5)	Interest Payments on Borrowed Funds are estimated for the Fund’s fiscal year ending March 31, 2026.
(6)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the
Expense
Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Adviser incurred the expense. The Expense Limitation Agreement had an initial term ending one-year
from the date the Fund commenced investment operations. The Fund and the Adviser have approved the continuance of the Expense Limitation Agreement through at least April 30, 2026, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be extended for additional one-year
periods with the consent of the Adviser and the Fund. The Adviser may not terminate the Expense Limitation Agreement during its initial one-year
term.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses Shareholders will bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year
example and the first year of the three-, five- and
ten-year
examples). The examples also assume that the Fund’s annual operating expenses, organizational expenses and offering expenses remain at the levels in the table above, except to reduce annual expenses upon completion of organization and offering expenses. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class S2 Shares investment, assuming a 5% annual return:	$40	$125	$210	$431
You would pay the following expenses on a $1,000 Class I2 Shares investment, assuming a 5% annual return:	$32	$100	$170	$358
Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $25,000 Class S2 Shares investment, assuming a 5% annual return:	$1,005	$3,114	$5,259	$10,785
You would pay the following expenses on a $25,000 Class I2 Shares investment, assuming a 5% annual return:	$795	$2,499	$4,262	$8,940
The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS
Because the Fund’s Class I2 and Class S2 Shares have not previously been offered, the Fund does not have any financial history with respect to such Classes as of the date of this prospectus. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports when they are prepared.

THE FUND
The Fund is a Delaware statutory trust formed on May 5, 2023 and is registered under the 1940 Act as a closed-end,
non-diversified,
management investment company. The Fund has limited operating history. The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.
Investment advisory services are provided to the Fund by the Adviser pursuant to the Investment Advisory and Management Agreement. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the Board.
Additional information about the Fund’s investments will be available in the Fund’s Annual and Semi-Annual Reports when they are prepared.

USE OF PROCEEDS
The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three to six months after receipt of such proceeds after the Fund’s initial public offering and each subsequent monthly closing. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments, principally certain Secondary Investments,
Co-Investments,
and Primary Investments, due to the nature of those investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.
Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term debt securities, affiliated and unaffiliated money market securities, cash and/or cash equivalents. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which the Fund’s assets are not able to be substantially invested in accordance with its investment strategies.

INVESTMENT OBJECTIVE AND STRATEGY
The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest primarily in an actively managed portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies, and may opportunistically include select exposures in other private markets strategies including real assets, infrastructure and venture capital, among others. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private markets funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from pre-existing
investors in these Portfolio Funds (“Traditional Secondary Investments”), and/or (b) investments in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”); (ii) direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and/or other private market firms
(“Co-Investments”);
and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments” or “Primaries”). The Fund expects to invest in private market investments principally through Secondary Investments, although the allocation among Secondary Investments,
Co-Investments,
Primary Investments and other investments may vary from time to time, especially during the Fund’s initial period of investment operations. See “Risks—
The
Fund may have limited Secondary Investment opportunities
.” The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.
The Adviser manages the Fund’s asset allocation and investment decisions with a view towards managing liquidity and maintaining a high level of investment in private markets. Under normal circumstances, the Fund seeks to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments. For purposes of this policy, private market investments include Secondary Investments;
Co-Investments;
Primary Investments; and Private Credit Investments. This policy may be changed by the Fund’s Board, upon 60 days’ prior written notice to Shareholders. This test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result in the change in the value of the Fund’s investments or due to the issuance or redemption of Shares, will not require the Fund to dispose of an investment.
To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of Liquid Assets, including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and ETFs. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Fund may sell certain of its assets. The Fund seeks to hold an amount of Liquid Assets and other liquid investments consistent with prudent liquidity management. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets (plus the amount of any borrowings for investment purposes) in Liquid Assets for extended periods of time. For temporary purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets and other liquid investments.
The Fund may establish a credit line to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments and to otherwise satisfy Fund obligations. There is no assurance, however, that the Fund will be able to enter into a credit line or that it will be able to timely repay any borrowings under such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. The Fund is permitted to borrow money or issue debt securities in an amount up to 33 1/3% of its total assets in accordance with the 1940 Act. The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.
For further flexibility to manage portfolio liquidity, the Fund may also have exposure to privately placed debt securities and other yield-oriented investments, including without limitation 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the Securities Act (“Private Credit Investments”). The Fund may invest in Private Credit Investments directly or indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and ETFs.
The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. The Fund may make investments directly or indirectly through one or more wholly-owned Subsidiaries. The Fund may form a Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient
manner, to maintain compliance with the requirements to qualify as regulated investment company (a “RIC”) or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments. In determining which investments should be bought and sold for a Subsidiary, the Adviser will treat the assets of the Subsidiary as if the assets were held directly by the Fund. The financial statements of each Subsidiary will be consolidated with those of the Fund.
If the Fund uses one or more Subsidiaries to make investments they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. As the Subsidiaries are wholly owned, they have the same investment strategies as the Fund. The Fund and its Subsidiaries will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Adviser serves as investment adviser to the Fund and each Subsidiary. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. State Street Bank and Trust Company serves as the custodian to the Subsidiaries. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.
There can be no assurance that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful.
Over-Commitments
. The Fund’s asset allocation and amount of private market investments may be based, in part, on anticipated future capital calls and distributions from such investments. The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by Shareholders and any distributions made to Shareholders. This may result in the Fund making commitments to private market investments in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. See “Risks—
The Fund is subject to the risks of its Portfolio Funds.”

Investment Strategies
The Fund is intended to provide Shareholders with asset allocation and access to private market investments that are typically only available to large institutional investors. In pursuing the Fund’s investment objective, the Adviser will seek to invest in Secondary Investments,
Co-Investments
and Primary Investments that represent a broad spectrum of types of private equity, private credit and other private market and private asset opportunities and vintage years (i.e., the year in which a Portfolio Fund begins investing or the year in which an underlying investment in a Portfolio Fund is made).
Private Equity
: Encompasses buyout and growth investments that provide equity capital to private companies in support of business growth strategies or fundamental value creation and strategic business improvement. Buyout and growth investments may provide equity capital for acquisition transactions (including management buyouts, management buy-ins,
leveraged buyouts and consolidations), refinancings and recapitalizations; or provide equity capital to financially or operationally troubled companies. Buyout and growth transactions may involve existing private businesses,
“non-core”
divisions of larger companies or divisional spin-outs, public companies that are being taken private, operationally or financially distressed turnarounds, and strategic restructurings, among other deal types.
Private Credit
: Encompasses a range of investments primarily in the form of senior debt securities and loans issued by privately-held companies predominantly backed by private market sponsors, and to a lesser extent junior secured and unsecured debt securities, subordinated debt, preferred equity, opportunistic rescue financings and other special situations.
The Adviser will seek to construct a portfolio diversified by investment types, underlying investment strategy, industry sectors, geography, manager / sponsor, and vintage year exposure, among other factors. The Adviser will utilize its top-down
and
bottoms-up
due diligence processes to evaluate each investment, including, but not limited to, fundamentals and cash flows analysis, conversations with the sponsor, historical track record evaluation, industry analysis, and other quantitative and qualitative analyses, as available.
Investment Selection and Diligence
The investment and due diligence process implemented by Apollo’s S3 business through the Adviser involves a combination of broad sourcing and systematic identification of potential opportunities where S3, powered by the Apollo platform, believes it has an investment and/or process edge, with fundamental, bottoms-up
analysis of key portfolio companies, integrated with
top-down
cash flow and portfolio analytics. The process is enhanced through dynamic portfolio construction and portfolio management to optimize the mix of assets and risk management exposure. The S3 investment process implemented through the Adviser is designed to support both traditional and non-traditional
transactions while leveraging the broader strengths and capabilities of the entire Apollo platform.
Idea Generation and Sourcing
S3, through the Adviser, sources and screens hundreds of potential transactions annually, and the investment committee and a team of experienced investment professionals within the S3 business (the “Fund Investment Team”) meets regularly to discuss the investment pipeline and potential investment opportunities. The Fund Investment Team dynamically seeks the input, guidance, and experience of S3 and Apollo senior professionals, including cross-platform business leaders, resulting in the early surfacing of key areas of focus (subject to information barrier considerations).
Screening and Due Diligence
Given the short time frames typical of some secondary transactions, the Fund Investment Team is posted regularly regarding the deal pipeline, the progress of transactions in due diligence and expected timeframes of pending deals. Transactions typically involve several rounds of review and debate by the investment committee before final approval, with both regularly scheduled and ad hoc discussions as required.
The Adviser works closely with internal and external legal, tax, fund accounting and cash management groups at Apollo to diligence and facilitate the closing of every transaction. External capabilities, particularly around legal, are regularly utilized to enhance advice and execution.
Given the Fund’s opportunistic and flexible strategy, the Adviser and the Fund will seek to pivot among transaction types described herein based on the Adviser’s view, informed by consultation with the Fund Investment Team and S3 senior professionals, of which opportunities present the most compelling risk / reward profile at any given time and in any market environment.
Types of Portfolio Investments
The Fund’s investment exposure to the strategies described above is expected to be implemented through a variety of Secondary Investments,
Co-Investments
and Primary Investments. The Fund allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations.
Secondary Investments
The secondaries market has experienced significant innovation and evolution in transaction types as the market has grown over the past two-plus
decades. This rise of new and innovative solutions is being driven by both LPs and GPs who are seeking increased flexibility and creativity in managing the liquidity of their private market investments, and by the increasing maturity, scale, and sophistication of the markets.
The Adviser believes that both Traditional Secondary Investments and
Non-Traditional
Secondary Investments can offer compelling risk-reward dynamics.
Traditional Secondary Investments involve the purchase of an LP (or similar) interest from a pre-existing
investor in an illiquid fund or vehicle that generally is not accepting new primary investments. The purchaser assumes the rights (including the distributions) and obligations (including indemnities, capital commitments and other requirements to contribute capital) in the Portfolio Fund(s) previously applicable to the seller. Such transactions may involve the acquisition of a single Portfolio Fund interest or a much larger portfolio of interests in underlying Portfolio Funds managed by a single underlying sponsor or a number of different underlying sponsors.
Non-Traditional
Secondary Investments involve the acquisition of existing private investments and/or assets, and often require a bespoke structure that may include the creation of new vehicles or securities.
Non-Traditional
Secondary Investments can take many forms including what are commonly referred to as continuation vehicles,
GP-led
multi-asset secondaries,
GP-led
direct or single-asset secondaries, portfolio or team spinouts / carveouts, and preferred fund finance solutions, among others.
The Adviser’s objectives in completing secondary investments will be to (i) achieve high risk-adjusted returns, (ii) generate liquidity sooner than a primary investment, and (iii) mitigate the risk related to investing in a blind pool, as the Adviser will typically have certain information relating to all or a portion of the underlying portfolio or company at the time it commits to a secondary investment. The Adviser seeks to invest in secondary investments in both funds and in equity and/or credit interests of private companies sold on the secondary market / on a secondary basis. The Adviser’s approach to investing in secondary opportunities is to proactively source opportunities from its network of fund sponsors, investors and intermediaries, but only select those investments where the pricing for the Adviser’s clients allows a high conviction for the deal to provide return enhancement to their total portfolio.
In each secondary opportunity, the Adviser analyzes and assesses the embedded portfolio of companies and/or securities and reviews the fund sponsors to assess their ability to successfully invest uncommitted capital and build value with the existing investments, or successfully return capital under agreed terms in the case of credit investments. The Adviser deal team creates a secondary financial model that employs discounted cash flow, comparable company and comparable transaction analyses for key companies (as applicable), will employ relevant portfolio and relative value / default risk analysis in the case of credit investments, and will analyze their capital structures, financial covenants and cash flows, as well as the unfunded commitments, overlay fees, fund-level leverage and financing, terms and conditions associated with the portfolio. The Adviser seeks to “stress test” the general partner’s and/or management team’s assumptions for future value and exit strategy for specific portfolio companies and, in the case of credit portfolios, will scenario-test future cashflows, estimated loss / defaults, valuations and timing of repayments, among other factors. In addition to providing a source of investment opportunities, the Adviser’s extensive business relationships with partnership sponsors is expected to afford it key information in assessing the value of secondary opportunities.
Co-Investments
The Adviser seeks to identify
co-investment
opportunities that it believes could provide high risk-adjusted returns. The Adviser is flexible in its approach, actively searching for co-investment
opportunities (through
co-investments
with third-party sponsors) across a number of potential sources. In evaluating co-investments,
the Adviser’s objectives will be (i) to achieve attractive risk-adjusted returns, (ii) to maximize the alignment of interests between the Adviser, other shareholders and management and (iii) to protect the Adviser’s rights as a minority investor.
The Adviser intends to use its experience and relationships with sponsors of investment funds, intermediaries and advisors, private companies, existing investors in such companies, current and former employees of such companies, and its global network to attract and generate co-investment
opportunities. Through relationships with private market sponsors as well as its due diligence of the underlying portfolio companies in private market funds, the Adviser will seek to select investments that it believes will provide attractive risk-adjusted rates of return.
Throughout the due diligence process, the Adviser will consult with both internal and external resources to seek to develop a comprehensive understanding of the investment. The team leverages Apollo’s global resources as well as the research and analysis performed by the sponsor of the transaction to develop a solid understanding of key aspects of the company including financial profile and projections, market analysis, company operations, and expected sources and uses of proceeds and, where applicable, sponsoring firm and individual lead partner’s experience/track record in company’s sector.
Primary Investments
Identifying and gaining access to high quality private market sponsors and building an appropriately diversified portfolio are essential elements to consistently realizing the return enhancing benefits of private equity and private markets. The Adviser believes it has successfully established long-term relationships with established, leading private market sponsors, and has identified emerging groups with differentiated opportunities and significant potential to enhance returns. For primary fund investments, the Adviser’s due diligence includes meeting with the partnership group and investment teams and analysis of the investment process, past transactions and the overall industry segment. The Adviser may also invest in primary fund investments which have already invested and/or reserved for investment a significant portion of their capital (“seasoned primary fund investments”). The selection process for seasoned primary fund investments will combine the Adviser’s process for secondary fund investments with the Adviser’s primary fund due diligence process.

Liquid Assets
The Fund also intends to invest a portion of its assets in a portfolio of Liquid Assets, including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and ETFs. The Fund may invest in investment grade fixed-income securities as well as below investment grade fixed-income securities that are expected to focus on floating rate senior secured loans issued by U.S. and foreign corporations, partnerships and other business entities, including private equity backed companies. The Fund considers debt securities to be below investment grade if, at the time of investment, they are rated below the four highest categories by at least one independent credit rating agency or, if unrated, are determined by the Adviser to be of comparable quality.
While this Prospectus contains generalized discussions about the Adviser’s current expectations with respect to the make-up
of the portfolio of the Fund, many factors may contribute to changes in emphasis in the construction of the portfolio, including changes in market or economic conditions or regulations as they affect various industries and sectors and changes in the political or social situations in particular jurisdictions. The Adviser may modify the implementation of the Fund’s investment strategies, portfolio allocations, investment processes and investment techniques based on market conditions, changes in personnel or as the Adviser otherwise deems appropriate.
No guarantee or representation is made that the investment strategy of the Fund will be successful or that the Fund will achieve its investment objective.

APOLLO HISTORY AND EXPERIENCE
Apollo is a longstanding and leading global alternative asset manager with approximately $751 billion of assets under management as of December 31, 2024. Apollo operates its three primary business segments, private equity, credit and real assets, in a fully integrated manner, which Apollo believes is distinct from other comparable alternative investment managers. By collaborating across disciplines, with each business unit contributing to, and drawing from, Apollo’s shared information and experience, Apollo believes the Fund is well-positioned to invest across asset classes. Apollo has developed what it believes to be a differentiated approach to private markets investing that allows it to adapt to changing market environments and to source what it believes to be attractive risk-adjusted investment opportunities in both expansionary and recessionary environments. Apollo’s differentiated investment strategy requires a willingness and strength of conviction to go “against the grain” of what other investors may be doing, and a desire and ability to tackle transaction complexity in a variety of forms. Apollo believes that its experience has shown that complexity, whether in the form of business, regulatory or legal complexity, can obscure a company or an investment’s inherent value. By pursuing what Apollo believes to be complex transactions that other investors either are not willing to undertake or do not possess the skill set to understand, Apollo believes it has been able to find opportunities where competition is limited, in turn, generating attractive risk-adjusted returns.
S3 is Apollo’s Sponsor and Secondary Solutions business, providing a holistic set of financing and liquidity solutions across the yield, hybrid and equity spectrum to asset managers and limited partners. S3 is a natural extension of Apollo’s global investment platform, offering partner-oriented capital across asset classes including private equity, private credit, infrastructure and real estate. S3’s flexible solutions help private market participants meet their strategic goals at a wide range of capital costs.
S3, through the Adviser, is responsible for sourcing prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Fund’s investments and monitoring the Fund’s investments and Portfolio Funds on an ongoing basis. The Adviser is an affiliate of Apollo and has access to the broader resources of Apollo, subject to Apollo’s policies and procedures regarding the management of conflicts of interest. The Adviser draws upon Apollo’s more than
30-year
history and benefits from the broader firm’s significant capital markets, trading and research expertise developed through investments in many core sectors since inception.

LEVERAGE
The Fund may use leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of Shares and/or bridge the financing of Fund investments pending the acceptance of funds from investor subscriptions). The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. Under the 1940 Act, the Fund may borrow in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings. Furthermore, the Fund may use leverage through the issuance of preferred shares in an aggregate amount of liquidation preference attributable to the Preferred Shares combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. Currently, the Fund has no intention to issue preferred shares. The use of leverage creates an opportunity for increased investment returns, but also creates risks for the holders of Shares. See “Risks-
The Fund may be subject to leverage risk.
”
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.
Credit Facility
The Fund may establish one or more credit lines to borrow money for a range of purposes, including to provide liquidity for capital calls by Portfolio Funds and
Co-Investments,
to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital and to otherwise satisfy Fund obligations, or for investment purposes.

RISKS
AN INVESTMENT IN THE FUND INVOLVES A HIGH DEGREE OF RISK AND THEREFORE SHOULD ONLY BE UNDERTAKEN BY QUALIFIED INVESTORS WHOSE FINANCIAL RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME THESE RISKS AND TO BEAR THE LOSS OF ALL OR PART OF THEIR INVESTMENT. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY. THIS SUMMARY IS NOT A COMPREHENSIVE LIST OF ALL POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND. IDENTIFYING RISKS IS COMPLEX AND FACT-INTENSIVE AND IT IS NOT POSSIBLE TO FORESEE EVERY RISK THAT COULD ARISE. INVESTORS SHOULD CONSULT WITH THEIR OWN FINANCIAL, LEGAL, INVESTMENT AND TAX ADVISERS PRIOR TO INVESTING IN THE FUND.
Investment in the Fund is suitable only for those persons who have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their proposed investment, who can afford to bear the economic risk of their investment, who are able to withstand a total loss of their investment and who have no need for liquidity in their investment and no need to dispose of their Shares to satisfy current financial needs and contingencies or existing or contemplated undertakings or indebtedness. The following risks may be directly applicable to the Fund or may be indirectly applicable through the Fund’s investments in Portfolio Funds. Potential investors with questions as to the suitability of an investment in the Fund should consult their professional advisers to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition.
The Fund’s investment program is speculative and entails substantial risks. In considering participation in the Fund, prospective investors should be aware of certain risk factors, which include the following:
Risks of Investing in Private Market Investments
Risks of Private Market Strategies
The Fund’s investment portfolio will include exposure to private companies for which operating results in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

•
Private Equity Investment Risks
. Private equity transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout and growth investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.

•
Private Credit Investment Risks
. Investments in debt securities and loans issued by privately-held companies can be less liquid or illiquid and subject to various restrictions on resale. Private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the portfolio company’s debt obligations. The companies in which Portfolio Funds invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and often will not be rated by national credit rating agencies.

Less information may be available with respect to private company investments and such investments offer limited liquidity.
Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
Typically, investments in private companies are in restricted securities that are not traded in public markets and subject to substantial holding periods, so that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. There can be no assurance that the Fund will be able to realize the value of private company investments in a timely manner.
Private equity and private market investments are subject to general market risks.
Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid too much for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.
Companies in which the Fund may invest, either directly or through Portfolio Funds
,
may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.
Risks related to competition for access to private market investment opportunities.
The Adviser and its affiliates seek to maintain excellent relationships with Portfolio Fund Managers with which they have previously invested. However, because of the number of investors seeking to gain access to the top performing investment funds, direct investments, secondary investments and other vehicles, there can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund and adversely affecting the terms, including pricing, upon which portfolio investments can be made. Such competition is particularly acute with respect to participation by the Fund in auction proceedings. The Fund may incur bid, legal, due diligence and other costs on investments which may not be successful. To the extent that the Fund encounters competition for investments, returns to Shareholders may decrease, including as a result of significant fees and expenses identifying, investigating and attempting to acquire potential investments that the Fund does not ultimately acquire, including fees and expenses relating to due diligence, travel and related expenses. Purchasers of the Shares will be dependent upon the judgment and ability of the Adviser and Apollo in sourcing transactions and investing and managing the capital of the Fund.
Moreover, as a registered investment company, the Fund will be required to make certain public disclosures and regulatory filings regarding its operations, financial status, portfolio holdings, etc. While these filings are designed to enhance investor protections, Portfolio Fund Managers and certain private companies may view such filings as contrary to their business interests and deny access to the Fund; but may permit other, non-registered
funds or accounts, managed by the Adviser or its affiliates, to invest. As a result, the Fund may not be invested in certain
Co-Investments
or Portfolio Funds that are held by other unregistered funds or accounts managed by the Adviser or its affiliates, even though those investments would be consistent with the Fund’s investment objective.
An affiliate of the Adviser and the Fund has received an exemptive order from the SEC that permits the Fund, among other things, to co-invest
with certain other persons, including certain affiliates of the Adviser, in certain private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms), subject to certain terms and conditions. However, the exemptive order contains certain conditions that may limit or restrict the Fund’s ability to participate in such negotiated investments or participate in such negotiated investments to a lesser extent. An inability to receive the desired allocation to potential investments may affect Fund’s ability to achieve the desired investment returns.
The Fund is subject to the risks of its Portfolio Funds.
The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds and the illiquid nature of their investments, investors typically will see negative returns in the early stages of Portfolio Funds. Then as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund Managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. A Portfolio Fund Manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund Manager’s compensation. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund Manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares.

The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Advisory Fee. In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.
Moreover, a Shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a Shareholder in the Fund may be subject to higher operating expenses than if the Shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a Shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds will generally be paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule
18f-4
under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a
Co-Investment.
In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or
Co-Investments
than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature and illiquid securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, Shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund Manager or assert claims directly against any Portfolio Funds, the Portfolio Fund Managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by 1940 Act. Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund Managers, will not have the benefit of certain of the protections afforded by the Advisers Act.

Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
The Fund is subject to the risks associated with its Portfolio Funds’ underlying investments.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be highly illiquid and difficult to value. Unless and until those investments are sold or mature into marketable securities they will remain illiquid. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.
A Portfolio Fund Manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund Manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.
The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.
The Fund may have limited Secondary Investment opportunities.
The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds (and not from the issuers of such investments). In such instances, as the Fund will not be acquiring such interests directly from the Portfolio Fund, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. There can be no assurance as to the number of Secondary Investment opportunities that will be presented to the Fund.
In addition, valuation of Secondary Investments in Portfolio Funds may be difficult, as there generally will be no established market for such investments or for the privately-held portfolio companies in which such Portfolio Funds may own securities. Moreover, the purchase price of Secondary Investments in such Portfolio Funds generally will be subject to negotiation with the sellers of the interests and there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.

There is significant competition for Secondary Investments. Many institutional investors, including fund-of-funds
entities, as well as existing investors of Portfolio Funds may seek to purchase Secondary Investments of the same Portfolio Fund which the Fund may also seek to purchase. In addition, some Portfolio Fund Managers have become more selective by adopting policies or practices that exclude certain types of investors, such as fund-of-funds.
These Portfolio Fund Managers also may be partial to Secondary Investments being purchased by existing investors of their Portfolio Funds. In addition, some secondary opportunities may be conducted pursuant to a specified methodology (such as a right of first refusal granted to existing investors or a so-called
“Dutch auction,” where the price of the investment is lowered until a bidder bids and that first bidder purchases the investment, thereby limiting a bidder’s ability to compete for price) which can restrict the availability of those opportunities for the Fund. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
At times, the Fund may have the opportunity to acquire a portfolio of Portfolio Fund interests from a seller, on an “all or nothing” basis. In some such cases, certain of the Portfolio Fund interests may be less attractive than others, and certain of the Portfolio Fund Managers may be more familiar to the Adviser than others or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Fund to carve out from such purchases those Secondary Investments which the Adviser considers (for commercial, tax legal or other reasons) less attractive.
In the cases where the Fund acquires an interest in a Portfolio Fund through a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return the monies equivalent to such distribution to the Portfolio Fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid, there can be no assurances that the Fund would prevail on such claim.
Regulatory changes may adversely affect private equity and private market funds.
Legal, tax and regulatory changes could occur that may adversely affect or impact the Fund at any time. The legal, tax and regulatory environment for private equity and private market funds is evolving, and changes in the regulation and market perception of such funds, including changes to existing laws and regulations and increased criticism of the private equity and alternative asset industry by regulators and politicians and market commentators, may materially adversely affect the ability of Portfolio Funds to pursue their investment strategies. In recent years, market disruptions and the dramatic increase in capital allocated to alternative investment strategies have led to increased governmental, regulatory and self-regulatory scrutiny of the private equity and alternative investment fund industry in general, and certain legislation proposing greater regulation of the private equity and alternative investment fund management industry periodically is being and may in the future be considered or acted upon by governmental or self-regulatory bodies of both U.S. and in
non-U.S.
jurisdictions. It is impossible to predict what, if any, changes might be made in the future to the regulations affecting: private equity funds generally; the Portfolio Funds; the Portfolio Fund Managers; the markets in which they operate and invest; and/or the counterparties with which they do business. It is also impossible to predict what the effect of any such legislative or regulatory changes might be. Any regulatory changes that adversely affect a Portfolio Fund’s ability to implement its investment strategies could have a material adverse impact on the Portfolio Fund’s performance, and thus on the Fund’s performance.
In-kind
distributions from Portfolio Funds may not be liquid.
The Fund may receive
in-kind
distributions of securities from Portfolio Funds. There can be no assurance that securities distributed in kind by Portfolio Funds to the Fund will be readily marketable or saleable, and the Fund may be required to hold such securities for an indefinite period and/or may incur additional expense in connection with any disposition of such securities.
The Fund’s
Co-Investments
may be subject to risks associated with the lead investor.
The Fund’s investment portfolio will include
Co-Investments.
The Fund’s ability to realize a profit on such
Co-Investments
will be particularly reliant on the expertise of the lead investor in the transaction. There can be no assurance that the Fund will be given
Co-Investment
opportunities, or that any specific
Co-Investment
offered to the Fund would be appropriate or attractive to the Fund in the Adviser’s judgment. The market for
Co-Investment
opportunities is competitive and may be limited, and the
Co-Investment
opportunities to which the Fund wishes to allocate assets may not be available at any given time. Due diligence will be conducted on
Co-Investment
opportunities; however, the Adviser may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Adviser may have little to no opportunities to negotiate the terms of such
Co-Investments.
The Fund generally will rely on the Portfolio Fund Manager or sponsor offering such
Co-Investment
opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the
Co-Investment.
The Fund’s ability to dispose of
Co-Investments
may be severely limited, both by the fact that the securities are expected to be unregistered and illiquid and by contractual restrictions that may limit, preclude or require certain approvals for the Fund to sell such investment.
Co-Investments
may be heavily negotiated and, therefore, the Fund may incur additional legal and transaction costs in connection therewith.
The Fund may have limited
Co-Investment
opportunities.
Many entities compete with the Fund in pursuing
Co-Investments.
Some competitors may have a lower cost of funds and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition and regulatory restrictions, the Fund may not be able to pursue attractive
Co-Investment
opportunities from time to time.
The Fund may be subject to risks related to its direct investments alongside other parties.
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
Co-Investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the
Co-Investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
In addition, the Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
Co-Investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.

The Fund may be subject to risks related to venture capital investments.
Venture capital investments are in private companies that have limited operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.
Fixed-income securities in which the Fund may invest are generally subject to the following risks:
Interest Rate Risk
. The market value of bonds and other fixed-income securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other fixed-income securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates as currently interest rates are low based on historical levels. There is a risk that interest rates will rise, which will likely drive down prices of bonds and other fixed-income securities. The magnitude of these fluctuations in the market price of bonds and other fixed-income securities is generally greater for those securities with longer maturities. Fluctuations in the market price of the Fund’s investments will not affect interest income derived from instruments already owned by the Fund, but will be reflected in the Fund’s NAV. The Fund may lose money if short-term or long-term interest rates rise sharply in a manner not anticipated by the Adviser. Moreover, because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the NAV of the Fund to the extent that it invests in floating rate debt securities.
The Fund may invest in variable and floating rate debt instruments, which generally are less sensitive to interest rate changes than longer duration fixed rate instruments, but may decline in value in response to rising interest rates if, for example, the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Conversely, variable and floating rate instruments generally will not increase in value if interest rates decline. To the extent the Fund holds variable or floating rate instruments, a decrease in market interest rates will adversely affect the income received from such securities, which may adversely affect the NAV of the Fund’s Shares.
Issuer and Spread Risk
. The value of fixed-income securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer and the value of the assets of the issuer. In addition, wider credit spreads and decreasing market values typically represent a deterioration of a debt security’s credit soundness and a perceived greater likelihood of risk or default by the issuer.
Credit Risk
. Credit risk is the risk that one or more fixed-income securities in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent the Fund invests in below investment grade securities, it will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose it to additional risk in the event that the bonds underlying the derivatives default. The degree of credit risk depends on the issuer’s financial condition and on the terms of the securities.
Prepayment or “Call” Risk
. During periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For fixed rate securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders. This is known as prepayment or “call” risk. Below investment grade securities frequently have call features that allow the issuer to redeem the security at dates prior to its stated maturity at a specified price (typically greater than par) only if certain prescribed conditions are met (i.e., “call protection”). For premium bonds (bonds acquired at prices that exceed their par or principal value) purchased by the Fund, prepayment risk may be increased.
Reinvestment Risk
. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed-income securities at market interest rates that are below the Fund portfolio’s current earnings rate.
Duration and Maturity Risk
. The Fund has no set policy regarding the duration or maturity of the fixed-income securities it may hold. In general, the longer the duration of any fixed-income securities in the Fund’s portfolio, the more exposure the Fund will have to the interest rate risks described above. The Adviser may seek to adjust the portfolio’s duration or maturity based on its assessment of current and projected market conditions and any other factors that the Adviser deems relevant. There can be no assurance that the Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust the portfolio’s duration or maturity will be successful at any given time.
General Risks of Investing in the Fund
The Fund and the Portfolio Funds are subject to general investment risks.
There is no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk. Fund performance may be volatile and a Shareholder could incur a total or substantial loss of its investment. There can be no assurance that projected or targeted returns for the Fund will be achieved.
The Fund and the Portfolio Funds are subject to risks associated with market and economic downturns and movements.
Investments made by the Fund may be materially affected by market, economic and political conditions in the United States and in the
non-U.S.
jurisdictions in which its investments operate, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the control of the Adviser and could adversely affect the liquidity and value of the Fund’s investments and reduce the ability of the Fund to make new investments.
The Fund and the Portfolio Funds are subject to risks associated with financial market developments.
Volatile conditions in the capital markets may cause limitations on the ability of companies in which the Portfolio Funds will invest to obtain capital, or subject such companies to higher costs of capital for financing. This lack of available credit could impede upon the ability of such companies to complete investments and higher costs of capital could reduce the returns of the Fund or Portfolio Funds.
Changes in interest rates may adversely affect the investments held by the Fund. Changes in the general level of interest rates can affect the value of the Fund’s investments. Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations, fiscal deficits, trade surpluses or deficits, regulatory requirements and other factors beyond the control of the Fund and the companies in which the Portfolio Funds invest. Although it is expected that the Fund’s borrowings, if any, will be short-term in nature, the companies in which the Portfolio Funds invest may finance a significant portion of their activities with both fixed and floating rate debt. By financing the acquisition and development of an investment with floating rate debt, such companies and Portfolio Funds, and indirectly the Fund, will bear the risk that in the event of rising interest rates and a lack of concomitant growth in income, or any increase in underwriting standards that might limit the availability of credit, it could become difficult for such companies and Portfolio Funds to obtain refinancing. In such a case, a company or Portfolio Funds could be forced to take actions that might be disadvantageous at the time in question, such as refinancing on unfavorable terms or selling an asset. Any rise in interest rates may also significantly increase the interest expense of the companies in which the Fund and Portfolio Funds invest, causing losses and/or the inability to service debt levels. If a company in which a Portfolio Funds invests cannot generate adequate cash flow to meet debt obligations, the Fund may suffer a partial or total loss of capital invested in the Portfolio Funds. Given current market conditions following a historically low interest rate environment, risks associated with rising interest rates are heightened.
In addition, there is potential for new governmental initiatives, including regulations regarding lending and funding practices, liquidity standards and hedging transactions. Moreover, bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations and/or in the marketplace generally, including the expected issuance of formal enforcement orders. Negative developments in the financial industry and the impact of new legislation in response to those developments could restrict the Fund’s business operations and adversely impact the Fund’s results of operations and financial condition.
Furthermore, the current U.S. political environment is volatile and has increased uncertainty regarding future political, legislative, regulatory or administrative changes that may impact the Adviser, the Fund or its investors or the Fund’s investments. Any such changes could impact the laws and regulations applicable to the Adviser, the Fund or the Fund’s investments. Significant uncertainty remains in the market regarding the consequences of the current U.S. political environment, and the range and potential implications of possible political, regulatory, economic and market outcomes are difficult to predict. Uncertainty regarding the consequences of the current U.S. political environment may have an adverse effect or may cause volatility in the United States or global economies and currency and financial markets in the short or long term, as well as the values of the Fund’s investments and the Fund’s ability to execute its investment strategy or the financial prospects of its investments. While certain of such changes could beneficially impact the Fund or certain investments, other changes could adversely impact the Adviser, the Fund or its investors or the Fund’s investments.
The Fund has limited operating history.
The Fund is a
non-diversified,
closed-end
management investment company with limited operating history or track record. While members of the S3 business who will be active in managing the Fund’s investments have substantial experience in private market investments, the Fund commenced investment operations on October 11, 2024, has limited operating history and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives and that the value of Shares could decline.
The Fund is subject to conflicts of interest.
An investment in the Fund is subject to a number of actual or potential conflicts of interest. For example, the Adviser and/or its affiliates provide a variety of different services to the Fund, for which the Fund compensates them. As a result, the Adviser and/or its affiliates have an incentive to enter into arrangements with the Fund, and face conflicts of interest when balancing that incentive against the best interests of the Fund. The Adviser and/or its affiliates also face conflicts of interest in their service as investment adviser to other clients, and, from time to time, make investment decisions that differ from and/or negatively impact those made by the Adviser on behalf of the Fund. In certain circumstances, by providing services and products to their clients, these affiliates’ activities will disadvantage or restrict the Fund and/or benefit these affiliates and may result in the Fund forgoing certain investments that it would otherwise make. The Adviser may also acquire material non-public
information which would negatively affect the Adviser’s ability to transact in securities for the Fund. See “Potential Conflicts of Interest” below.

The Board may change the Fund’s investment objective and strategies without Shareholder approval.
The Board will have the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice and without Shareholder approval (except as required by the 1940 Act or other applicable laws). The Fund’s investment objective is non-fundamental
and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders. The Fund cannot predict the effects that any changes to its current operating policies and strategies would have on the Fund’s business, operating results and value of its Shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.
The Fund is actively managed and subject to management risk.
The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s ability to achieve its investment objective depends upon the Adviser’s skill in determining the Fund’s allocation of its assets and in selecting the best mix of investments. There is a risk that the Adviser’s evaluation and assumptions regarding asset classes or investments may be incorrect in view of actual market conditions. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because the Fund invests in private market investments, which are highly specialized instruments that require investment techniques and risk analyses different from those associated with investing in public equities and bonds. The Fund’s allocation of its investments across Portfolio Funds,
Co-Investments
and other portfolio investments representing various strategies, geographic regions, asset classes and sectors may vary significantly over time based on the Adviser’s analysis and judgment. As a result, the particular risks most relevant to an investment in the Fund, as well as the overall risk profile of the Fund’s portfolio, may vary over time. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions.
The Fund’s performance will depend on the Adviser and key personnel.
The Fund does not and will not have any internal management capacity or employees and depends on the experience, diligence, skill and network of business contacts of the investment professionals the Adviser and the S3 business currently employ, or may subsequently retain, to identify, evaluate, negotiate, structure, close, monitor and manage the Fund’s investments. The Adviser will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the Investment Advisory and Management Agreement. The Fund’s future success will depend to a significant extent on the continued service and coordination of the Adviser’s senior investment professionals. The departure of any of the Adviser’s key personnel, including the portfolio managers, or of a significant number of the investment professionals of the Adviser or of the S3 business, could have a material adverse effect on the Fund’s business, financial condition or results of operations. Under the terms of the Investment Advisory and Management Agreement, the Adviser may also enter into one or more sub-advisory
agreements with other investment advisers pursuant to which the Adviser may obtain sub-advisory
services from such other investment advisers to assist the Adviser in fulfilling its responsibilities. The Fund can offer no assurance that the investment professionals, resources, relationships and expertise of Apollo will be available for every transaction. In addition, the Fund cannot assure investors that the Adviser will remain the Fund’s investment adviser. The Fund may not be able to find a suitable replacement within that time, resulting in a disruption in its operations that could adversely affect its financial condition, business and results of operations. This could have a material adverse effect on the Fund’s financial conditions, results of operations and cash flow.
The Adviser’s due diligence process may entail evaluation of important and complex issues and may require outside consultants.
Before making an investment, the Adviser expects to conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to such investment, including the type of secondary transaction. Due diligence will depend on the type of secondary transaction, whether it is a traditional, non-traditional,
general
partner-led
(“GP-led”),
or highly diversified to more concentrated and single asset

transactions. Secondary due diligence may entail the evaluation of the underlying fund, the underlying fund manager, reporting and information, as well as business, financial, legal or other issues specific to such underlying fund’s portfolio companies, and may involve the use of third-party advisors or consultants.
When conducting due diligence and making an assessment regarding an investment, the Adviser will rely on the resources available to it, including public information, information provided by the sponsor involved, the target of the investment and, in some circumstances, third-party investigations, as well as private information, including information obtained due to the Adviser’s investment professionals’ relationships with former and current banks, lenders, management teams, consultants, competitors, investment bankers and due diligence conducted by another Apollo Client.
The due diligence investigation that the Adviser carries out with respect to any investment opportunity might not reveal or highlight all relevant facts, material or otherwise, that are necessary or desirable in evaluating such investment opportunity. In some cases, only limited information is available about a Portfolio Fund or
Co-Investment
opportunity in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful. In the event of fraud by any Portfolio Fund or
Co-Investment
vehicle or any of its general partners, managers or affiliates, the Fund may suffer a partial or total loss of capital invested in that investment. There can be no assurances that any such losses will be offset by gains (if any) realized on the Fund’s other investments. In addition, instances of fraud and other deceptive practices committed by the management teams of portfolio investments in which the Fund has an investment or is evaluating a potential investment could undermine the Adviser’s due diligence efforts with respect to such portfolio investments. Moreover, such an investigation will not necessarily result in the investment being successful.
An additional concern is the possibility of material misrepresentation or omission on the part of the investment or the seller. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Funds or
Co-Investment
vehicles and/or their current or former owners in the due diligence process to the extent the Fund deems reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Conduct occurring at portfolio companies, including activities that occurred prior to the Fund’s investment therein, could have an adverse impact on the Fund.
Investments in the Fund will be primarily illiquid.
The Fund is designed primarily for long-term investors. An investment in the Fund, unlike an investment in a traditional listed closed-end
fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. An investment in the Shares is not suitable for investors who need access to the money they invest. Unlike open-end
funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at a Shareholder’s option. Unlike stocks of listed closed-end
funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. The Fund’s private market investments will be illiquid and typically cannot be transferred or redeemed for a substantial period of time. The Shares are designed for long-term investors, and the Fund should not be treated as a trading vehicle.
There can be no assurance that the Fund will conduct repurchase offers in a particular period.
Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their NAV and the Adviser intends to recommend that, in normal market circumstances, the Fund conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets. The Fund is not obligated to repurchase any

Shares and may choose to conduct a quarterly repurchase offer of less than 5% of the Fund’s net assets or not conduct a quarterly repurchase offer in any quarter. As a result, Shares should be considered as having only limited liquidity and at times may be illiquid. Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end
registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.
There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time. The Adviser currently expects to recommend to the Board that the Fund conducts its first repurchase offer following the second full quarter of Fund operations (or such earlier or later date as the Board may determine).
There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”
Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders unless called for under the provisions of 1940 Act.
The Fund may repurchase Shares through distributions
in-kind.
The Fund generally expects to distribute cash to the holder of Shares that are repurchased in satisfaction of such repurchase. See “Repurchases of Shares.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Portfolio Fund that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind
to Shareholders. In the event that the Fund makes such a distribution of securities, there can be no assurance that any Shareholder would be able to readily dispose of such securities or dispose of them at the value determined by the Adviser.
The Fund will have access to confidential information.
The Fund will likely have access to or acquire confidential information relating to its investments. The Fund will likely limit the information reported to its investors with respect to such investments.
Shares are not freely transferable.
Transfers of Shares may be made only by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder or with the prior written consent of the Adviser, which may be withheld in the Adviser’s sole discretion. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Adviser that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.
The Fund is classified as
non-diversified
for purposes of the 1940 Act.
The Fund is classified as a
“non-diversified”
investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified
fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund. However, the Fund will be subject to the diversification requirements applicable to regulated investment companies under Subchapter M of the Code.
The Fund’s investments may be difficult to value.
The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.
A substantial portion of the Fund’s assets are expected to consist of Portfolio Funds and
Co-Investments
for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. Such securities are valued by the Fund at fair value as determined pursuant to policies and procedures approved by the Board. In determining fair value, the Adviser is required to consider all appropriate factors relevant to value and all indicators of value available to the Fund. The determination of fair value necessarily involves judgment in evaluating this information in order to determine the price that the Fund might reasonably expect to receive for the security upon its current sale. The most relevant information may often be provided by the issuer of the securities. Given the nature, timeliness, amount and reliability of information provided by the issuer, fair valuations may become more difficult and uncertain as such information is unavailable or becomes outdated.
The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. The Fund will invest a significant amount of its assets in private market investments for which no public market exists. There can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes in order to cure a violation thereof.
The Fund’s NAV is a critical component in several operational matters including computation of the Advisory Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund. It is expected that the Fund will accept purchases of Shares as of the first business day of each month. The number of Shares a Shareholder will receive will be based on the Fund’s most recent NAV, which will be calculated for the last business day of the preceding month (i.e., one business day prior to date on which the Fund will accept purchases). For more information regarding the Fund’s subscription process, see “Purchasing Shares.”
The Adviser generally expects to receive information for the Fund’s investments in private market investments, including Portfolio Funds and
Co-Investments,
on which it will base the Fund’s NAV only as of each calendar quarter end and on a significant delay. The Adviser generally does not expect to receive updated information intra quarter for such investments. As a result, the Fund’s NAV will likely be based on information with a delay of at least one calendar quarter. The Fund may need to liquidate certain investments, including its investments in private market investments, in order to repurchase Shares in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund’s investments after a repurchase offer could potentially disadvantage remaining Shareholders to the benefit of Shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage Shareholders whose Shares were accepted for repurchase to the benefit of remaining Shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing
Shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing
Shareholders to the benefit of subscribing investors. For more information regarding the Fund’s calculation of its NAV, see “Net Asset Valuation.”
The Fund cannot guarantee the amount or frequency of distributions.
The amount of distributions that the Fund may pay is uncertain. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with the distribution requirements necessary for the Fund to qualify to be treated as a RIC. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.
The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or
Co-Investments
and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.
Additional subscriptions will dilute the voting interest of existing Shareholders.
The Fund intends to accept additional subscriptions for Shares, and such subscriptions will dilute the voting interest of existing Shareholders in the Fund. Additional subscriptions will also dilute the indirect interests of existing Shareholders in the Fund investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent Fund investments underperform the prior investments.
The Fund and certain service providers may have access to Shareholders’ personal information.
The Adviser, the auditors, the custodian and the other service providers to the Fund may receive and have access to personal data relating to Shareholders, including information contained in a prospective investor’s subscription documents and arising from a Shareholder’s business relationship with the Fund and/or the Adviser. Such information may be stored, modified, processed or used in any other way, subject to applicable laws, by the Adviser and by the Fund’s other service providers and their agents, delegates, sub-delegates
and certain third parties in any country in which such person conducts business. Subject to applicable law, Shareholders may have rights in respect of their personal data, including a right to access and rectification of their personal data and may in some circumstances have a right to object to the processing of their personal data.
The Adviser and its affiliates manage funds and accounts with similar strategies and objectives to the Fund.
The Adviser and its affiliates are investment advisers to various clients for whom they make private equity investments of the same type as the Fund. The Adviser and its affiliates also may agree to act as investment adviser to additional clients that make private equity investments of the same type as the Fund. In addition, Apollo and its S3 business will be permitted to organize other pooled investment vehicles with principal investment objectives different from those of the Fund. It is possible that a particular investment opportunity would be a suitable investment for the Fund and such clients or pooled investment vehicles. Such investments will be allocated in accordance with the allocation policies and procedures of Apollo’s S3 business. See “Potential Conflicts of Interest” below.
The Fund is subject to inflation risk.
Inflation may adversely affect the business, results of operations and financial condition of the portfolio companies in which Portfolio Funds may invest.
Recent inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect portfolio companies’ operations. If portfolio companies are unable to pass increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly as interest rates rise in response to inflation. In addition, any projected future decreases in portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of those investments could result in future realized or unrealized losses and therefore reduce the Fund’s NAV.
While the United States and other developed economies have experienced higher-than-normal inflation rates, it remains uncertain whether substantial inflation in the United States and other developed economies will be sustained over an extended period of time or have a significant effect on the United States or other economies. Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of rising inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which may be critical to the operation of certain portfolio companies. Portfolio companies may have fixed income streams and, therefore, be unable to pay higher dividends. The market value of such investments may decline in times of higher inflation. Some of the Fund’s investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses.
Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in the United States and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.

The Fund may be subject to leverage risk.
The use of leverage creates an opportunity for increased Share gains, but also creates risks for Shareholders. The Fund cannot assure Shareholders that the use of leverage, if employed, will benefit the common shares. Any leveraging strategy the Fund employs may not be successful.
Leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•	leverage may increase operating costs, which may reduce total return.
Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders. Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage may reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage.
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Adviser does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
In addition to the foregoing, the use of leverage treated as indebtedness of the Fund for U.S. federal income tax purposes may reduce the amount of Fund dividends that are otherwise eligible for the dividends received deduction in the hands of corporate Shareholders.
Other Investment Risks
The Fund will hold cash, money market instruments and other short-term investments which may lower the Fund’s performance.
The Fund will, at times, hold assets in cash, money market instruments and other short-term investments, which may hurt the Fund’s performance. These positions may also subject the Fund to additional risks and costs.
The Fund may make
non-U.S.
Investments, which are subject to additional risks.
The Fund, either directly through
Co-Investments
or indirectly through Portfolio Funds, may invest in companies that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions. Such investments may be subject to certain additional risk due to, among other things, potentially unsettled points of applicable governing law, the risks associated with fluctuating currency exchange rates, capital repatriation regulations (as such regulations may be given effect during the term of the Fund or client portfolio), the application of complex U.S. and
non-U.S.
tax rules to cross-border investments, possible imposition of
non-U.S.
taxes on investors with respect to the income, and possible
non-U.S.
tax return filing requirements. The foregoing factors may increase transaction costs and adversely affect the value of the Fund’s portfolio investments.
Additional risks of
non-U.S.
investments include but are not limited to: (a) economic dislocations in the host country; (b) less publicly available information; (c) less well-developed regulatory institutions; (d) greater difficulty of enforcing legal rights in a
non-U.S.
jurisdiction, (e) economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation, and (e) the possible imposition of foreign taxes on income and gains recognized with respect to such securities. Moreover,
non-U.S.
portfolio investments and companies may not be subject to uniform accounting, auditing and financial reporting standards, practices and disclosure requirements comparable to those that apply to U.S. portfolio investments and companies. In addition, laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate, or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation might not adversely affect an investment by the Fund.
The Fund may be subject to risks related to changes in foreign currency exchange rates.
Because the Fund may have exposure to securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.
The Fund is subject to risks related to ESG matters.
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.

Other Risks
The Board may make decisions on behalf of the Fund without Shareholder approval.
Shareholders have no authority to make decisions or to exercise business discretion on behalf of the Fund, except as set forth in the Fund’s governing documents. The authority for all such decisions is generally delegated to the Board, which in turn, has delegated the day-to-day
management of the Fund’s investment activities to the Adviser, subject to oversight by the Board.
Recent market fluctuations and changes may adversely affect the Fund.
General fluctuations in the market prices of securities may affect the value of the Fund’s investments. Instability in the securities markets also may increase the risks inherent in the Fund’s investments. Stresses associated with the 2008 financial crisis in the United States and global economies peaked approximately a decade ago, but periods of unusually high volatility in the financial markets and restrictive credit conditions, sometimes limited to a particular sector or a geography, continue to recur. Some countries, including the United States, have adopted and/or are considering the adoption of more protectionist trade policies, a move away from the tighter financial industry regulations that followed the financial crisis, and/or substantially reducing corporate taxes. The exact shape of these policies is still being considered, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, especially if the market’s expectations are not borne out. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time. In addition, geopolitical and other risks, including environmental and public health, may add to instability in world economies and markets generally. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to countries experiencing economic, political and/or financial difficulties, the value and liquidity of the Fund’s investments may be negatively affected by such events.
The Fund is subject to general economic conditions, recent events, market disruptions and geopolitical risks.
The occurrence of events similar to those in recent years, such as localized wars, instability, new and ongoing epidemics and pandemics of infectious diseases and other global health events, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises, sovereign debt downgrades, increasingly strained relations between the United States and a number of foreign countries, new and continued political unrest in various countries, the exit or potential exit of one or more countries from the European Union (“EU”), continued changes in the balance of political power among and within the branches of the U.S. government, government shutdowns and other factors, may result in market volatility, may have long term effects on the United States and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.
Major public health issues, such
as COVID-19, have
at times, and may in the future impact the Fund.
The COVID-19 pandemic
caused substantial market volatility and global business disruption and impacted the global economy in significant and unforeseen ways. Any public health emergency, including the COVID-19 pandemic
or any outbreak of other existing or new epidemic diseases or the threat thereof, and the resulting financial and economic market uncertainty, could have a material adverse impact on the Fund or its investments. Moreover, changes in interest rates, travel advisories, quarantines and restrictions, disrupted supply chains and industries, impact on labor markets, reduced liquidity or a slowdown in U.S. or global economic conditions resulting from a future public health crisis may also adversely affect the Fund or its investments. COVID-19, or
any other health crisis and the current or any resulting financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity, among other factors.
Trade tensions between the United States and China have led to concerns about economic stability and could have an adverse impact on global economic conditions. The United States and China have each been implementing increased tariffs on imports from the other, and the United States has also adopted certain targeted measures such as export controls or sanctions implicating Chinese companies and officials. While certain trade agreements have been agreed between the two countries, there remains much uncertainty as to whether the trade negotiations between the United States and China will be successful and how the trade war between the United States and China will progress. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future. If the trade war between the United States and China continues or escalates, or if additional tariffs or trade restrictions are implemented by the United States, China or other countries in connection with a global trade war, there could be material adverse effects on the global economy, and the Fund and its portfolio investments could be materially and adversely affected.
Investments by the Fund, as well as by the Portfolio Funds in which the Fund invests, are materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, a weakening of credit markets (including a perceived increase in counterparty default risk), the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade policies, commodity prices, tariffs, currency exchange rates and controls and national and international political circumstances (including wars and other forms of conflict, terrorist acts, and security operations) and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and pandemics could materially affect the Fund’s investments to the extent it materially affects global economies or global financial markets. The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. These factors are outside of the Fund’s control and may affect the level and volatility of securities prices and the liquidity and value of the Fund’s portfolio investments, and the Fund may not be able to successfully manage its exposure to these conditions, which may result in substantial losses to Shareholders.
In addition, a counterparty’s ability to meet or willingness to honor its financial obligations (including its ability to extend credit or otherwise to transact with the Fund or a portfolio investment) may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the Adviser’s, the Fund’s and/or portfolio investments’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
Furthermore, Russia launched a large-scale invasion of Ukraine on February 24, 2022. The extent and duration of this military action, resulting sanctions and future local, regional or global market disruptions, are impossible to predict, but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks on Russian entities or individuals, including politicians, could have a severe adverse effect on the region, including significant negative economic impacts. How long such military action and related events will last cannot be predicted.
Additionally, as a result of increasing interest rates, reserves held by banks and other financial institutions in bonds and other debt securities could face a significant decline in value relative to deposits and liabilities which, coupled with general economic headwinds resulting from a changing interest rate environment, creates liquidity pressures at such institutions, as evidenced by the bank run on the Silicon Valley Bank (SVB) Financial Group (“SVB”) causing it to be placed into receivership. As a result, certain sectors of the credit markets could experience significant declines in liquidity, and it is possible that the Fund will not be able to manage this risk effectively. It is yet to be determined how the bank run on SVB will fully impact the overall performance of the Fund or one or more of its portfolio investments and how similar events may affect the ability of the Fund to execute its investment strategy.

While the Adviser expects that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio investments and these or similar events may affect the ability of the Fund to execute its investment strategy.
The exit of the United Kingdom from the European Union may impact investments in the UK, EU and the boarder global economy.
The United Kingdom (“UK”) ceased to be a member of the EU on January 31, 2020, an event commonly referred to as “Brexit”. The UK left the EU Customs Union and Single Market on December 31, 2020 following the end of the transitional period agreed between the UK and EU. On January 1, 2021, a free trade agreement agreed between the UK and EU (the “FTA”) came into force. Despite the FTA being agreed there is still uncertainty concerning many aspects of the UK’s legal and economic relationship with the EU, including in relation to the provision of cross-border services, and this could cause a period of instability and market volatility, and may adversely impact business and cross-border trade between the EU and the UK. In particular, UK regulated firms in the financial sector may be adversely affected following the transition period because the FTA does not provide for continued access by UK firms to the EU single market. In time, the UK may obtain a recognition of equivalence from the EU in certain financial sectors which would enable varying degrees of access to the EU market, however this is not certain. The many and varied potential effects on UK businesses of the consequences of leaving the single market and customs union are currently unclear and may remain so for a considerable period. Furthermore, given the size and global significance of the UK’s economy, there is likely to be a great deal of uncertainty about the effect of the FTA on the day-to-day
operations of those businesses that either engage in the trade of goods or provision of services within the EU. This may contribute to currency fluctuations or have other adverse effects on international markets, international trade and other cross-border cooperation arrangements. It is not possible to ascertain the precise impact that Brexit and the new trading relationship under the FTA may have but any such impact could may have an adverse effect on the UK, the EU and wider global economy and also on the ability of the Fund and its investments to execute their respective strategies and to achieve attractive returns.
Global developments may negatively impact Asian economies.
Many countries in Asia are heavily dependent upon international trade, and the United States and Europe remain important export markets for many economies in the region. Consequently, countries in the region may be adversely impacted by economic and political developments in other parts of the world, particularly in the case of significant contractions and weakening in demand in primary export markets or enactment of trade barriers by key trading partners. The global financial crisis in 2009 caused significant dislocations, illiquidity and volatility in the wider global credit and financial markets, including markets in Asia. While the volatility of global financial markets has largely subsided, there are rising political tensions within the region and globally, leaders in the United States and several European nations have risen to power on protectionist economic policies, and there are growing doubts about the future of global free trade. There can be no certainty that economies in the region may not be impacted by future shocks to the global economy. Further, the U.S. presidential administration and certain members of the U.S. congress have previously expressed and continue to actively express support for renegotiating international trade agreements and imposing a “border tax adjustment.” In addition, both the United States and China are currently engaged in sometimes hostile negotiations regarding their intentional trade arrangements, and each side has engaged or threaten to engage in an escalation of domestic protective measures such as tariffs. Commonly referred to as a “trade war”, the ongoing negotiations between the United States and

China has led to significant uncertainty and volatility in the financial markets. As of the date of this Prospectus, the future of the relationship between the United States and China is uncertain, and the failure of those countries to resolve their current disputes could have materially adverse effects on the global economy. This, and/or future downturns in the global economy, significant introductions of barriers to trade or even bilateral trade frictions between the region’s major trading partners and the United States or countries representing key export markets in Europe could adversely affect the financial performance of an underlying fund’s investment and such underlying fund could lose both invested capital in and anticipated profits from the affected investments.
The Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code.
As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income
and annual distribution requirements. If the Fund fails to qualify as a RIC it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and the Shareholders. See “Material U.S. Federal Income Tax Considerations.”
Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Portfolio Funds and Portfolio Fund Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Portfolio Funds or Portfolio Fund Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income.
If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests (as defined below in “Material U.S. Federal Income Tax Considerations-Qualification and Taxation as a Regulated Investment Company”), the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified
assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a
30-day
period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified
assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it would become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends. See “Material U.S. Federal Income Tax Considerations-Failure to Qualify as a Regulated Investment Company.” In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the Portfolio Funds or Portfolio Fund Managers. Because the Fund may not receive sufficient information from the Portfolio Funds or Portfolio Fund Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (i.e., a return of capital).
The Fund may have investments, either directly or through the Portfolio Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds) actually receives a corresponding amount of cash in respect of such income. The Fund may be required to make a distribution to its shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
In addition, the Fund may directly or indirectly invest in Portfolio Funds located outside the United States. Such Portfolio Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. In general, a U.S. person will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse United States tax consequences can be associated with certain foreign investments, including potential United States withholding taxes on foreign investment entities with respect to their United States investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”
The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirement (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement. See “Material U.S. Federal Income Tax Considerations-Qualification and Taxation as a Regulated Investment Company.”
The Fund may be required to structure investments inefficiently or forego certain investments in order to qualify as a RIC.
In order to comply with the RIC rules or for other reasons, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a U.S. or
non-U.S.
corporation (or other entity treated as such for U.S. tax purposes), and the Fund would indirectly bear any U.S. or
non-U.S.
taxes imposed on such corporation. The Fund may also be unable to make investments that it would otherwise determine to make as a result of the desire to qualify for the RIC rules.
Tax laws are subject to changes which may adversely affect the Fund.
It is possible that the current U.S. federal, state, local, or foreign income tax treatment accorded an investment in the Fund will be modified by legislative, administrative, or judicial action in the future, possibly with retroactive effect. The nature of additional changes in U.S. federal or
non-U.S.
income tax law, if any, cannot be determined prior to enactment of any new tax legislation. However, such legislation could significantly alter the tax consequences and decrease the after tax rate of return of an investment in the Fund. Potential investors therefore should seek, and must rely on, the advice of their own tax advisers with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.
Withholding Risk Applicable to Secondaries Funds.
Buyers of Portfolio Funds from foreign sellers may have a withholding obligation in certain circumstances. This withholding requirement may reduce the number of foreign sellers willing to sell interests in Portfolio Funds and therefore reduce the number of investment opportunities available to the Fund. Additionally, if the Fund does not properly withhold on a purchase of a Portfolio Fund from a foreign seller, the Portfolio Fund would be required to withhold on future distributions to the Fund, which would negatively impact the Fund’s returns.
Trustees and Officers are subject to limitations on liability and the Fund may indemnify and advance expenses to Trustees and Officers to the extent permitted by law and the Fund’s Declaration of Trust.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Trustees will not be liable to the Fund or shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, The Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to the Declaration of Trust and subject to certain exceptions described therein, the Fund will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, the Fund will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
The Fund will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and it will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.
Possibility of Misconduct of Employees and Service Providers.
Misconduct by employees of Apollo, the Adviser, advisors and service providers to the Fund and/or their respective affiliates (including affiliated service providers) could cause the Fund to incur significant losses and expenses and subject the Fund to civil or criminal penalties. Misconduct could include (i) entering into transactions without authorization, (ii) the failure to comply with operational and risk procedures, including due diligence procedures, (iii) misrepresentations as to investments being considered by the Fund, (iv) the improper use or disclosure of confidential, personal or material
non-public
information (including trading in securities, even during permissible “trading windows” or pursuant to
10b5-1
trading plans, if, for example, the applicable regulatory authority concludes that any determination as to whether material non-public
information is known at such time was not made in accordance with Apollo’s compliance policies and procedures), which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities, and
(v) non-compliance
with applicable laws or regulations and the concealing of any of the foregoing. Such activities may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Apollo seeks to maintain controls and procedures through which it seeks to minimize the risk of such misconduct occurring. However, no assurances can be given that Apollo or the Adviser will be able to identify or prevent such misconduct.
The Fund and the Adviser are subject to ongoing regulatory scrutiny and reporting obligations.
The Fund and the Adviser may be subject to increased scrutiny by government regulators, investigators, auditors and law enforcement officials regarding the identities and sources of funds of investors. In that connection, in the future the Fund may become subject to additional obligations that may affect its investment program, the manner in which it operates and, reporting requirements regarding its investments and investors. Each Shareholder will be required to provide to the Fund such information as may be required to enable the Fund to comply with all applicable legal or regulatory requirements, and each Shareholder will be required to acknowledge and agree that the Fund may disclose such information to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file such reports with such authorities as may be required by applicable law or regulation.
This offering is being made on a reasonable best-efforts basis by the Distributor.
This offering is being made on a reasonable best efforts basis, whereby the Distributor is only required to use its reasonable best efforts to sell the Shares and neither it nor any selling agent has a firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective and a Shareholder could lose some or all of the value of his, her or its investment in the Shares. The Distributor is an affiliate of the Fund and the Adviser. As a result, the Distributor’s due diligence review and investigation of the Fund and this Prospectus cannot be considered to be an independent review.
Systems Risk and Cybersecurity.
The Fund and the Adviser rely extensively on computer programs and systems (and may rely on new systems and technology in the future) for various purposes, including trading, clearing and settling transactions, evaluating certain investments, monitoring its portfolio and net capital, processing investor data and administration of the Fund and generating risk management and other reports, all of which are critical to oversight of the Fund’s activities. Certain of the Fund’s, the Adviser’s and Apollo’s operations will be dependent upon systems operated by third parties, including prime brokers, administrators, depositaries, market counterparties and their sub-custodians
and other service providers. The Fund’s service providers, including any affiliated service providers, may also depend on information technology systems, and, notwithstanding the diligence that the Fund may perform on its service providers, the Fund may not be in a position to verify the risks or reliability of such information technology systems.
The Fund, the Adviser, portfolio investments, their respective affiliates and their respective service providers are subject to risks associated with a breach in cybersecurity. Cybersecurity is a generic term used to describe the technology, processes and practices designed to protect networks, systems, computers, programs and data from both intentional cyber-attacks and hacking by other computer users, as well as unintentional damage or interruption that, in either case, can result in damage and disruption to hardware and software systems, loss or corruption of data and/or misappropriation of confidential information. For example, information and technology systems are vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Such damage or interruptions to information technology systems may cause losses to the Fund, Shareholders or portfolio investments, without limitation, by interfering with the processing of transactions, affecting the Fund’s or a portfolio investment’s ability to conduct valuations or impeding or sabotaging trading.
The Fund and portfolio investments may incur substantial costs as the result of a cybersecurity breach, including those associated with forensic analysis of the origin and scope of the breach, payments made and costs incurred in connection with ransomware attacks, increased and upgraded cybersecurity, identity theft, unauthorized use of proprietary information, litigation, adverse investor reaction, the dissemination of confidential and proprietary information and reputational damage. Any such breach could expose the Fund, the Adviser (which in turn is generally entitled to indemnification by the Fund) and portfolio investments to civil liability as well as regulatory inquiry and/or action. Shareholders could also be exposed to losses resulting from unauthorized use of their personal information. Similar types of cybersecurity risks also are present for portfolio investments and other issuers of securities in which the Fund invests, which could affect their business and financial performance, resulting in material adverse consequences for such portfolio investments and other issuers and causing the Fund’s investment to lose value. In addition, there are increased risks relating to the Adviser’s, affiliated services providers’ and portfolio investments’ reliance on their computer programs and systems when their personnel are required to work remotely for extended periods of time, including in connection with events such as the outbreak of infectious disease or other adverse public health developments or natural disasters, which risks include an increased risk of cyber-attacks and unauthorized access to their computer systems.
The Fund is subject to cyber security risk.
As the use of technology has become more prevalent in the course of business, the Fund has become more susceptible to operational and financial risks associated with cyber security, including: theft, loss, misuse, improper release, corruption and destruction of, or unauthorized access to, confidential or highly restricted data relating to the Fund and its investors; and compromises or failures to systems, networks, devices and applications relating to the operations of the Fund and its service providers. Cyber security risks may result in financial losses to the Fund and its investors; the inability of the Fund to transact business with its investors; delays or mistakes in the calculation of the financial data or other materials provided to investors; the inability to process transactions with investors or other parties; violations of privacy and other laws; regulatory fines, penalties and reputational damage; and compliance and remediation costs, legal fees and other expenses. The Fund’s service providers (including, but not limited to, its investment adviser, administrator, transfer agent, and custodian or their agents), financial intermediaries, entities in which the Fund invests and parties with which the Fund engages in portfolio or other transactions also may be adversely impacted by cyber security risks in their own businesses, which could result in losses to the Fund or its investors. While measures have been developed which are designed to reduce the risks associated with cyber security, there is no guarantee that those measures will be effective, particularly since the Fund does not directly control the cyber security defenses or plans of their service providers, financial intermediaries and companies in which they invest or with which they do business.
Operational Risk.
The Fund depends on the Adviser to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations, may cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund’s business is highly dependent on its ability to process transactions across numerous and diverse markets. Consequently, the Fund relies heavily on Apollo’s financial, accounting and other data processing systems. The ability of such systems to accommodate an increasing volume of transactions could also constrain the Adviser’s abilities to properly manage the Fund’s portfolio investments. Shareholders are generally not notified of the occurrence of an error or the resolution of any error. Generally, the Adviser and its affiliates will not be held accountable for such errors, and the Fund could bear losses resulting from such errors.
Location and Infrastructure.
Apollo maintains its headquarters in New York City, with other offices in North America, Europe and Asia. Loss of its space in one or more of the foregoing offices and/or key personnel in such offices, whether through fire, terrorist action, earthquake or another catastrophic event, could adversely affect the Fund’s operations and its investment returns. A serious impairment to the infrastructure of such offices, such as extended loss of power or a prolonged restriction of physical access to the building (including by governmental authorities or due to an infectious disease outbreak or natural disaster), also could adversely affect the operations and investment returns of the Fund. The Adviser maintains offsite data back-up
and recovery and have a business continuity and disaster recovery plan for offsite operation, but the risk of disruption of operations remains. Similar risks apply to the Fund’s service providers (including its broker-dealers and other custodians of the Fund’s assets, the service providers and broker-dealers of any underlying Portfolio Funds in which the Fund invests, and affiliated service providers) and portfolio investments.
Risk of Apollo Financial Distress and Operational Impairment.
If Apollo were to suffer significant financial distress (including due to extraordinary market conditions), a change of control and/or loss of access to credit, the Fund may be adversely affected and fail to fulfill its investment objective. Such negative effects could include the default by Apollo and/or its affiliates on their commitments to the Fund, which in turn might reduce the assets available to secure borrowings by the Fund and/or adversely affect borrowings already incurred by the Fund, as well as the loss of the ability of the Adviser to retain employees and provide its previous or anticipated quality of service.
Investments in Companies in Regulated Industries.
Certain industries are heavily regulated. To the extent that the Fund or an underlying fund makes investments in industries that are subject to greater amounts of regulation than other industries generally, such investments would pose additional risks relative to investments in other companies. Changes in applicable law or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If a portfolio investment fails to comply with these requirements, it could also be subject to civil or criminal liability and the imposition of fines. Portfolio investments also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such issuer. Governments have considerable discretion in implementing regulations that could impact a portfolio investment’s business, and governments could be influenced by political considerations and could make decisions that adversely affect portfolio investment’s business.

POTENTIAL CONFLICTS OF INTEREST
The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the Adviser or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients”). Apollo will continue to sponsor, manage or advise new Apollo Clients, whether alone or partnering with others, and will continue to maintain, develop, expand or monetize its investment and advisory and related businesses. Certain current Apollo Clients have, and certain future Apollo Clients are expected to have, investment mandates that overlap, either substantially or in part, with that of the Fund, and Apollo expects that the universe of potential investments and other activities of Apollo’s business could overlap with the investments and activities of the Fund, each of which, as a result, is expected to create conflicts of interest. For clarification, Apollo Clients will not include (a) any alternative investment vehicle, special purpose vehicle, subsidiary of the Fund, vehicles established to structure a co-investment, master,
joint or commingled account or investment vehicle, joint venture or other person through which the Fund can make an investment or group of investments or (b) any investment and any portfolio investment or investment of any other Apollo Client or Apollo and its subsidiaries, in each case subject to the 1940 Act, and unless the Adviser determines in its sole discretion that such person should be treated as an Apollo Client under the circumstances.
The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risks” above) that refer to potential conflicts of interest.
Allocation of Investment Opportunities
. Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client; (ii) Apollo Clients have one or more overlapping investment strategies; and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures. Also, the investment strategies employed by Apollo for current and future Apollo Clients could conflict with each other and adversely affect the prices and availability of other securities or instruments held by, or potentially considered for, one or more other Apollo Clients. If participation in specific investment opportunities is appropriate for more than one Apollo Client, participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures and the applicable governing documents of the relevant Apollo Clients. There can be no assurance, however, that the application of such allocation policies and procedures will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective or be allocated its investment interest. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board with respect to any specific conflict of interest. Such considerations have in the past resulted, and may in the future also result, in allocations of certain investment opportunities among Apollo Clients and Apollo on an other than pari passu basis.
Apollo is committed to allocating investment opportunities in a manner that, over time, is on a fair and equitable basis, and Apollo has established policies and procedures to guide the determination of such allocations. Subject to applicable law, including the 1940 Act, and the Board’s oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund.
Apollo’s allocation policies and procedures have established: (i) the allocations committee of Apollo Global Management, Inc. (“AGM” and such committee, the “AGM Allocations Committee”) to, among other things, review: (a) questions regarding an Apollo Client’s mandate; (b) potential distressed control investments; (c) any opportunities involving potential third-party co-investors;
and (d) the actions taken by subcommittees to the AGM Allocations Committee (the “Allocations
Sub-Committees”)
and conflicts of interest that cannot be resolved by the Allocations
Sub-Committees;
and (ii) allocation guidelines on which such committees generally base their allocation decisions.
Generally, an investment opportunity will be allocated to an Apollo Client if the opportunity reasonably falls within such Apollo Client’s mandate or is otherwise deemed suitable as determined by the relevant portfolio manager, investment committee, the AGM Allocations Committee or an Allocations
Sub-Committee.
If an investment opportunity falls within the mandate of, or is otherwise deemed suitable for, two or more Apollo Clients and it is not possible to fully satisfy the investment interest of all such Apollo Clients, the investment opportunity generally will be allocated pro rata based on the size of each Apollo Client’s original investment interest. The size of each Apollo Client’s investment interest will be determined generally based on each Apollo Client’s available capital or net asset value (or, in certain circumstances, the available capital or net asset value ascribed to the applicable strategy). However, a number of additional other factors can influence other allocation decisions, including: (i) the relative actual or potential exposure of any particular Apollo Client to the type of investment opportunity in terms of its existing investment portfolio; (ii) the investment objective of such Apollo Client; (iii) cash availability, suitability, instructions from an Apollo Client or an underlying investor, permitted leverage, and available financing for the investment opportunity (including taking into account the levels/rates that would be required to obtain an appropriate return); (iv) the likelihood of current income; (v) the size, liquidity and duration of the investment opportunity; (vi) the seniority of loan and other capital structure criteria; (vii) with respect to an investment opportunity originated by a third party, the relationships of a particular Apollo Client (or the portfolio manager) to such third party; (viii) tax or accounting considerations; (ix) legal or regulatory considerations; (x) supply or demand for an investment opportunity at a given price level; (xi) an Apollo Client’s risk or investment concentration parameters (including parameters such as geography, industry, issuer, volatility, leverage, liability duration or weighted average life, asset class type or other risk metrics); (xii) whether the investment opportunity is a follow-on
investment; (xiii) whether the vehicle is in the process of fundraising, is open to redemptions (in which case notions of net asset value and available capital can be subjectively adjusted to account for anticipated inflows or redemptions) or is close to the end of its investment period or term (for finite duration funds); (xiv) whether an Apollo Client’s economic exposure has been swapped to, or otherwise assumed by, one or more other parties; (xv) the governing documents of an Apollo Client (which could include provisions pursuant to which an Apollo Client is entitled to receive an allocation of a certain type of an investment opportunity, which could result in the Fund participating to a lesser extent in any such investment); (xvi) avoiding allocations that could result in de minimis or odd lot investments; and (xvii) such other criteria as are reasonably related to a reasonable allocation of a particular investment opportunity to one or more Apollo Clients (e.g., in the case of an Apollo Client ramp-up
period or when incubating a particular investment strategy or product or the investment period or term of an Apollo Client).
In determining whether an investment opportunity falls within an Apollo Client’s mandate, the relevant portfolio manager, investment committee, the AGM Allocation Committee or an Allocations
Sub-Committee,
as appropriate under the circumstances, will take into consideration that (i) multiple Apollo Clients have investment objectives that overlap to greater or lesser degrees; (ii) the applicable legal documents of each Apollo Client contemplate, to greater or lesser degrees, the obligation to offer such Apollo Client investment opportunities that fall within its investment objective or mandate; (iii) Apollo endeavors to not systematically disadvantage any Apollo Client; (iv) the investment objective of a particular Apollo Client could change over time; (v) the ultimate character of an investment opportunity (i.e., its risk/reward profile) will generally not become clear before a great deal of diligence and analysis has been completed by the investment professionals pursuing such investment opportunity; (vi) investment opportunities that are outcomes of heavily negotiated transactions are capable of being structured in a variety of ways, each of which presents its own particular risk/reward profile, legal, tax, regulatory and other considerations; (vii) an Apollo Client could have more than one mandate; and (viii) the applicability of the
Co-Investment
Order (as defined below) to the extent applicable.

To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
Apollo’s investment allocation policies and procedures can be revised by Apollo at any time without notice to, or consent from, the shareholders.
Investments with Respect to Which Other Apollo Clients May Benefit
. The Fund can invest in joint ventures, which investment activities may give rise to future investment opportunities (e.g., a forward commitment or other option acquired by the Fund or a relationship developed in connection with the making of an investment by the Fund) from which one or more other Apollo Clients may benefit. The Adviser has an incentive to take such future opportunities and/or benefits into consideration when making investment decisions for the Fund.
In addition, the 1940 Act may limit the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as business development companies under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio investment (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Creation of Other Entities; Restructuring
. Except as expressly prohibited under a contractual restriction to which Apollo is subject, Apollo will be permitted to market, organize, sponsor, act as general partner or manager or as the primary source for transactions for other pooled investment vehicles or managed accounts, which can be offered on a public or private placement basis, and to restructure and monetize interests in Apollo, or to engage in other investment and business activities. Such activities raise conflicts of interest for which the resolution may not be currently determinable.
The Exemptive Order.
An affiliate of the Adviser has received an exemptive order from the SEC permitting the Adviser to invest alongside certain affiliates, including investment funds, in private placement securities that involve the negotiation of certain terms of the private placement securities to be purchased (other than price-related terms), subject to the conditions included therein (the “Order”). Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees must be able to reach certain conclusions in connection with a transaction entered into in reliance on the Order, including that (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the shareholders and is consistent with the Board approved criteria. In certain situations where an investment in private placement securities with one or more funds managed by the Adviser or its affiliates is not covered by the Order, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, as discussed above, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that the Fund will be permitted to invest in private placement securities with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.
There can be no assurance that the Order will facilitate the successful consummation of investment opportunities by the Fund. As a result of the Order, there is also no assurance the Fund will be able to participate in all investment opportunities that are within its investment objective. For example, the Order does not allow different Apollo Clients to invest in different levels or tranches of an issuer’s capital structure on a negotiated basis where Apollo Clients would not hold a pro rata share of each tranche of the opportunity (e.g., cross investing). Additionally, the allocations available to the Fund for investment opportunities that are subject to the Order may be adversely affected because of the participation of other Apollo Clients that are regulated under the 1940 Act.

There will be a need to allocate investment opportunities across a larger amount of available capital. Investment opportunities that are subject to the Order are also subject to additional policies and procedures as a result of the participation of the Fund, which may delay deal execution and adversely impact the ability of Apollo Clients, including the Fund, to deploy capital.
Sharing of Services
. Subject to the limitations of the 1940 Act, in certain circumstances, in order to create efficiencies and optimize performance, one or more portfolio investments or portfolio investments of the Fund could determine to share the operational, legal, financial, back-office or other resources of another portfolio investment or portfolio investment of the Fund or a portfolio investment or portfolio company of Apollo or another Apollo Client or Apollo. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities by Apollo in good faith and in accordance with the 1940 Act and SEC guidance. In addition, it is possible that a portfolio investment could be in the business of providing goods or services that are, or could be, utilized by another portfolio company. In addition, it is possible that a portfolio investment could be in the business of providing goods or services that are, or could be, utilized by another portfolio company, portfolio investment or property, including a portfolio company owned by Apollo or a different Apollo Client or affiliate of Apollo (and for this purpose, any such portfolio company that is providing such services could be considered an Affiliated Service Provider for purpose of the governing documents). The provision of such services by certain existing and potential portfolio companies could incentivize the Adviser to facilitate arrangements with portfolio companies of Apollo or other Apollo Clients in order to create business opportunities for the portfolio company providing such services. As applicable, the Board will approve any such services provided by an affiliated service provider.
Allocation of Expenses.
Apollo will from time to time incur fees, costs and expenses on behalf of the Fund, one or more other Apollo Clients and itself. To the extent such fees, costs and expenses are incurred for the account or for the benefit of the Fund, one or more other Apollo Clients and itself, the Fund, such other Apollo Clients and Apollo will typically bear an allocable portion of any such fees, costs and expenses (subject to the terms of the Advisory Agreement and Affiliate Administration Agreement) in such manner as the Adviser in good faith determines. In most cases, Apollo’s Expense Allocation Steering Committee, which typically meets on a quarterly basis, is responsible for the overall expense allocations and the related methodologies for Apollo and Apollo Clients. For example, with respect to Apollo’s group professional liability insurance policy, approximately 90% of the premiums are allocated among all Apollo Clients covered under such policy while the remaining portion is borne by Apollo. Although Apollo endeavors to allocate such fees, costs and expenses in good faith over time, there can be no assurance that such fees, costs and expenses will in all cases be allocated appropriately. Notwithstanding the foregoing, Apollo may in the future develop policies and procedures to address the allocation of expenses that differ from its current practice.
Overhead Allocation.
Apollo has
in-house
accounting, legal, compliance, tax, administrative, operational, finance, risk, reporting, technology, investor servicing and other types of personnel or employees that provide support to Apollo Clients (including the Fund) and their respective subsidiaries and potential and existing portfolio investments on an ongoing basis. These employees assist with, among other things, the legal, compliance, tax, administrative, operational, finance, risk, reporting, technology, investor servicing and other functions of the Adviser and its affiliates and Apollo Clients (including the formation of, and capital raising for, Apollo Clients) and their respective acquisition, due diligence, holding, maintenance, financing, restructuring and disposition of investments, including, without limitation, mergers and acquisitions, financing and accounting, legal, tax and operational support and risk, litigation and regulatory management and compliance. The performance of such functions by Apollo employees could be in addition to or as an alternative to the outsourcing of any such services to third party service providers at market rates, including entities and persons regularly used by Apollo and its affiliates, Apollo Clients and their respective potential and existing portfolio investments. All fees, costs and expenses incurred by Apollo (including allocable compensation of such personnel or employees and related overhead otherwise payable by Apollo in connection with their employment, such as rent and benefits) in connection with services performed by personnel or employees of the Adviser or its affiliates that constitute services for or in respect of the Fund, its subsidiaries and its existing and potential portfolio investments, may be allocable to and borne by the Fund pursuant to the Advisory Agreement or Affiliate Administration Agreement, as applicable. Such allocations to the Fund will be based on any of the following methodologies (or any combination thereof), among others: (i) requiring personnel to periodically allocate their historical time spent with respect to the Fund or the Adviser, approximating the proportion of certain personnel’s time spent with respect to the Fund (which will be tracked on a weekly or biweekly basis), and, in each case, allocating their compensation and allocable overhead based on such approximations of time spent, or charging such approximations of time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Adviser determines in good faith represents a fair recoupment of expenses and for such services, or (iii) any other methodology determined by the Adviser in good faith to be appropriate and practicable under the circumstances. Further, the methodology utilized for one personnel group could be different from the methodology utilized by another personnel group, and different methodologies may be utilized, including within a single personnel group, at different times or in determining different types of allocations (such as allocations among Apollo Clients, on the one hand, and allocations as between Apollo Clients and Apollo affiliates, on the other hand). Determining such charges based on approximate allocations, rather than time recorded on an hourly or similar basis (which will not be undertaken), could result in the Fund being charged a different amount (including relative to another Apollo Client), which could be higher or lower, than would be the case under a different methodology. In addition, any methodology (including the choice thereof), as well as the application of any approximations it entails, involves inherent conflicts between the interests of the Fund, on the one hand, and any other Apollo Client or Apollo affiliate to which all or a portion of the relevant personnel’s time would otherwise be charged, on the other hand, and could result in incurrence of greater expenses by the Fund and its subsidiaries and potential and existing Portfolio Investments than would be the case if such services were provided by third parties at market rates. Further, some Apollo Clients’ governing documents could restrict or preclude the allocation of any of the foregoing amounts to such Apollo Clients, in which case such Apollo Clients could bear a lesser amount of such expenses relative to the Fund or any other Apollo Client, or not bear any such expenses at all.
Restrictions on Transactions Due to Other Apollo Businesses.
From time to time, various potential and actual conflicts of interest will arise from the overall advisory, investment and other activities of Apollo and its personnel. Apollo will endeavor to resolve conflicts of interest with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. Apollo can invest, on its own behalf, in securities and other instruments that would be appropriate for, held by or fall within the investment guidelines of an Apollo Client (including the Fund). Apollo can give advice or take action for its own account that can differ from, conflict with or be adverse to advice given or action taken for Apollo Clients (including the Fund). These activities will, in certain circumstances, adversely affect the prices and availability of other business opportunities, transactions, securities or instruments held by, available to or potentially considered for one or more Apollo Clients (including the Fund). Potential conflicts of interest also arise due to the fact that Apollo has investments in some Apollo Clients but not in others, or has different levels of investment in the various Apollo Clients, and that the Apollo Clients bear different levels of fees and incentive compensation in favor of Apollo.
Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in businesses and assets whose operations can be substantially similar to, and/or competitive with, the business and assets in which Apollo Clients have invested. The performance and operation of such competing businesses and assets could conflict with and adversely affect the performance and operation of an Apollo Client’s portfolio companies or other operating entities, and could adversely affect the prices and availability of business opportunities, transactions, securities or instruments held by, available to or potentially considered for such portfolio investments. Apollo will seek to resolve conflicts in a manner that Apollo deems to be fair and equitable.
In addition, Apollo can give advice, or take action with respect to, the investments of one or more Apollo Clients that may not be given or taken with respect to other Apollo Clients with similar investment programs, objectives or strategies. Accordingly, Apollo Clients with similar strategies may not hold the same securities or instruments or achieve the same performance. Apollo also advises Apollo Clients with conflicting investment objectives or strategies. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients. Apollo has and expects to maintain ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients.
Apollo may also have ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients. From time to time, Apollo may acquire securities or other financial instruments of an issuer for one Apollo Client which are senior or junior to securities or other financial instruments of the same issuer that are held by or acquired for another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt). Apollo also advises Apollo Clients with conflicting investment objectives or strategies. For example, in the event such issuer enters bankruptcy, the Apollo Client holding securities that are senior in bankruptcy preference is expected to have the right to pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to such Apollo Client, and Apollo might have an obligation to pursue such remedy on behalf of such Apollo Client. As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients.
Apollo Clients will, from time to time, subject to their governing documents, as applicable, acquire and dispose of securities or other financial instruments in portfolio investments at different times and upon different terms. The interests of Apollo Clients (including the Fund) in such investments will not be aligned in all or any circumstances, and there will be actual or potential conflicts of interests or the appearance thereof. In this regard, actions could, from time to time, be taken by Apollo that are adverse to the Fund. Apollo will also have ongoing relationships with issuers whose securities have been acquired by or are being considered for investment by Apollo Clients. Situations could arise where another Apollo Client acquires or otherwise engages in transactions with respect to securities of an entity in which the Fund has a financial interest (whether in the same or a different class of securities) or otherwise engages in selling, divesting or making further acquisitions or otherwise engages in transactions with respect to securities of such entity, including in connection with and following a co-investment.
For example, the Fund can engage assets of other Apollo Clients to provide additional services with respect to the Fund’s portfolio investments or vice versa. To the extent that any transactions involve the sale of securities between Apollo Clients, such transactions will be conducted in accordance with, and subject to, the 1940 Act and its rules and regulations, and to the extent that any such transactions may be viewed as a principal transaction due to the ownership interest by Apollo and its personnel, Apollo will comply with the requirements of Section 206(3) of the Advisers Act and its internal policies.
As described herein, Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in a broad range of businesses and assets. The Adviser may take into account Apollo’s, its affiliates’ and/or other Apollo Clients’ respective interests (including reputational interests) when determining whether to pursue a potential portfolio investment for the Fund. As a result, it is possible that the Adviser may choose not to pursue or consummate an investment opportunity for the Fund notwithstanding that such investment may be profitable for the Fund or that the Adviser may choose not to pursue an investment opportunity because of the reputational, financial and/or other interests of Apollo and its Affiliates.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Apollo Clients) without the prior approval of the SEC absent an applicable exemption. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate, absent an applicable exemption. However, the Fund may under certain circumstances purchase any such affiliate’s securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The Fund may seek to invest in a portfolio investment’s
non-voting
securities and, together with interests held by other Apollo Clients, may limit the amount invested in a portfolio investment. Such actions are intended to ensure that an underlying portfolio investment not be deemed an “affiliated person” of the Fund for purposes of the 1940 Act, which may impose limits on the Fund’s dealings with the portfolio investment and its affiliated persons. As a general matter, however, the portfolio investments in which the Fund will invest do not typically provide their shareholders with an ability to vote to appoint, remove or replace the general partner of the portfolio investment (except under quite limited circumstances that are not presently exercisable). Notwithstanding these limitations, under certain circumstances the Fund could become an affiliated person of a portfolio investment or another issuer. In such circumstances, the Fund may be restricted from transacting with the portfolio investment absent an applicable exemption.
Capital Structure Conflicts
. The Fund is permitted to invest in a portfolio investment or, indirectly, in an underlying fund investment, in which one or more other Apollo Clients or Apollo holds an investment in a different class of such portfolio investment’s securities or such underlying fund investment’s debt or equity, or vice versa, subject to the limitations of the 1940 Act. For example, to the extent permitted by the 1940 Act with respect to the Fund: (i) Apollo can acquire securities or other financial instruments of an issuer for one Apollo Client or itself that are senior or junior to securities or other financial instruments of the same issuer that are held by, or acquired for, another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt); (ii) Apollo could propose a holistic capital solutions proposal to an issuer that involves multiple Apollo Clients (including underlying fund investments) providing financing, in the form of debt or equity, or a combination thereof investing across two or more tranches or series of such issuer’s capital structure; (iii) Apollo can permit other Apollo Clients to provide debt or equity financing to a portfolio investment or underlying fund investment in which the Fund holds an investment, including in connection with or to finance a disposition of such portfolio investment or underlying fund investment; or (iv) Apollo can permit Apollo Clients to provide financing to a portfolio investment of other Apollo Clients, including the Fund.
Conflicts of interest are expected to arise under such circumstances. For example, in the event an issuer enters bankruptcy, Apollo or the Apollo Client holding securities that are senior in bankruptcy preference is expected to have the right to aggressively pursue such issuer’s assets to fully satisfy the issuer’s indebtedness to Apollo or such Apollo Client, and Apollo might have an obligation to pursue such remedy on behalf of itself or such Apollo Client. As a result, another Apollo Client (such as the Fund or an underlying fund) holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss. In such circumstances, Apollo could, to the fullest extent permitted by applicable law, take steps to reduce the potential for conflicts between the interests of each of the applicable Apollo Clients and itself, including causing one or more of such Apollo Clients to take certain actions that, in the absence of such conflict, it would not take (e.g., an Apollo Client, including the Fund, might remain passive in a situation in which it is entitled to vote, might divest itself of an asset it might otherwise have retained, might establish information barriers among its investment management businesses to separate Apollo investment professionals, might try to ensure that Apollo Clients own the same securities or financial instruments in the same proportion to preserve alignment of interest, might refer any such matter to the Board, or might invest in a particular asset or class of securities that seeks to align its interests with those of other Apollo Clients). Any such step could have the effect of benefiting other Apollo Clients or Apollo at the expense of the Fund.
In addition, in situations in which Apollo and/or another Apollo Client hold an interest in a portfolio investment that differs from that of the Fund or its underlying funds, conflicts of interest will arise in connection with, among other things, (i) the nature, timing and terms of each Apollo Client’s investment; (ii) the allocation of control and other governance rights among the Apollo Clients; (iii) the strategic objectives or timing underlying each Apollo Client’s investments; (iv) differing disposition rights, views and/or needs for all or part of an investment; and/or (v) resolution of liabilities in connection with an investment among the Apollo Clients. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.
Apollo has instituted policies and procedures that are reasonably designed to identify and address such potential conflicts of interest whether including at the inception of an investment and during the holding or ownership of an investment and that seek to ensure that Apollo Clients are treated fairly and equitably. The application by Apollo of its policies and procedures will vary based on the particular facts and circumstances surrounding each investment made by Apollo and Apollo Clients (including the Fund), or made by two or more Apollo Clients (including the Fund), in different classes, series or tranches of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure), and, as such, investors should expect some degree of variation, and potentially inconsistency, in the manner in which potential, or actual, conflicts of interest are addressed by Apollo. While Apollo’s policies and procedures for addressing the conflicts between Apollo and Apollo Clients and among multiple Apollo Clients in these situations are intended to resolve the conflicts in an impartial manner, there can be no an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct.
In addressing certain of the potential conflicts of interest described herein, Apollo and/or the Adviser may, but will not be obligated to, take one or more actions on behalf of the Fund or any other Apollo Client, including any one or more of the following: (i) causing an Apollo Client (including the Fund) to remain passive in a situation in which it is otherwise entitled to vote, which may mean that the Fund or any other Apollo Client defers to the decision or judgment of an independent, third-party investor in the same class of equity or debt securities or other financial instruments held by the Fund or such other Apollo Client; (ii) referring the matter to one or more persons not affiliated with Apollo to review or approve of an intended course of action with respect to such matter; (iii) establishing information barriers among its investment management businesses to separate Apollo investment professionals or assigning different teams of Apollo investment professionals, in each case, who are supported by separate legal counsel and other advisers, to act independently of each other in representing different Apollo Clients or Apollo Clients that hold different classes, series or tranches of an issuer’s capital structure; (iv) as between two Apollo Clients (including the Fund), ensuring (or seeking to ensure) that the underlying investors therein own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interest; or (v) limiting the applicable portion of the tranche that the Fund or another Apollo Client could have otherwise acquired. Any such step would be subject to the 1940 Act and could have the effect of benefitting other Apollo Clients or Apollo at the expense of the Fund, and there can be no assurance that any of these measures will be feasible or effective in any particular situation, and it is possible that the outcome for the Fund will be less favorable than might otherwise have been the case if Apollo had not had duties to other Apollo Clients.
The Adviser and its affiliates and the management of a portfolio investment will be required at times to make decisions that are adverse to the interests of the equity investors in such underlying fund investment while at the same time beneficial to the debt investors in such underlying fund investment, or vice versa (for example, if such underlying fund Investment or a subsidiary thereof should file for bankruptcy). Should the Adviser and its affiliates or the management of a portfolio investment act in a way that is not in the best interests of the debt investors in such underlying fund investment, then, to the extent that the Adviser and its affiliates or management of such portfolio investment are directed by Apollo, such decision could subject the Adviser and the Fund, among others, to the risk of claims to which they would not otherwise be subject, including claims of breach of the duty of loyalty or violations of securities law. To the extent that a greater number or proportion of debt investors in an underlying fund investment are Apollo Clients (or Apollo) or are investors in Apollo Clients, Apollo will be incentivized to prioritize the interests of the debt investors in such underlying fund investment (including Apollo itself) over the interests of the equity investors in such underlying fund investment (including Apollo itself), and vice versa, and Apollo will be subject to certain conflicts of interest in connection therewith.
Certain Transactions
. Situations may arise where certain assets held by the Fund may be transferred to Apollo Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Fund and applicable law, including the 1940 Act.

Representing Creditors and Debtors
. The Adviser and its affiliates could in certain circumstances represent creditors or debtors in proceedings under relevant bankruptcy or insolvency codes or prior to such filings. From time to time, the Adviser and its affiliates could serve as advisor to creditor or equity committees on behalf of such Apollo Clients. This involvement, for which the Adviser and its affiliates could be compensated, could, among other things, limit or preclude the flexibility that the Fund could otherwise have to participate in restructurings, or the Fund may be required to liquidate any existing positions of the applicable issuer.
Subdivision of Debt Obligations
. Subject to the limitations of the 1940 Act and the conditions under the Order, the Adviser, acting in respect of the Fund and other Apollo Clients, is permitted, from time to time, to subdivide a debt or other fixed-income obligation (including preferred equity securities to the extent applicable) into two or more tranches, each of which has different terms from the original obligation with respect to interest and principal repayment, seniority and subordination, default remedies, rights to collateral and other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests, including in related-party transactions between the Fund and other Apollo Clients. The subdivision or “tranching” of debt or other fixed-income obligations typically will be undertaken when Apollo determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt or other fixed-income obligations or other securities having specific features that suit the differing risk and return parameters of different Apollo Clients (including the Fund) on a more customized basis than is available in the market at a particular time. Participation by the Fund in these tranching activities, either as a creator/seller of tranches to or as a purchaser from other Apollo Clients, may give rise to a variety of potential conflicts of interest with Apollo and other Apollo Clients.
Terms of Tranches
. The terms of the tranches, including pricing terms and other terms, including inter-creditor rights and obligations between or among the holders of the different tranches, typically will not be the result of any arms’-length negotiations. Apollo will endeavor to ascertain and adhere to prevailing market practices at the time that the terms of the tranches are established. However, for any particular terms, there can be no assurance that a prevailing market practice exists or can be readily ascertained or that it will be adopted if there are circumstances that cause Apollo to conclude that it is not appropriate in a particular case.
Exercise of Rights and Remedies
. Once different tranches have been allocated among the Fund and other Apollo Clients, a variety of situations could arise in which the holders of a particular tranche will have the opportunity to enforce rights or remedies relating to the borrower, or to vote on or consent to waivers, amendments or other changes. In general, if the relevant documents give holders of one tranche a right to take action, Apollo expects that under most circumstances, it will take such action in the manner that it believes to be in the interests of such holders, without regard to the consequences for holders of other tranches, including the Fund or other Apollo Clients. A decision on any of these matters on behalf of holders of one tranche could have an adverse effect on the expected return for holders of other tranches. In these circumstances, Apollo could consider whether there are alternative measures that could fairly reconcile the competing interests of its clients, but there can be no assurance that such alternative measures will be available. As a result, Apollo could be required to take, or not take, an action that will place the interests of another Apollo Client ahead of those of the Fund. Alternatively, if the Fund is the owner of a tranche in which unaffiliated investors also own a material interest, and other Apollo Clients own an interest in a different tranche, in order to mitigate conflict with such other Apollo Clients, Apollo could elect to take a passive approach in which it allows the unaffiliated holders to guide the action to be taken or not taken.
Bankruptcy and Other Distress Situations
. When a debtor with different classes of outstanding debt becomes bankrupt or experiences severe financial distress, a resolution of the situation often requires adversarial judicial proceedings or contentious negotiations. If this were to occur with respect to a debtor for which the Fund and other Apollo Clients hold different tranches of debt or other securities, it generally will not be feasible for Apollo to advocate effectively for the interests of all of its clients to the extent that there are conflicting or competing interests among holders of different tranches. As a threshold matter, Apollo expects that in a bankruptcy or other distressed situation, it will generally consider whether it is necessary or appropriate to arrange for separate legal counsel to be engaged on behalf of each separate tranche in order to analyze and identify the available rights, remedies, potential claims and legal strategies for seeking to maximize the recovery potentially available to the tranche, unless the outcome for a particular tranche is clear and certain. It is anticipated that, where feasible, an effort will be made to fashion a compromise solution. Any such effort to reach a compromise solution could result in the Fund and, in turn, other Apollo Clients, experiencing a worse outcome than they might have achieved in the absence of Apollo’s conflicting loyalties. In certain circumstances, Apollo could seek to mitigate the conflict by delegating certain decision-making responsibilities on behalf of the Fund or other Apollo Clients to unaffiliated third parties, or by seeking to dispose in whole or in part of one or more tranches. Alternatively, Apollo can seek to accommodate the competing interests of Apollo Clients by assigning different teams of Apollo investment professionals, supported by separate legal counsel and other advisers, to act independently of each other in representing different tranches. There can be no assurance that any of these measures will be implemented, feasible or effective in any particular situation, and it is possible that the outcome for the Fund, and in turn, the Apollo Client, will be less favorable than might otherwise have been the case if Apollo had not had duties to Apollo Clients holding other tranches.
Brokerage Commissions
. The Fund’s securities transactions generate brokerage commissions and other compensation, including clearing fees and charges, all of which the Fund, not the Adviser or any of its affiliates, will be obligated to pay. The Adviser has sole discretion in deciding what brokers and dealers the Fund uses, subject to Board approval, and in negotiating the rates of brokerage commissions and other compensation the Fund pays. In selecting brokers and negotiating commission rates, the Adviser (i) will take into account such information it deems appropriate; (ii) need not solicit competitive bids; and (iii) does not have any obligation to seek the lowest available commission cost or spread. The Fund buys and sells securities directly from or to dealers each acting as “principals” at prices that include markups or markdowns, and buys securities from underwriters or dealers in public offerings at prices that include compensation to the underwriters and dealers. Any use of commissions or “soft dollars” generated by the Fund to pay for brokerage and research products or services will fall within the safe harbor created by Section 28(e) of the Exchange Act.
Information Barriers
. Other than as described below and the S3 Information Barrier Policy, Apollo currently operates without information barriers among its investment management businesses that many other investment management firms or other similar institutions implement to separate persons who make investment decisions from others who might possess material non-public
information that could influence such decisions. In an effort to manage possible risks arising from Apollo’s decision not to generally implement such screens, Apollo maintains a code of ethics (the “Code of Ethics”) and provides training to relevant personnel with respect to conflicts of interest and how such conflicts are identified and resolved under Apollo’s policies and procedures. In addition, Apollo’s compliance department maintains a list of restricted securities with respect to which Apollo could have access to material non-public
information and in which Apollo Clients are not permitted to trade. In the event that any employee of Apollo obtains such material non-public
information with respect to any one of Apollo’s investment management businesses, Apollo will be restricted in acquiring or disposing of the relevant investments on behalf of Apollo Clients, which could impact the returns generated for such Apollo Clients. Apollo expects, in certain cases, to manage possible risks associated with access to material non-public
information by maintaining information barriers that limit the dissemination of material non-public
information concerning certain Apollo strategic and other transactions to a designated group of Apollo personnel. Accordingly, given the investment strategy of the Fund, Apollo has established a
“one-way”
information barrier policy (“S3 Information Barrier Policy”) whereby the investment team of the Fund is restricted from communicating any confidential information or material non-public
information arising from S3 transactions with any other Apollo Clients, without compliance pre-approval
of such communication. Pursuant to the
“one-way”
nature of the S3 Information Barrier, any potential confidential information or material non-public
information regarding S3 transactions obtained by investment professionals on the S3 team would restrict the trading activities of S3 (and as a result, the Fund), but such S3 restricted information held by investment professionals on the S3 team, to the extent contained within the S3 investment professionals, would generally not restrict trading for the remainder of Apollo (or other Apollo Clients), subject to the restricted list and wall-crossing procedures set forth in the S3 Information Barrier Policy. As a result of this
“one-way”
nature of the S3 Information Barrier Policy, certain third-parties may be hesitant to engage with the Fund knowing that this S3 Information Barrier Policy is a departure from Apollo’s typical operations and may prevent the S3 team from exchanging information in a way that typically benefits Apollo.
Notwithstanding the maintenance of restricted securities lists and other internal controls, it is possible that the internal controls relating to the management of material non-public
information could fail and result in Apollo, or one of its investment professionals or other employees, buying or selling a security while, at least constructively, in possession of material non-public
information. Inadvertent trading on material
non-public
information could have adverse effects on Apollo’s reputation, result in the imposition of regulatory or financial sanctions and, as a consequence, negatively impact Apollo’s ability to provide its investment management services to Apollo Clients.
Apollo’s investment professionals or other employees will acquire, in their capacities as investment professionals or otherwise of one or more Apollo Clients (including the Fund), non-public
information regarding investment opportunities, business methodologies, strategies and other proprietary information that is shared with and ultimately used for the benefit of other Apollo Clients, including Apollo Clients (other than the Fund) within Apollo’s private equity business segment or in Apollo’s credit or real assets business segments. Further, the significance of Apollo’s assets under management with respect to its credit and insurance platforms could have a material adverse effect on the ability of the Fund to take advantage of investment opportunities that might otherwise have been suitable. Although Apollo will endeavor to ensure that such information sharing and use does not prejudice the Fund or one or more other Apollo Clients, there can be no assurance that such endeavors will be sufficient or successful.
Apollo could be required by certain regulations, or decide that it is advisable, to establish additional information barriers among its investment management businesses. In such event, Apollo’s ability to operate as an integrated investment management businesses would be impaired, which would limit the Adviser’s access to certain Apollo personnel and information and could adversely impact its ability to manage the Fund’s investments. The establishment of such information barriers could also lead to operational disruptions and result in restructuring costs, including costs related to hiring additional personnel as existing investment professionals are allocated to either side of such barriers, which could adversely affect Apollo’s business and the Fund.
Management Team
. Management intends to devote sufficient time to the Fund. Apollo and its personnel will have conflicts of interest in allocating their time and services among Apollo Clients and personal investment activities. The Adviser’s personnel will work on other projects, including other Apollo Clients and Apollo’s other existing and potential business activities. Apollo’s personnel also will participate in the management of the investment activities of other Apollo Clients concurrently with their obligations to the Fund. In certain circumstances, it is possible that the investments held by such Apollo Clients will be in competition with those of the Fund. None of the Shareholders will have an interest in investments made by such other Apollo Clients solely by reason of their investment in the Fund.
Employees of Apollo may, from time to time, serve as directors or as board observers with respect to portfolio companies or other operating entities, the securities of which are purchased on behalf of Apollo Clients. In the event that Apollo (i) obtains material non-public
information in such capacity with respect to any such portfolio company or entity, or (ii) is subject to trading restrictions pursuant to the internal policies of such portfolio company or entity, Apollo will be restricted from engaging in transactions with respect to the securities or instruments of such issuer. Such a restriction could have an adverse effect on the Fund and other Apollo Clients. See “Information Barriers” above.
Conflicts of interest are expected to arise because Apollo employees (including personnel dedicated to the Fund) will serve as directors, board observers or management committee members or in a similar capacity, of certain of the portfolio investments. In addition to any fiduciary duties Apollo employees owe to the Fund as directors or management committee members of portfolio investments, such employees often owe fiduciary duties to the other owners of such portfolio investments, which in many cases are other Apollo Clients, and to persons other than the Fund. In general, such director or similar positions are often important to the Fund’s investment strategy and often have the effect of enhancing the ability of Apollo to manage investments. However, such positions could also have the effect of impairing the ability of Apollo to sell the related securities when, and upon the terms, it otherwise desires. In addition, such positions can place Apollo employees in a position where they must make a decision that is either not in the best interests of the Fund or not in the best interests of the other owners of the portfolio investment where the Fund is not the sole owner thereof. Should an Apollo employee make a decision that is not in the best interest of such owners, such decision could subject Apollo and the Fund to claims that they would not otherwise be subject to as an investor, including claims of breach of the duty of loyalty, securities claims and other director-related claims. In addition, because of the potential conflicting fiduciary duties, Apollo could be restricted in choosing investments for the Fund, which could negatively impact returns received by the Fund.
Affiliated Service Providers
. Subject to the limitations of the 1940 Act and SEC guidance, the Fund and/or its existing and potential portfolio investments may engage affiliated service providers to perform certain non-advisory
services, including those described herein. Affiliated service providers may receive compensation based on, among other things, the performance of the portfolio investments that they service. Therefore, it is possible that certain affiliated service providers may receive incentive compensation from the Fund, even though the Fund does not generally bear incentive compensation and even if the Fund, as a whole, does not have net capital appreciation at the time. Such compensation arrangements may create an incentive to make investments or investment decisions that are riskier or more speculative than would be the case if such arrangements were not in effect. Certain of such affiliated service providers and the types of services they provide and the activities in which they engage are described below.
The relationship between Apollo and any affiliated service provider will give rise to conflicts of interest between Apollo and the affiliated service provider, on the one hand, and Apollo Clients (including the Fund), on the other hand, to or with respect to whom such affiliated service provider provides services, or in respect of the Apollo Clients (including the Fund) that have an interest in any potential or existing portfolio investment to or with respect to which any such affiliated service provider provides services. Certain Apollo professionals and other persons (including persons associated with AGS or AGF (as defined below)) that are involved in providing origination, sourcing, portfolio management, syndication or other services to the Fund on behalf of Apollo (including Apollo investment professionals dedicated to, among other things, corporate credit and direct origination) will also be involved in the business and operations of affiliated service providers, including the activities of AGS and AGF described below. Such persons will face conflicts of interest in dedicating time and resources to the Fund, which could have a detrimental effect on the Fund’s performance. Apollo seeks to address this conflict of interest by providing in its Code of Ethics that all supervised persons have a duty to act in the best interests of each Apollo Client, including the Fund, and by providing training to supervised persons with respect to conflicts of interest and how such conflicts are identified and resolved under Apollo’s policies and procedures. In addition, an affiliated service provider can provide services to third parties (including portfolio investments, as described below), including third parties that are competitors of Apollo or one or more of its affiliates, Apollo Clients or their existing or potential portfolio investments. In such cases, the affiliated service provider will generally not take into consideration the interests of the Fund or its portfolio investments, but rather will take into account its own interests.
Further, conflicts of interest will arise in connection with an affiliated service provider’s provision of services to or in respect of an Apollo Client or an existing or potential portfolio company or portfolio investment on account of, among other things:
(i) Apollo, together with the affiliated service provider, viewing the relevant Apollo Client or potential or existing portfolio company or portfolio investment as a source of revenue (which would in most instances not result in a reduction of management fees payable by the applicable Apollo Client);

(ii) an existing or potential portfolio company or portfolio investment engaging an affiliated service provider in an effort to obtain equity, debt or other forms of financing or investment by Apollo Clients (including the Fund), including in connection with services provided or to be provided by an affiliated service provider in respect of a class, tranche or series within such company’s capital structure (or such company’s capital structure as a whole) in which such Apollo Client(s) are not invested or are not expected to invest (and in such circumstance such Apollo Clients are invested or are expected to invested in a different class, tranche or series within such company’s capital structure);
(iii) the sourcing and approval of potential Fund investments that result in incremental revenue to such affiliated service provider (including in circumstances where such revenue would not have existed but for a potential or existing portfolio company’s or portfolio investment’s engagement of such affiliated service provider), including as a means to facilitate the engagement of such affiliated service provider by any such company or investment in connection with a contemporaneous investment in such company or investment by an Apollo Client (including the Fund);
(iv) Apollo compensation arrangements with respect to such revenue; and
(v) the allocation of a given investment opportunity, including the under- or over-commitment of certain Apollo Clients, and/or the inclusion or exclusion of certain Apollo Clients (in whole or in part) from such investment opportunity, as a means to ensure the payment of such revenue.
An affiliated service provider also can come into possession of information that it is prohibited from acting on or disclosing (including on behalf of the Fund) as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of the Fund or a portfolio company. See also “Information Barriers” above.
AGS and AGF
. Apollo Global Securities, LLC (“AGS”), an affiliate of Apollo, which is a broker-dealer registered with the SEC and a member of FINRA, is authorized to perform, among other things, the following services: (i) conduct private placements; (ii) provide services in respect of the underwriting of securities; (iii) provide transaction advisory services, including capital markets advisory and structuring services; (iv) conduct merger and acquisition transactions; and (v) purchase and sell corporate debt securities. Apollo Global Funding, LLC (“AGF”) is a subsidiary of Apollo and an affiliate of AGS, and provides a variety of services with respect to financial instruments that are not subject to broker-dealer regulations such as arranging, structuring and syndicating loans and providing debt advisory and other similar services. AGS and AGF are expected to, from time to time, expand the services that they perform and the activities in which they engage. AGF or AGS, as applicable, may be engaged, either by the portfolio investment or the issuer of the portfolio investment or, alternatively, by the participating Apollo Clients (including the Fund) to provide services, and arrangements are generally made for AGF or AGS, as applicable, to receive its fees directly from the portfolio investment or issuer for services rendered (however, if such person will not pay or reimburse such fees, the participating Apollo Clients will pay such fees). The Board, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a AGF or AGS acts as an underwriter, as broker for the Fund, or as dealer, broker or advisor, on the other side of a transaction with the Fund only where the Board believes in good faith that such transactions are appropriate for the Fund.
Affiliated Loan Origination and/or Servicing Businesses; MidCap
. Certain Apollo affiliates (such as AGF), Apollo Clients or their existing or potential portfolio investments are engaged in the loan origination and/or servicing businesses. For example, loans, such as term loans and revolvers originated by Apollo affiliates, Apollo Clients and/or their respective portfolio investments, could involve the appointment of related parties of Apollo, such as MidCap Financial Services, LLC (together with its subsidiaries, “MidCap”), a subsidiary of MidCap FinCo Designated Activity Company, an Apollo Client as service providers.
MidCap is a middle market-focused specialty finance firm that provides senior debt solutions to companies across a wide range of industries and has the ability to, from time to time, provide seller or other forms of financing to a buyer of an existing portfolio investment that, for example, would be contingent upon the disposition of such portfolio investment to such buyer. In connection with such activities, conflicts of interest often arise with respect to, among other things, the role of MidCap, AGF or any other service provider engaged in the loan origination and/or servicing businesses in such transaction, including the information available to such person with respect to such transaction and the fees and other terms (including as to whether such terms are at the market rate) on which such person is participating in such transaction. The Fund can acquire loans originated, structured, arranged and/or placed or arranged by MidCap, AGF or any other related-party loan origination or servicing businesses, including Apollo affiliates, Apollo Clients and their respective portfolio companies and affiliated service providers. To the extent the Adviser makes a determination that the permanent hold of an investment should be reduced from the original amount funded, MidCap, AGF or another affiliated service provider could be engaged by the Apollo Client (including the Fund) or the portfolio investment to provide syndication services and receive a fee for the provision of such services from the Apollo Client or the portfolio investment; however, it is possible that the portfolio investment does not pay for its expenses, in which case such expenses will be borne by the Apollo Client as an operating expense. In connection with their lending activities, MidCap, AGF or any other such loan origination or servicing businesses or other applicable person will receive certain fees and services or other compensation, including arranger, brokerage, placement, syndication, solicitation, underwriting, agency, origination, sourcing, structuring, collateral management or loan administration, advisory, commitment, facility, float or other fees, discounts, spreads, commissions, concessions and other fees received as part of such loan origination or servicing businesses, from the borrower or otherwise, and will also receive reimbursement for costs or expenses from the borrower. Such fees can be charged on a cost reimbursement, cost-plus or other basis. Such fees, compensation or expense reimbursements received by the relevant person or business (including from the Fund or any of its portfolio investments) will be retained by, and be for the benefit of, the relevant person or business or any of their respective affiliates or employees, as applicable, in each case, in accordance with the fee arrangements set forth in the Advisory Agreement and Affiliate Administration Agreement. The provision of services by any such person or business to the Fund or portfolio investments will not require the review by, or consent of, the Shareholders or any other independent party.
In addition to the specific examples set forth above, the aforementioned and other affiliated service providers will provide the aforementioned services or other services to Apollo Clients and/or their existing or potential portfolio investments (including the Fund and its existing and potential portfolio investments). An affiliated service provider can, from time to time participate in underwriting syndicates and/or selling groups with respect to the equity and debt instruments issued or acquired by Apollo Clients or their existing or potential portfolio investments and other entities in or through which Apollo Clients or their existing or potential portfolio investments invest, or in connection with an Apollo Client’s disposition of all or a portion of a portfolio investment to a third party such that an Affiliated Service Provider may facilitate or provide seller financing in connection with such disposition. Subject to the 1940 Act and the Order, any affiliated service provider will receive fees, other compensation or reimbursements for costs or expenses in connection with providing services to Apollo Clients or their existing or potential portfolio investments or third parties, including the Fund and its portfolio investments. Such fees, compensation or reimbursements received by an Affiliated Service Provider (including from the Fund or any of its existing and potential portfolio investments) will be retained by and be for the benefit of the applicable Affiliated Service Providers or any of their respective affiliates or employees.
Apollo Employees of portfolio investments or Affiliated Service Providers
. Where affiliated service providers or Apollo employees are hired or retained by one or more portfolio investments or by an affiliated service provider on behalf of a portfolio investment, any related compensation will be paid, reimbursed or otherwise borne by the applicable portfolio investment (or affiliated service provider), and a portion of the overhead related to such employee may also be allocated to such portfolio investment. For the avoidance of doubt, Apollo or the affiliated service provider may subcontract with third parties for the provision of services that may otherwise be provided by an operating affiliate. In addition, the Fund may acquire a portfolio investment that is externally or internally managed and replace such management with an affiliate of Apollo, a team of professionals (from within or outside of Apollo) or a combination of the foregoing, in which case, for the avoidance of doubt, the compensation for such services or professionals will be borne by the portfolio investment. The rate paid for such employees could be in excess of the applicable market rate, and any such amounts will not be considered fees received by the Adviser or its affiliates that offset or otherwise reduce a management fee.
Selection of Service Providers
. As described above, the Adviser generally selects the Fund’s service providers (including affiliated service providers) and will determine the compensation of such providers without review by or the consent of any Shareholder but with Board approval. The Fund, regardless of the relationship to Apollo of the person performing the services, will bear the fees, costs and expenses related to such services. This will create an incentive for the Adviser to select an affiliated service provider, or to otherwise select service providers based on the potential benefit to Apollo or its affiliates rather than to the Fund (subject to the requirements of the 1940 Act and applicable guidance). For example, the Adviser can select service providers that use their or their respective affiliates’ premises, for which the Adviser does not currently, but may in the future, receive overhead, rent or other fees, costs and expenses in connection with such on-site
arrangement. Additionally, a portfolio investment of the Fund may lease space from Apollo, an affiliated service provider or a portfolio investment of another Apollo Client. Furthermore, the Adviser can engage the same service provider to provide services to the Fund that also provides services to Apollo or any such affiliate, which creates a potential conflict of interest to the extent the interests of such parties are not aligned. For example, a law firm can at the same time act as legal counsel to the Fund, the Adviser or any of their respective affiliates. The Adviser and their respective affiliates address these conflicts of interest by using reasonable diligence to ascertain whether each service provider (including law firms) provides its service on a “best execution” basis, taking into account factors such as expertise, operational and regulatory controls, availability and quality of service and the competitiveness of compensation rates in comparison with other service providers satisfying Apollo’s or its affiliates’ service provider selection criteria. In addition, in the event such service providers are affiliates of Apollo (as opposed to third parties), the engagement of such providers must typically comply with any conditions applicable to affiliate transactions described herein. Apollo from time to time enters into arrangements with service providers that provide for fee discounts for services rendered to Apollo and its affiliates. For example, certain law firms retained by Apollo discount their legal fees for certain legal services, such as legal advice in connection with firm operational, compliance and related matters. To the extent such law firms also provide legal services to Apollo Clients and portfolio investments with respect to such matters, such Apollo Clients and portfolio investment also enjoy the benefit of such fee discount arrangements. Legal services rendered for investment transactions, however, are typically charged to Apollo and Apollo Clients without a discount or at a premium. Legal fees for transactions that are not consummated are also typically charged at a discount.
Valuation of Fund Assets
. There can be situations in which Apollo is potentially incentivized to influence or adjust the valuation of the Fund’s assets. For example, the Adviser could be incentivized to employ valuation methodologies that improve the Fund’s track record and increase the adjusted cost of investments used to determine the amount of management fees due. Apollo has adopted valuation policies to address these potential conflicts.
There is no single standard for determining fair value of private investments and, in many cases, fair value is best expressed as a range of fair values from which a single estimate may be derived. Apollo determines the fair values of unrealized private investments based on the enterprise values at which the applicable portfolio companies could be sold in a public offering in orderly dispositions over a reasonable period of time. When determining the enterprise value of an investment, in most cases Apollo uses a market multiple approach that considers a specific financial measure (such as EBITDA, adjusted EBITDA, net income, book value or net asset value) that it believes to be customary in the relevant industry. Consideration is also given to such factors as historical and projected financial data for the investment, valuations given to comparable companies, the size and scope of the investment’s operations, the strengths and weaknesses of the investment, expectations relating to investors’ receptivity to an offering of the investment’s securities, the size of Apollo’s holding in the investment, information with respect to transactions or offers for the investment’s securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), industry information and assumptions, general economic and market conditions, indicative guidance from potential underwriters and other factors deemed relevant. Valuations are before giving effect to transaction costs and management fees, incentive compensation or carried interest, taxes, transaction expenses and other expenses to be borne by investors in the indicated funds, which in the aggregate are expected to be substantial. The effect of such costs and expenses will reduce actual realizations from such valuations. Apollo’s valuations of certain of its funds’ investments in such companies are reviewed by one or more independent valuation firms, which provide third-party valuation assistance in accordance with limited procedures that Apollo identifies and requests it or them to perform. Those procedures do not include an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards in the United States. Such firms are generally not responsible for determining the fair value of any individual investment, and their role is limited to being an advisor and providing additional support to Apollo’s existing valuation policy and process. Based on the results of its application of these limited procedures and its review of relevant information, a substantial amount of which was provided by Apollo’s investment professionals and was assumed to be accurate and complete, including investment valuations, such firms have concluded that Apollo’s valuation of each investment appears to be reasonable. Valuations in this Prospectus may differ from those utilized by third parties based on methodologies different from those employed by other Apollo-managed funds.
While Apollo’s valuations of unrealized investments are based on assumptions that Apollo believes are reasonable under the circumstances, whether on a public market basis or an estimated fair value basis, the actual realized returns on unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, many of which may be affected by factors beyond Apollo’s control and all of which may differ from the assumptions on which the valuations contained herein are based. Accordingly, there can be no assurance that any indicated valuations for unrealized investments will ultimately be realized for such value or be profitable or that losses can be avoided. In such event, the actual realized returns on these unrealized investments may differ materially from the (assumed) returns indicated herein.
While Apollo’s valuations of unrealized investments are based on assumptions that Apollo believes are reasonable under the circumstances, whether on a public market basis or an estimated fair value basis, the actual realized returns on unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, many of which may be affected by factors beyond Apollo’s control and all of which may differ from the assumptions on which the valuations contained herein are based. Accordingly, there can be no assurance that any indicated valuations for unrealized investments will ultimately be realized for such value or be profitable or that losses can be avoided. In such event, the actual realized returns on these unrealized investments may differ materially from the (assumed) returns.
Notwithstanding the foregoing, Apollo may determine in certain instances to assign to a particular asset a different value than the value assigned to such asset for financial reporting purposes. In particular, Apollo does not apply GAAP when determining whether an asset’s decline in value is to be treated as significant and permanent for the purposes of determining distributions (including distributions of carried interest) and management fees payable to or by the Fund that are determined on the basis of adjusted cost.
Accordingly, to the extent that GAAP would require any of the Fund’s assets or liabilities to be valued in a manner that differs from the terms of the Declaration of Trust, such assets or liabilities will be valued (i) in accordance with GAAP, solely for purposes of preparing the Fund’s GAAP-compliant audited financial statements, and (ii) in accordance with the Declaration of Trust (without regard to any GAAP requirements relating to the determination of fair value), for all other purposes (including for purposes of determining distributions and allocating gains and losses).
Fees Paid to Apollo
. Certain fees received by the Adviser will not be applied to reduce management fees and a portion of such fees will be retained by and be for the benefit of the Adviser or any of its affiliates or employees, in each case, in accordance with the fee arrangements set forth in the Advisory Agreement and Affiliate Administration Agreement, as applicable.

Strategic Relationship with Athene and Athora.
Athene Holding Ltd. (together with its subsidiaries, “Athene”) is a retirement services company that issues, reinsures and acquires retirement savings products designed for individuals and institutions seeking to fund retirement needs. The products and services offered by Athene include fixed-income and fixed-indexed annuity products, reinsurance services offered to third-party annuity providers and institutional products, such as funding agreements. Athora Holding Ltd. is a strategic platform that acquires or reinsures blocks of insurance business in the German and broader European life insurance market (together with its subsidiaries, “Athora”). In exchange for an advisory fee, Apollo provides asset management and advisory services to Athene and Athora, including asset allocation services, direct asset management services, asset and liability matching management, mergers and acquisitions, asset diligence hedging and other asset management services. Apollo also provides sub-allocation
services with respect to a portion of Athene’s and Athora’s assets and allocates such assets across Apollo Clients in a manner that often characterizes Athene and Athora as captive permanent capital vehicles in relation to Apollo’s business. Additionally, Apollo and Athene (as well as Apollo and Athora) also have considerable overlap in ownership and, as a result, from time to time Apollo is or may be perceived to be able to exercise significant influence over matters requiring shareholder approval relating to Athene’s and Athora’s businesses, including approval of significant corporate transactions, appointment of members of Athene’s and Athora’s management, election of directors, approval of the termination of Athene’s and Athora’s investment management agreements and determination of Athene’s and Athora’s corporate policies. As a result of the relationship between (x) Apollo and Athene and (y) Apollo and Athora, Athene’s and/or Athora’s participation (as well as the respective accounts or assets that they manage) in an Apollo Client (other than the Fund) is typically accompanied by strategic partnership treatment and in connection with investing Athene’s and Athora’s assets across Apollo Clients (other than the Fund), Apollo grants Athene and Athora certain preferential terms, including reduced management fee and carried interest rates that are lower than those applicable to the other fund investors, access to co-investment
opportunities and other preferential terms, that in each case, are not subject to “most favored nations” treatment by other fund investors. Furthermore, as stated above, as Apollo provides asset management and advisory services to Athene and Athora, there will be instances where certain transactions (such as, for example, cross-trades among Apollo Clients (other than the Fund), the provision of financing or other transactions between Apollo Clients or potential or existing portfolio companies of Apollo Clients, on the one hand, and Athene and/or Athora, on the other hand, in each case, subject to the limitations of the 1940 Act) present conflicts of interest from the perspective of the involved parties, which would include Apollo itself or through its ownership of or significant influence over Athene and Athora. For example, and without limiting the foregoing, Athene, Athora and/or their affiliates or portfolio companies can serve as a financing or similar source in connection with the acquisition, financing or disposition of the Fund’s investments in existing or potential portfolio companies or in connection with the activities and business operations of such existing or potential portfolio companies (regardless of the type of investment, be it a control, non-control,
preferred equity, structured or other type of investment structure). There will not necessarily be third parties involved in any such transaction in order to seek to ensure, among other things, that the terms of such participation by Athene, Athora and/or their affiliates or portfolio companies will reflect customary or market terms and will be subject to the 1940 Act.
Further, as Athene, Athora and/or their affiliates or portfolio companies invest in a number of Apollo Clients (other than the Fund) and may seek to restructure or otherwise modify their respective balance sheet holdings from time to time, they may request to transfer their interests in Apollo Clients to each other, to portfolio companies of Apollo or Apollo Clients or to third parties. Apollo is incentivized to consent to such transfers (notwithstanding that the applicable general partner can grant or withhold its consent in its sole discretion), due to the fact that such transfers may, among other things, relieve the respective balance sheets of Athene, Athora and/or their affiliates or portfolio companies in a manner that allows them to fund other Apollo Clients or Apollo initiatives. Additionally, Athene holds interests in entities within the Apollo corporate structure that are recipients of all or a portion of the fees earned by the Adviser. Apollo, any affiliate thereof or one or more Apollo Clients could acquire interests in, Apollo or an affiliate thereof could enter into advisory arrangements with, or any of the foregoing could otherwise transact or enter into relationships with other businesses (such as, by way of example only and not of limitation, other insurance businesses) in a manner similar to the relationships with Athene, Athora and/or their affiliates or portfolio companies, in which case the conflicts and other issues described in this paragraph could apply, potentially more acutely depending on the nature and degree of the relationship, with respect to each such other business.
Relationship among the Fund, the Adviser and the investment team
. The Adviser will have a conflict of interest between its responsibility to act in the interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of the Fund, on the other hand.
The functions performed by the Adviser are not exclusive. The officers and employees of the Adviser and its affiliates will devote such time as the Adviser deems necessary to carry out the operations of the Fund effectively. The Adviser has rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts that have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.
Potential Duties to Other Stakeholders
. The Adviser is an affiliate of AGM. The shares of Class A common stock of AGM are publicly traded on the New York Stock Exchange. As a result, the Adviser has incentives relating to the interests of AGM’s stockholders that could differ from, and that could conflict with, the interests of the Fund and the Shareholders, such as conflicts arising from the allocation of expenses, special fee offsets, and investment opportunities (in particular, opportunities in the financial services or insurance industries). Apollo will endeavor to resolve such conflicts in a manner that Apollo determines in good faith to be fair and equitable to the extent possible under the prevailing facts and circumstances. Apollo will seek to allocate investment opportunities in the financial services industry between Apollo and Apollo Clients in accordance with their respective governing documents and will evaluate such opportunities in accordance with its allocation policies and procedures. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to Apollo rather than to the Apollo Clients, and Apollo expects to allocate such opportunities in a similar manner in the future.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

MANAGEMENT OF THE FUND
Board of Trustees
The Role of the Board
Overall responsibility for the Fund’s oversight rests with the Board. The Fund has entered into the Investment Advisory and Management Agreement with the Adviser, pursuant to which the Adviser manages the Fund on a day-to-day
basis. The Board is responsible for overseeing the Adviser and other service providers in the Fund’s operations in accordance with the provisions of the 1940 Act, the Fund’s bylaws and applicable provisions of state and other laws. The Board does not have responsibility for the day-to-day
management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. The Adviser keeps the Board well informed as to the Adviser’s activities on the Fund’s behalf and the Fund’s investment operations and provides the Board information with additional information as the Board may, from time to time, request. The Board is composed of 5 members, 4 of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.
Board Structure and Committees
A majority of the Fund’s Trustees are Independent Trustees and are not affiliated with the Adviser. The Board currently has two standing committees: an audit committee (the “Audit Committee”) and a governance committee (the “Governance Committee”).
Audit Committee
. The Audit Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging the independent accountants, reviewing the plans, scope and results of the audit engagement with the Fund’s independent accountants, approving professional services provided by the independent accountants (including compensation therefore), reviewing the independence of the independent accountants and reviewing the adequacy of the internal controls over financial reporting. The Audit Committee is presently composed of 4 persons, including Meredith Coffey, Christine Gallagher, Michael Porter and Carl J. Rickertsen, all of whom are considered independent for purposes of the 1940 Act. Carl J. Rickertsen serves as the chair of the Audit Committee. The Board has determined that Carl J. Rickertsen qualifies as an “audit committee financial expert” as defined in Item 3 of Form
N-CSR
under the 1940 Act. Each of the members of the Audit Committee is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it.
Governance Committee
. The Governance Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Governance Committee, including making nominations for the appointment or election of Independent Trustees, subject to the oversight of the Board. The governance committee consists of 4 persons, including Meredith Coffey, Christine Gallagher, Michael Porter and Carl J. Rickertsen, all of whom are considered independent for purposes of the 1940 Act. Meredith Coffey serves as the chair of the Governance Committee. The Fund does not hold annual shareholder meetings. As such, the Governance Committee will not typically consider nominees recommended by security holders.
A copy of charter of the Governance Committee is available in print to any shareholder who requests it.
Board Oversight of Risk Management
The Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring of the chief compliance officer and the compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of the Fund’s investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day
management of the Fund’s investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board’s risk oversight function is to ensure that the risks associated with the Fund’s investment activities are accurately identified, thoroughly investigated and responsibly addressed. Shareholders should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
The Fund believes that the role of its Board in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a Delaware statutory trust registered under the 1940 as a non-diversified,
closed-end
management investment company. As a
non-diversified,
closed-end
management investment company, the Fund is required to comply with certain regulatory requirements that control the levels of risk in its business and operations. For example, the Fund is limited in its ability to enter into transactions with its affiliates, including investing in any portfolio company in which one of its affiliates currently has an investment.
Board of Trustees and Officers
Any vacancy on the Board may be filled by the remaining Trustees, except to the extent the 1940 Act requires the election of Trustees by Shareholders. The Fund’s officers are appointed by the Trustees and oversee the management of the day-to-day
operations of the Fund under the supervision of the Board. All of the officers of the Fund are directors, officers or employees of the Adviser or its affiliates. Certain of the Trustees and officers of the Fund are also directors and officers of other investment companies managed or advised by the Adviser. To the fullest extent allowed by applicable law, including the 1940 Act, the Declaration of Trust indemnifies the Trustees and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.
The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Portfolio Management
The Adviser
Apollo S3 RIC Management, L.P., located at 9 West 57
th
Street, 42nd Floor, New York, New York 10019, will serve as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act. The Adviser is a Delaware limited partnership formed in 2024. The Adviser is an affiliate of Apollo. Subject to the overall supervision of the Board, the Adviser will manage the day-to-day
operations of, and provide investment advisory and management services to, the Fund.
Primary Portfolio Managers
The personnel of the Adviser who have primary responsibility for management of the Fund are Steve Lessar, Veena Isaac and Konnin Tam. The Fund’s primary portfolio managers, along with other members of the S3 business are responsible for overseeing the Fund, which will formulate investment guidelines for the Fund and approve all acquisitions, dispositions and financing decisions. The senior portfolio managers have an average tenure of 25 years of investing and operating experience, working together across numerous investment cycles, and all of the portfolio managers have known each other and worked together in various ways since 2001 and have worked together as a team for the past six years.
Steve Lessar,
Portfolio Manager
, is Partner and
Co-Head
of Apollo’s Sponsor & Secondary
Solutions
(S3) business and is a member of the S3 Investment Committees. Prior to Apollo, Steve was a Managing Director and

Co-Head
of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives, where he co-founded
the SLS business dedicated to private markets secondaries. Prior to BlackRock, Steve was a Managing Director and
Co-Head
of Secondaries in the Alternative Investments & Manager Selection (AIMS) Group at Goldman Sachs & Co. Steve began his career as an active duty officer in the US Army. Steve graduated from the United States Military Academy at West Point with a BS degree in Engineering Management and received his MBA from The Wharton School at the University of Pennsylvania.
Veena Isaac,
Portfolio Manager
, is
Co-Head
of Apollo’s Sponsor & Secondary Solutions (S3) business and is a member of the S3 Investment Committees. Prior to Apollo, Veena was a Managing Director and
Co-Head
of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives, where she co-founded
the SLS business dedicated to private market secondaries. Prior to BlackRock, Veena was a Partner at Jasper Ridge, where she co-led
the secondaries investing effort, and a Principal at Pantheon Ventures where she focused on all aspects of secondary transactions. Veena began her career at Goldman Sachs in Investment Banking and in Investment Management. Veena is a member of the S3 Investment Committees. Veena holds a BA degree in Economics and Mathematics from Mount Holyoke College and a MBA from the Stanford Graduate School of Business.
Konnin Tam,
Portfolio Manager
, is Partner and
Co-Head
of Apollo’s Sponsor & Secondary Solutions (S3) business and is a member of the S3 Investment Committees. Prior to Apollo, Konnin was a Managing Director and
Co-Head
of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives, where he co-founded
the SLS business dedicated to private markets secondaries. Prior to BlackRock, Konnin was a Managing Director and Portfolio Manager for private equity strategies in the Alternative Investments & Manager Selection (AIMS) Group at Goldman Sachs & Co. Konnin began his career in the Investment Banking Division at Goldman Sachs, based in New York. Konnin graduated from the University of Pennsylvania with a BS degree in Economics.
The SAI provides additional information about the Fund’s primary portfolio managers’ compensation, other accounts managed by them and their ownership of any Shares of the Fund.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
The Adviser, subject to supervision by the Board, provides certain investment advisory and management services to the Fund pursuant to an Investment Advisory and Management Agreement between the Fund and the Adviser. The Adviser also provides administrative services to the Fund pursuant to an Affiliate Administration Agreement between the Fund and the Adviser.
Management Fee
In consideration of the advisory services provided by the Adviser, the Fund pays the Adviser a monthly Management Fee at an annual rate of 1.50% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee payable to the Adviser, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Adviser and prior to any reduction for any fees and expenses of the Fund for that month. Purchased Shares are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund. The Management Fee will be payable in arrears within 5 business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.
Purchased Shares are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund as described in “Repurchase of Shares.”
The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. The Management Fee is payable in cash. The Fund could apply for exemptive relief from the SEC in the future that if granted would permit the Fund to pay the Adviser all or a portion of its Management Fee in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As a condition of any such exemptive relief, the Adviser would have to commit not to sell any such Shares received in lieu of a cash payment of its Management Fee for at least 12 months from the date of issuance, except in exceptional circumstances. As of the date of this Prospectus, the Fund has not applied for such exemptive relief.
Investment Advisory and Management Agreement and Reimbursement Arrangements
The services of all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. The Fund bears all other costs and expenses of its operations and transactions as set forth in the Investment Advisory and Management Agreement. For purposes of the Investment Advisory and Management Agreement, net assets means the Fund’s total assets less liabilities determined on a consolidated basis in accordance with accounting principles generally accepted in the United States (“GAAP”).
In addition to the fees and expenses to be paid by the Fund under the Investment Advisory and Management Agreement, the Fund and the Adviser have entered into an Affiliate Administration Agreement, pursuant to which the Adviser will be entitled to reimbursement by the Fund of the Adviser’s cost of providing the Fund with certain non-advisory
services. If the Adviser engages any persons,(including
sub-administrators)
or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund at the request of the Fund, the Fund will reimburse the Adviser for its costs in providing such accounting, legal, clerical, compliance, technology or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs approved by the Board. If the Adviser seeks reimbursements of such costs, such action may cause the Fund’s expenses to be higher than the expenses shown herein, perhaps by a material amount. The Adviser may, in its sole discretion, waive or not seek reimbursement for accounting, legal, clerical or administrative services to the Fund.
The Investment Advisory and Management Agreement was initially approved by the Board (including a majority of the Independent Trustees) at meetings held on December 19, 2023 and March 14, 2024. The Investment Advisory and Management Agreement is terminable without penalty, on 60 days’ prior written notice: by a majority vote of the entire Board; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser. After the initial term of two years, the Investment Advisory and Management Agreement may continue in effect from year to year if such continuance is approved annually by either the Board or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person (or as otherwise permitted by the SEC) at a meeting called for the purpose of voting on such approval. The Investment Advisory and Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Investment Advisory and Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund, the Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by such person or any sub-adviser
in connection with the performance of services to the Fund. The Investment Advisory and Management Agreement also provides that the Fund will indemnify, to the fullest extent permitted by law, the Adviser and its directors, officers or employees and its respective affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arise in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund.
Pursuant to the Expense Limitation Agreement with the Fund, the Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Excluded Expenses) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the months in which the Adviser incurred the expense. The Expense Limitation Agreement had an initial term ending one-year
from the date the Fund commenced investment operations. The Fund and the Adviser have approved the continuance of the Expense Limitation Agreement through at least April 30, 2026, unless and until the Board approves its modification or termination upon written notice to the Adviser. The Expense Limitation Agreement may be extended for additional one-year
periods with the consent of the Adviser and the Fund. The Adviser may not terminate the Expense Limitation Agreement during its initial one-year
term.
The Fund will bear certain of its organizational and initial offering costs in connection with this offering. The Fund’s initial offering costs are being capitalized and amortized over the
12-month
period following commencement of operations. The Fund’s organizational costs are expensed as incurred. The Adviser has agreed to advance those costs to the Fund. Such costs incurred by the Adviser are subject to recoupment by the Adviser in accordance with the Expense
Limitation
Agreement.
A discussion regarding the basis for the approval by the Board of the Investment Advisory and Management Agreement will be available in the Fund’s initial shareholder report for the period ending March 31, 2025.

NET ASSET VALUATION
The Fund will calculate the NAV of each class of Shares as of the close of business on the last business day of each month and in connection with the Fund’s offer to purchase Shares, on each date that Shares are to be repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining its NAV, the Fund will value its investments as of the relevant Determination Date. The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including the NAV of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The NAVs of Class S2 Shares and Class I2 Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the NAV of Class S2 Shares and Class I2 Shares will vary over time as a result of the differing fees and expenses applicable to each class.
The Board has approved procedures pursuant to which the Fund will value its investments. The Board has designated the Adviser to perform these fair value determinations relating to the value of such investments, in accordance with such procedures and Rule
2a-5
under the 1940 Act. The Board oversees the Adviser’s implementation of the Valuation Policy and may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations. The value of the Fund’s assets will be based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. The Adviser generally will value the Fund’s investments in accordance with Certification Topic ASC 820 of the Financial Accounting Standards Board (“ASC 820”).
Private Market Investments
Secondary Investments and Primary Investments in Portfolio Funds are generally valued based on the latest NAV reported by the associated Portfolio Fund Manager as a practical expedient, in accordance with ASC 820. Generally, the valuation of interests in Portfolio Funds represents the proportionate share of the net assets of the Portfolio Funds as reported by Portfolio Fund managers. Valuation adjustments are recorded quarterly or monthly, as applicable, and are based on the NAV from capital account statements distributed by Portfolio Fund Managers, which are generally received on at least a one-quarter
period delay, especially pending receipt of audited financial information. Reported values are increased or decreased for subsequent contributions to or distributions from the Portfolio Fund.
The Adviser may consider a number of factors when determining whether to adjust the valuations reported by a Portfolio Fund Manager with respect to a Portfolio Fund, such as:

•
Quarterly and audited annual financial statements of Portfolio Funds and individual statements provided by a Portfolio Fund. The Adviser is not required to adjust fair valuations (inclusive of accrual based performance fees) provided by Portfolio Funds.

•
Where an accrual based performance fee has not been incorporated in the fair valuation provided by the Portfolio Fund Manager, a separate fair value analysis may be obtained from the Portfolio Fund Manager or prepared by the Adviser. The Portfolio Fund’s performance fee is then deducted from the valuation.

•
Where financial statements of a Portfolio Fund are prepared on a basis other than GAAP, the Adviser may assess if the valuation methodology employed is equivalent to US GAAP, or if an adjustment is necessary. In the case of non-US
GAAP financial statements (such as IFRS, UK GAAP, Irish GAAP or French GAAP), the Adviser may review the valuation policies and procedures of a Portfolio Fund with the Portfolio Fund Manager to allow the Adviser to conclude whether a Portfolio Fund valuation is US GAAP equivalent, and therefore whether no adjustment is required. Where Portfolio Fund financial statements are prepared on a basis inconsistent with US GAAP, the Adviser may review separately negotiated fair value statements or determine a fair valuation through discussion with the applicable Portfolio Fund Manager.

•
Where the Portfolio Fund’s measurement date is at a
non-quarter
end, NAV may be adjusted for cash flows through the applicable reporting date. Where distributions are in excess of the Portfolio Fund’s valuation, the valuation will not be reduced below zero. The valuation may be adjusted to reflect the residual value in the Portfolio Fund, depending on materiality.

•	In addition, the Adviser expects to engage in the following processes as it deems necessary:

•	Representation in certain cases on the advisory board and/or valuation committee of the Portfolio Fund.

•	Attendance of the Portfolio Fund Manager annual meetings.

•	Ongoing dialogue with the Portfolio Fund Manager, including performance reviews of the Portfolio Fund’s underlying portfolio companies.

•
Further, any other factors of which it has knowledge and that it believes may be relevant, which may include one or more of the following: (i) the type of investment, including the types of investments held by a Portfolio Fund, and whether there may be known factors not reflected in the valuations supplied by a Portfolio Fund or lead or sponsoring private investors, such as material changes in the business or operations of the issuer, including the discontinuance of operations or an important component of operations or the commencement of insolvency or reorganization proceedings of a portfolio company owned by the Fund, or any market for its securities; (ii) any relevant operational or non-investment
issues that may affect the investment or the Portfolio Fund; (iii) the value of publicly traded securities, if any, held by a Portfolio Fund; (iv) the valuation of the same investments held by different Portfolio Funds, different private investors or third parties independent of the Adviser; and (v) any other information, factor or set of factors that may affect the valuation of the Fund’s investment in the Portfolio Fund. Other adjustments may occur from time to time. In addition, the Adviser will conduct a due diligence review of the valuation methodology used by each Portfolio Fund or lead or sponsoring investors, as applicable. The Adviser monitors the continuing appropriateness of the valuation methodology being used for the Fund’s investments.

Notwithstanding the above, Portfolio Fund Managers may adopt a variety of valuation bases and provide differing levels of information concerning Portfolio Funds and other investments and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. Neither the Board nor the Adviser will be able to confirm independently the accuracy of valuations provided by the Portfolio Fund Managers (which are generally unaudited).
Determining the fair value of investments for which market values are not readily available is necessarily subject to incomplete information, reporting delays and many subjective judgments; accordingly, fair value determinations made by the Adviser should be considered as estimates. Due to the inherent uncertainty involved in such determinations, the reported fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.
Generally, the valuation of interests in Portfolio Funds represents the Fund’s proportionate share of the net assets of a Portfolio Fund as reported by the Portfolio Fund Managers. Similarly, many
Co-Investments
are generally valued based on the valuation information provided by the lead or sponsoring private investors, and the Adviser expects that
Co-Investments
will generally be valued at the NAV reported by the Portfolio Fund Manager or lead or sponsoring private investor as a practical expedient in accordance with ASC 820. Reported values are increased or decreased for subsequent contributions to or distributions from the Portfolio Fund. In general, it is anticipated that such valuation information from these Portfolio Fund Managers or from lead or sponsoring private investors will generally not be available until 90 days or more after each quarter-end,
especially pending receipt of audited financial information. Therefore, the most recently provided valuation information about these
Co-Investments
and Portfolio Funds for purposes of calculating the Fund’s monthly NAV may be adjusted by the

Adviser pursuant to the Fund’s valuation procedures to estimate the fair value, on a monthly basis, of the interests in such Portfolio Funds, as described below. To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate as it will not result in a price that represents the current value of an investment, the Adviser will make a fair value determination of the value of the investment.
In addition, the Adviser will conduct a due diligence review of the valuation methodology used by each Portfolio Fund or lead or sponsoring investors, as applicable. To keep abreast of each Portfolio Fund’s activities, the Adviser will review their periodic reports as well as the reports of the underlying portfolio companies in which the Portfolio Funds invest, to the extent which such underlying company reports are made available. The Adviser monitors the continuing appropriateness of the valuation methodology being used for the Fund’s investments.
Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds or
Co-Investments
as determined under the procedures described above will in all cases be accurate to the extent that the Fund and the Adviser do not generally have access to all necessary financial and other information relating to the Portfolio Funds or
Co-Investments
to determine independently the NAV of the Fund’s interests in those Portfolio Funds or
Co-Investments.
The results of the Adviser’s fair valuation of securities whose market value is not readily ascertainable will be based upon the Adviser’s assessment of the fair value of such securities and their issuers on the recommendation of the Adviser and, therefore, are the result of the Board’s interpretation.
Investments valued at fair value by the Adviser will be subject to a new valuation determination upon the next monthly valuation of the Fund. The Adviser will periodically review its valuation determinations with the Fund’s auditor and respond to any inquiries by such auditor regarding the Adviser’s valuation methodologies.
Liquid Assets
Securities for which market quotations are readily available are generally valued at their current market value.
Shares of
open-end
investment companies, including money market funds, are valued at their respective NAVs. Fixed income securities are valued using the mean of the bid prices and ask prices supplied by an approved independent third party or affiliated pricing services or broker/dealers. In determining security prices, pricing services and broker/dealers may consider a variety of inputs and factors, including, but not limited to proprietary models that may take into account market transactions in securities with comparable characteristics, yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flows. Certain fixed income securities and swaps may be valued using market quotations or valuations provided by pricing services affiliated with the Adviser. Valuations received by the Funds from affiliated pricing services are the same as those provided to other affiliated and unaffiliated entities by these affiliated pricing services. If the Valuation Committee believes that prices provided by an affiliated or unaffiliated pricing service or broker-dealer no longer represent the fair market value of the security, the Adviser may elect to value the security at fair value pursuant to the procedures adopted by the Board.
If they are traded on a Determination Date, equity securities that are listed or traded on a national exchange will be valued at the last quoted exchange price. If the Valuation Committee believes such price no longer represents the fair market value, the Adviser may elect to value the security at fair value pursuant to the procedures adopted by the Board. Likewise, equity securities that are traded on NASDAQ will be valued at the NASDAQ official closing price if the securities are traded on the Determination Date. If securities are listed on more than one exchange, and if the securities are traded on the Determination Date, they will be valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the Determination Date, the Fund will value the securities at the last reported sale price. If the equity security is traded a few days each month and the Valuation Committee believes such price no longer represents the fair market value, the Adviser may elect to value the security at fair value pursuant to the procedures adopted by the Board. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities will be valued at fair value pursuant to procedures adopted by the Board. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, seller or purchaser or to the market for a particular security cause current market quotations not to reflect the fair value of the security. Examples of these events could include situations in which material events are announced after the close of the market on which a security is primarily traded, a security trades infrequently causing a quoted purchase or sale price to become stale, or a security’s trading has been halted or suspended.
Other Fair Value Considerations
On a monthly basis, for private market investments for which no market quotations are available (other than interests in Portfolio Funds and certain
Co-Investments,
as described above) and for which independent appraisals of current value can readily be obtained, valuations will be based on such appraisals as of the most recently available quarter end information, subject to reviews of investment-specific news and financial metrics available for the period since such quarter end. Otherwise, valuation of private market investments (other than interests in Portfolio Funds and certain
Co-Investments,
as described above) will remain at cost except that original cost valuation will be adjusted based on a determination of such investment’s fair value.
In instances where there is reason to believe that the valuation of a security or other investment valued pursuant to the procedures described above does not represent the current value of such security or investment, or when a security or investment cannot be valued pursuant to the procedures described above, the fair value of the investment will be determined by the Adviser taking into account various factors, as relevant, as provided for in the Fund’s valuation procedures, which may include:(i) market clearing transaction activity; (ii) pending sales and potential exit transactions, including (a) any sales price in a letter of intent, offer letter or term sheet, (b) the company’s total enterprise price or (c) information from an investment bank during an initial public offering; (iii) market comparable valuations accounting for the (a) relevance of earnings metrics, (b) maintainability of performance, (c) reliability of financial information or (d) quality of market-based data; (iv) discounted cash flow analysis (“DCF”), (v) liquidation analysis (cost approach) or (vi) any other information, factor or set of factors that may affect the valuation of the Fund’s investment as determined by the Adviser. The Adviser may also utilize independent third party valuations if such valuations are deemed reliable.
Prospective investors should be aware that fair value represents a good faith approximation of the value of an asset or liability. The fair value of one or more assets or liabilities may not, in retrospect, be the price at which those assets or liabilities could have been sold during the period in which the particular fair values were used in determining the Fund’s NAV. As a result, the Fund’s issuance (including through dividend or distribution reinvestment) or repurchase of Shares through repurchase offers at NAV at a time when it owns investments that are valued at fair value may have the effect of diluting or increasing the economic interest of existing Shareholders.

ELIGIBLE INVESTORS
Although the Shares will be registered under the Securities Act, the Shares will be sold only to persons or entities that are “accredited investors,” as defined in Section 501(a) of Regulation D under the Securities Act.
In addition, Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes. The qualifications required to invest in the Fund will appear in subscription documents that must be completed by each prospective investor.
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus and the Declaration of Trust before deciding to invest in the Fund.

PLAN OF DISTRIBUTION
Distributor
Apollo Global Securities, LLC, with its principal place of business at 9 West 57th Street, 42 nd
Floor, New York, New York 10019, acts as the distributor of the Fund’s Shares, pursuant to the Distribution Agreement, on a reasonable best efforts basis, subject to various conditions. Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, the Distributor shall pay its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities.
After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year
periods, provided that each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, also by a majority of the Independent Trustees.
The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “Purchasing Shares.”
The Distributor is a broker-dealer whose purpose is to distribute Apollo managed or affiliated products. The Distributor provides services to Apollo affiliates. The Distributor has not and will not make any recommendation regarding, and will not monitor, any investment and will not present an investment strategy or product to an investor or a prospective investor that is a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. Furthermore, the Distributor does not collect the information necessary to determine, and the Distributor does not engage in a determination regarding, whether an investment in the strategy or product is in the best interests of, or is suitable for, any prospective investor. You should exercise your own judgment and consult with your own investment professional to determine whether it is advisable for you to invest in any Apollo strategy or product, including Shares of the Fund. Please note that the Distributor will not provide the kinds of financial services that you might expect from another financial intermediary, such as overseeing any brokerage or similar account. For financial advice relating to an investment the Shares, contact your own investment professional.
The Distributor will not sell Shares directly to retail customers (as defined above) or have a relationship with you (including if you exit a relationship with a participating broker-dealer or other intermediary), and you should consult with your participating broker-dealer or your investment professional as to the suitability to you of an investment in the Shares. Before making your investment decision, please consult with your investment professional regarding your account type and the classes of common stock you may be eligible to purchase.
Distribution and Servicing Plan
The Fund has adopted a Distribution and Servicing Plan for its Class S2 Shares to pay to the Distributor a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own such Shares. These activities include marketing and other activities primarily intended to result in the sale of Class S2 Shares and activities related to administration and servicing of Class S2 accounts (including sub-accounting
and other administrative services, as well as shareholder liaison services such as responding to inquiries from shareholders and providing shareholders with information about their investments in the Fund). The Distribution and Servicing Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end

investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1,
as required by its exemptive relief, permitting the Fund to, among other things, issue multiple classes of Shares.
Under the Distribution Plan, Class S2 Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.85%, based on the aggregate net assets of the Fund attributable to such class. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going
basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Up to 0.25% per annum of the Distribution and Servicing Fee may qualify as a “service fee” under FINRA rules and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. “Service fees” are defined for purposes of FINRA rules to mean fees paid for providing shareholder services or the maintenance of shareholder accounts. FINRA rules limit service fees to 0.25% of a fund’s average annual net assets. A portion of the Distribution and Servicing Fee may also be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA rules. The remainder is for distribution support and related services.
Class I2 Shares are not subject to any Distribution and Servicing Fee and do not bear any expenses associated therewith.
Payments to Financial Intermediaries
The Fund may also pay fees to financial intermediaries for
sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose Shares are held in, as applicable, omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Adviser, or its affiliates, including the Distributor, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time
payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

PURCHASING SHARES
The following section provides basic information about how to purchase Shares of the Fund. The Distributor acts as the distributor of the Shares of the Fund on a reasonable best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Shares will be continuously offered through the Distributor. Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.
General Purchase Terms
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S2 Shares and Class I2 Shares. The minimum additional investment in the Fund by any investor is $5,000, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $5,000.
The Board reserves the right to accept lesser amounts below these minimums for Apollo Employees. The purchase price of the Shares is based on the NAV as of the date such Shares are purchased.
The minimum initial and additional investments may be reduced by either the Fund or, pursuant to authority delegated by the Board, the Distributor for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser or Distributor, the investor’s holdings in other funds affiliated with the Adviser or Distributor, and such other matters as the Adviser or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by either the Fund or, pursuant to authority delegated by the Board, the Distributor for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as are considered relevant at the time.
In addition, the Fund may aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Adviser or Distributor, the type of distribution channels offered by the intermediary and such other factors as are considered relevant at the time. The Board has authorized the Adviser and the Distributor to make these determinations on behalf of the Fund pursuant to authority delegated by the Board.
All Shares are sold at the public offering price, which is the NAV of a Class S2 Share or Class I2 Share, as applicable.
Shares will generally be offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. Should the Fund determine to offer Shares more or less frequently than monthly, the Fund will promptly inform Shareholders of any modification via its website or by press release. For purposes of this Prospectus, a “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York are required by law to be closed. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.
Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due 5 business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month, where funds are remitted by wire transfer.
A prospective investor is required to review, complete, and execute a subscription document. The subscription document is designed to provide the Fund with important information about the prospective investor. A prospective investor must submit a completed subscription document at least 5 business days before the acceptance date. The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document are not received from a prospective investor prior to the cut-off
dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.
Pending any closing of each monthly subscription, funds received from prospective investors will be placed in an account with the Transfer Agent in an account at a bank, thrift or other depository institution over which the Transfer Agent has authority to make deposits and withdrawals. Prospective investors do not receive any interest payments during this period when subscription proceeds are held in the Transfer Agent’s account pending the trade date. On the date of any such closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Once a prospective investor places amounts for a monthly subscription in the account with the Transfer Agent prior to acceptance, the prospective investor may not rescind their purchase request.
Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders by being admitted as Shareholders. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial adviser to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. In addition, financial intermediaries may vary the actual sale charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class S2 Shares
Class S Shares are sold at the prevailing NAV per Class S2 Share. If you buy Class S Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 3.5% cap on NAV for Class S2 Shares. Class S2 Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.85% of the net assets of the Fund attributable to Class S2 Shares.
Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class S2 Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class S2 Shares are available to any eligible investor through brokerage and transactional-based accounts.
Class I2 Shares
Class I2 Shares are sold at the prevailing NAV per Class I2 Share. Financial intermediaries may not charge you transaction-based fees when you buy Class I2 Shares. Class I2 Shares are not subject to a Distribution and Servicing Fee.
Class I2 Shares are available for purchase only (i) through
fee-based
programs, also known as wrap accounts, that provide access to Class I2 Shares, (ii) by endowments, foundations, pension funds and other institutional investors, (iii) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I2 shares, (iv) through certain registered investment advisers, (v) by the Fund’s executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser, Apollo or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers, or (vi) by other categories of investors named in an amendment or supplement to the Prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Shares of the Fund you may be eligible to purchase.
If you are eligible to purchase both classes of Shares, then you should consider that Class I2 Shares have no upfront sales charges and no Distribution and Servicing Fees. Such expenses are applicable to Class S2 Shares and will reduce the NAV or distributions of the other share classes. Investors should also inquire with their broker dealer or financial representative about what additional fees may be charged with respect to the Share class under consideration or with respect to the type of account in which the Shares will be held.

CLOSED-END
FUND STRUCTURE; NO RIGHT OF REDEMPTION
The Fund is a
non-diversified,
closed-end
management investment company with limited operating history.
Closed-end
funds differ from
open-end
funds in that
closed-end
funds do not redeem their shares at the request of an investor. No Shareholder has the right to require the Fund to redeem his, her or its Shares. No public market for the Shares exists, and none is expected to develop in the future. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below. Accordingly, Shareholders should consider that they may not have access to the funds they invested in the Fund for an indefinite period of time.

TRANSFER RESTRICTIONS
No person shall become a substituted Shareholder of the Fund without the prior written consent of the Adviser, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Adviser (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).
Notice to the Fund of any proposed transfer must include evidence satisfactory to the Adviser that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Adviser, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.
By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

REPURCHASE OF SHARES
Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.
The Adviser anticipates that, after the Fund completes its second full quarter of operations, the Adviser will recommend to the Board that the Fund offer to repurchase Shares on a quarterly basis (or on such earlier or later date(s) as the Board may determine).
The Adviser also expects that, generally, it will recommend to the Board that each repurchase offer should apply to up to 5% of the net assets of the Fund although any particular recommendation may exceed such percentage. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law. The Fund may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchase would be in the interest of the Fund.
In certain circumstances the Fund may determine not to conduct a repurchase offer, or to conduct a repurchase offer of up to 5% of the Fund’s net assets, subject to approval by the Board. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.
There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. The Fund currently intends, under normal market conditions, to provide payment of the repurchase offer proceeds within 65 calendar days of the Expiration Date (as defined below) of each repurchase offer. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase.
In the future, the Fund may determine to adopt a policy in reliance on Rule
23c-3
under the 1940 Act. Adopting such a policy would require that the Fund make quarterly repurchase offers of between 5% and 25% of shares and would subject the Fund to the conditions of Rule
23c-3
which requires, among other things, that the Fund strike a daily NAV. Should the Fund elect to rely on Rule
23c-3,
it will maintain an investment objective, strategies and investment policies, guidelines and restrictions that are materially equivalent to those of the Fund.
Repurchase of Shares Process
The following is a summary of the process expected to be employed by the Fund in connection with the repurchase of Shares. Additional information with respect to such process will be included in the materials provided by the Fund to Shareholders in connection with each repurchase offer. If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information that Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.
The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder’s Shares being repurchased, based on the Fund’s NAV, as of the Valuation Date (as defined below), after reduction for all fees and expenses of the Fund for all periods through the Valuation Date (including, without limitation, the Management Fee), any required U.S. federal tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.
Each repurchase offer generally is expected to commence approximately 45 calendar days prior to the last business day of each calendar quarter, or on such other day as determined by the Board, in its sole discretion (the last business day of each such calendar quarter or such other day being a “Valuation Date”). The expiration date of a repurchase offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the repurchase offer, provided that such Expiration Date may be extended by the Board in its sole discretion. The Fund generally will not accept any repurchase request received by it or its designated agent after the Expiration Date. Fund Shares are expected to be repurchased within 45 calendar days following the relevant Valuation Date (such date, the “Repurchase Date”), and will be effected as of such Valuation Date. As such, the Repurchase Date for each repurchase offer should occur within 65 calendar days after the Expiration Date of such offer.
The Fund generally expects to repurchase its Shares with cash, although it reserves the ability to issue payment for the repurchase of Shares through a distribution of portfolio securities. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions and/or proceeds from its investments in the form of securities that are transferable to Shareholders. Securities which are distributed in-kind
in connection with a repurchase of Shares may be illiquid. Any in-kind
distribution of securities will be valued in accordance with the Fund’s valuation procedures and will be distributed to all tendering Shareholders on a proportional basis.
Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the Repurchase Date (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.
Payments in cash for repurchased Shares may require the Fund to liquidate certain Fund investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund also may need to maintain higher levels of cash or borrow money to pay repurchase requests in cash. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer only in compliance with Rule
13e-4
under the Securities Exchange Act of 1934 (“1934 Act”) upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its NAV, and other unusual circumstances. Shareholders have the right to withdraw their written tenders after the expiration of 40 business days from the commencement of the offer, if not yet accepted by the Fund for payment. Any termination of a repurchase offer would be effected in accordance with Rule
13e-4
under the 1934 Act.
Shares tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.
Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.
A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.
In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.
The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

ERISA CONSIDERATIONS
Employee benefit plans and other plans subject to ERISA or the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund or the Advisers will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.
The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

DISTRIBUTIONS
The Fund intends to qualify annually as a RIC under the Code and intends to distribute at least 90% of its investment company taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.
The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or
Co-Investments
and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.
Each year a statement on IRS Form
1099-DIV
(or successor form), identifying the character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the distributions, will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Material U.S. Federal Income Tax Considerations” for more information.
There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
Shareholders will automatically have all distributions reinvested in Shares of the Fund issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash. See “Dividend Reinvestment Plan.”

DIVIDEND REINVESTMENT PLAN
The Fund will operate under a DRIP administered by the Plan Agent. Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund. The Fund expects to coordinate distribution payment dates so that the same NAV that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase NAV for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.
Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to the Plan Agent. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the Plan Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, the Plan Agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share for the relevant class of Shares.
The Plan Agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Plan Agent will hold Shares in the account of the Shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. The Plan Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, the Plan Agent will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.
Neither the Plan Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash
distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.
The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.
All correspondence concerning the DRIP should be directed to Apollo S3 Private Markets Fund c/o SS&C GIDS, Inc., 430 W. 7th St., Suite 219536, Kansas City, MO 64105-1307 (direct overnight mail). Certain transactions can be performed by calling the toll free number
1-888-926-2688.

DESCRIPTION OF SHARES
The Fund is a Delaware statutory trust formed on May 5, 2023. The Fund currently offers four classes of Shares: Class I Shares, Class S Shares, Class S2 Shares and Class I2 Shares. An affiliate that is under common control with the Adviser has received an exemptive order from the SEC that permits the Fund to issue multiple classes of Shares with different asset-based distribution and/or shareholder servicing fees and early withdrawal fees, as applicable. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the ongoing fees and expenses for each Share class are expected to be different. The estimated fees and expenses for each class of Shares of the Fund are set forth in “Summary of Fees and Expenses.”
Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.
Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current NAV, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s common shareholders.
The following table shows the amounts of Shares that have been authorized and outstanding as of March 24, 2025:

Share Class	Amount Authorized	Amount Outstanding
Class S Shares	Unlimited	None
Class I Shares	Unlimited	8,360,834
Class S2 Shares	Unlimited	None
Class I2 Shares	Unlimited	None
There is currently no market for the Shares, and the Fund does not expect that a market for the Shares will develop in the foreseeable future.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST
An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Declaration of Trust. A prospective investor and his or her advisers should carefully review the Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.
Shareholders; Additional Classes of Shares
Persons who purchase Shares will be Shareholders of the Fund. The Adviser may invest in the Fund as a Shareholder.
In addition, to the extent permitted by the 1940 Act and subject to the Fund’s exemptive relief from the SEC, the Fund reserves the right to issue additional classes of shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.
Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
All classes of Shares are equal as to distributions, assets and voting privileges and have no conversion, preemptive or other subscription rights.
The Fund offers Class I and Class S shares through a separate prospectus. Class I and Class S shares were previously offered by the Fund but are no longer being offered to the general public.
Anti-Takeover and Other Provisions
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to change the composition of the Board or convert the Fund to open-end
status. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) at any meeting of Shareholders by a vote of not less than two-thirds
of the outstanding voting Shares or (ii) with or without cause at any time by written instrument signed by at least two-thirds
of the number of Trustees prior to such removal, specifying the date when such removal shall become effective. The Trustees may also fill vacancies caused by enlargement of their number or by the death, resignation or removal of a Trustee. The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the
By-Laws.
Upon the adoption of a proposal to convert the Fund from a
“closed-end
company” to an
“open-end
company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an
“open-end”
investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.
Limitation of Liability; Indemnification
The Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. Persons extending credit to, contracting with or having any claim against the Fund shall look only to the assets of the Fund for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.
Derivative Actions, Direct Actions and Exclusive Jurisdiction
The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit
demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim. Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.
Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.

Amendment of the Declaration of Trust
The Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required under 1940 Act or such an amendment would limit Shareholder rights, as discussed in the Declaration of Trust.
Term, Dissolution, and Liquidation
Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the classes of Shares of the Fund in accordance with the respective rights of such classes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to an investment in the Fund’s Shares, and to the acquisition, ownership, and disposition of the Fund’s Shares.
This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt
organizations, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market
method of accounting for securities holdings, pension plans and trusts, financial institutions, persons that hold the Fund’s Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts (“REITs”), RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt
securities or certain other investment assets or realizes such income through investments in Portfolio Funds that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. This discussion is limited to Shareholders that hold the Fund’s Shares as capital assets (within the meaning of the Code), and does not address owners of a Shareholder. This discussion is based upon the Code, U.S. Treasury regulations, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.
For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of the Fund’s Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Fund’s Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund’s Shares that are partnerships or partners in such partnerships should consult their own tax advisers with respect to the purchase, ownership and disposition of the Fund’s Shares.
Tax matters are complicated and the tax consequences to a Shareholder of an investment in the Fund’s Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax adviser regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Fund’s Shares, as well as the effect of state, local and foreign tax laws, and the effect of any possible changes in tax laws.
Election to be Taxed as a Regulated Investment Company
The Fund intends to elect to be treated as a RIC for U.S. federal income tax purposes effective of its taxable year ended December 31, 2024, and it intends to qualify as a RIC for U.S. federal income tax purposes each taxable year thereafter. The Fund intends to make a timely election to be treated as a corporation for U.S. federal income tax purposes in order to make a valid RIC election. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income
and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its investment company taxable income (which generally is the Fund’s net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. The following discussion assumes that the Fund qualifies as a RIC.
Qualification and Taxation as a Regulated Investment Company
If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders.
If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its net capital gain income (both long-term and short-term) for the one-year
period ending October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding years (to the extent that income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirement for a particular year, the Fund will need to receive certain information from the Portfolio Funds, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirement. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements.
To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	Elect to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock, securities, or foreign currencies (including certain deemed inclusions) derived with respect to the Fund’s business of investing in such stock, securities, foreign currencies or other income, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

•
no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) or of two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

The Fund has an
opt-out
DRIP. The tax consequences to Shareholders of participating in the DRIP are discussed below – “Taxation of U.S. Shareholders.”
The Fund may have investments, either directly or through the Portfolio Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds) actually receives a corresponding amount of cash in respect of such income. For example, if the Portfolio Funds hold, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly through the Portfolio Funds, debt obligations that are restructured or modified in accordance with the strategy of a Portfolio Fund or that are treated under applicable U.S. federal income tax rules as having original issue discount (“OID”) (such as debt instruments with “payment in kind” interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the OID that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by the Portfolio Funds, including as described below under the heading
“Non-U.S.
Investments, including PFICs and CFCs” and in certain situations where the Fund owns, directly or indirectly, an interest in a partnership that does not have a Section 754 election in effect.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (i.e., realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.
In order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to its Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.
If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if the Fund would otherwise qualify as a RIC, if the Fund determines that such treatment as a C corporation for a particular year would be in the Fund’s best interest.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the Portfolio Funds, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary U.S. or
non-U.S.
corporation (or other entity treated as such for U.S. tax purposes). In such a case, any income from such investments should not adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income may be subject to U.S. or
non-U.S.
tax depending on the circumstances, which the Fund would indirectly bear through its ownership of such subsidiary corporation.
Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.
Failure to Qualify as a Regulated Investment Company
If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify
as a RIC, the Fund would generally be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund elects to pay U.S. corporate income tax on any such unrealized appreciation during the succeeding
5-year
period.

If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes generally would be taxable to Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the current maximum rate applicable to qualifying dividend income of individuals and other non-corporate
U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Fund’s Shares, and any remaining distributions would be treated as capital gain.
The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.
The Fund’s Investments-General
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified
dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause it to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include both the
Co-Investments,
activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
A Portfolio Fund in which the Fund invests may face financial difficulties that require the Fund to work-out,
modify or otherwise restructure its investment in Portfolio Fund. Any such transaction could, depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash
income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying
income for purposes of the 90% Gross Income Test.
Securities and other financial assets
Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.

Non-U.S.
Investments, including PFICs and CFCs
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
income, withholding and other taxes. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to
non-U.S.
taxes paid by the Fund.
If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market
at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control, and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “Material U.S. Federal Income Tax Considerations-Qualification and Taxation as a Regulated Investment Company” above.
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.
Non-U.S.
Currency
The Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pay such expenses or liabilities may be treated as ordinary income or loss by the Fund. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

Taxation of U.S. Shareholders
The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares beneficially owned by U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Fund by a U.S. Shareholder may have adverse tax consequences. U.S. Shareholders should consult their own tax advisers about the U.S. tax consequences of investing in the Fund.
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of 1940 Act.
Distributions on, and Sale or Other Disposition of, the Fund’s Shares
Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income, determined without regard to the deduction for dividends paid, will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions the Fund pays to non-corporate
U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally are taxable to U.S. Shareholders at the preferential rates applicable to long-term capital gains. Distributions of the Fund’s net capital gains (which generally are the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) that are properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at reduced rates in the case of non-corporate
taxpayers, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.
The Fund generally expects to make distributions in cash but retains the discretionary ability to make distributions of in-kind
of securities. Shareholders should consult their own tax advisers as to the possibility of the Fund distributing securities in-kind,
as well as the specific tax consequences of owning and disposing any securities actually distributed in-kind
by the Fund.
The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. The amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit may exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.
A portion of the Fund’s ordinary income dividends paid to corporate U.S. Shareholders may, if the distributions consist of qualifying distributions received by the Fund and certain other conditions are met, qualify for the 50% dividends received deduction to the extent that the Fund has received dividends from certain corporations during the taxable year, but only to the extent these ordinary income dividends are treated as paid out of earnings and profits of the Fund. A corporate U.S. Shareholder may be required to reduce its basis in its Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. Shareholders should consult their own tax advisers in determining the application of these rules in their particular circumstances.
U.S. Shareholders who have not
“opted-out”
of the Fund’s DRIP will have their cash dividends and distributions net of any applicable U.S. withholding tax, including any amounts withheld for which a refund is available by filing a U.S. federal income tax return automatically reinvested in additional Shares, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. Shareholders. A U.S. Shareholder will have an adjusted basis in the additional Shares purchased through the DRIP equal to the dollar amount that would have been received if the U.S. Shareholder had received the dividend or distribution in cash, unless the Fund were to issue new Shares that are trading at or above NAV, in which case, the U.S. Shareholder’s basis in the new Shares would generally be equal to their fair market value. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.
The Fund expects to be treated as a “publicly offered regulated investment company.” As a “publicly offered regulated investment company,” in addition to the Fund’s DRIP, the Fund may choose to pay a majority of a required dividend in Shares rather than cash. In order for the distribution to qualify for the Annual Distribution Requirement, the dividend must be payable at the election of each Shareholder in cash or Shares (or a combination of the two), but may have a “cash cap” that limits the total amount of cash paid to not less than 20% of the entire distribution. If Shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each Shareholder who elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares of the Fund. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares is substituted, and the Fund’s U.S. Shareholders will be subject to tax on such amount as though they had received cash.
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s Shareholders on December 31 of the year in which the dividend was declared.
If a U.S. Shareholder receives Shares in the Fund shortly before the record date of a distribution, the value of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of its investment.
A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder redeems, sells or otherwise disposes of its Shares in the Fund. The amount of gain or loss will be measured by the difference between a U.S. Shareholder’s adjusted tax basis in the Shares sold, redeemed or otherwise disposed of and the amount realized. Any gain or loss arising from such sale, redemption or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale, redemption or other disposition of the Fund’s Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares.
In general, U.S. Shareholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain. Such rates are lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain and ordinary income at the same maximum rate. A non-corporate
U.S. Shareholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against its ordinary income each year; any net capital losses of a non-corporate
U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year information on Form
1099-DIV
to assist Shareholders in preparing their tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Distributions by the Fund out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code. Distributions may also be subject to additional state, local and
non-U.S.
taxes depending on a U.S. Shareholder’s particular situation.
Income from Repurchases of Shares
In General.
A U.S. Shareholder who participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Under each of these approaches, a U.S. Shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased).
Sale or Exchange Treatment.
In general, the tender and repurchase of the Fund’s Shares should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

•	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.
In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders should consult their tax advisers regarding the application of the constructive ownership rules to their particular circumstances.
A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns none of the Fund’s Shares, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any of the Fund’s

Shares immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisers.
A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.
A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (e.g., less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.
Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.
If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.
Distribution Treatment.
If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free
return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable
return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.
Provided certain holding period and other requirements are satisfied, certain non-corporate
U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend.

This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.
To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.
If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering
Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisors about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.
Taxation of
Tax-Exempt
Investors
Under current law, the Fund generally serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt
Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt
Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt
Shareholder borrows to acquire its Shares.
Taxation of
Non-U.S.
Shareholders
A
“Non-U.S.
Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a
Non-U.S.
Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
Non-U.S.
Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.
Distributions of “investment company taxable income” to
Non-U.S.
Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder. If the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the
Non-U.S.
Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a
Non-U.S.
Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.
Properly designated dividends received by a
Non-U.S.
Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a
Non-U.S.
Shareholder must comply with applicable certification requirements relating to its
Non-U.S.
status (including, in general, furnishing an IRS Form
W-8BEN
(for individuals), IRS Form
W-8BEN-E
(for entities) or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the
Non-U.S.
Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding, and the amount of any withholding will not be treated as reinvested. Also, in the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.
Non-U.S.
Shareholders should contact their tax advisors and intermediaries with respect to the application of these rules to their accounts.
Actual or deemed distributions of the Fund’s net capital gains to a
Non-U.S.
Shareholder, and gains realized by a
Non-U.S.
Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the
Non-U.S.
Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the
Non-U.S.
Shareholder in the United States,) or, in the case of an individual, the
Non-U.S.
Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.
If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a
Non-U.S.
Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the
non-U.S.
Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the
Non-U.S.
Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the
Non-U.S.
Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
For corporate
Non-U.S.
Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
A
Non-U.S.
Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the
Non-U.S.
Shareholder provides the Fund or the Administrator with an IRS Form
W-8BEN,
IRS Form
W-8BEN-E
or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a
Non-U.S.
Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other
non-U.S.
persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any
Non-U.S.
Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each
Non-U.S.
Shareholder should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such
Non-U.S.
Shareholder, which may include providing certain information in respect of such
Non-U.S.
Shareholder’s beneficial owners).
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of the Fund in excess of $2 million or more for a non-corporate
U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisor to determine the applicability of these regulations in light of their individual circumstances.
Net Investment Income Tax
An additional 3.8% surtax applies to the net investment income of non-corporate
U.S. Shareholders (other than certain trusts) on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” generally includes interest and taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.
Information Reporting and Backup Withholding
The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable to U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that this U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a U.S. Shareholder to furnish a certified TIN to the Fund could subject the U.S. Shareholder to a penalty imposed by the IRS.
ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND
NON-U.S.
TAX CONSEQUENCES, OF AN INVESTMENT IN THE FUND’S SHARES.

CUSTODIAN
State Street Bank and Trust Company serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and
non-U.S.
sub-custodians
(which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or
non-U.S.
sub-custodians
in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 100 Summer Street, Floor 5, and Boston, MA 02110.

ADMINISTRATION AND ACCOUNTING SERVICES
The Fund has entered into an Administration Agreement with State Street Bank and Trust Company under which the Administrator performs certain administration and accounting services for the Fund, including, among other things: customary fund accounting services, including computing the Fund’s NAV and maintaining books, records and other documents relating to the Fund’s financial and portfolio transactions, and customary fund administration services, including assisting the Fund with regulatory filings, tax compliance and other oversight activities. In consideration for these services, the Fund pays the Administrator tiered fees based on the average monthly NAV of the Fund, subject to a minimum annual fee, as well as certain other fixed, per-account
or transactional fees. The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund.
The Administrator’s principal business address is 100 Summer Street, Floor 5, Boston, MA 02110.

TRANSFER AGENT AND DIVIDEND PAYING AGENT
SS&C GIDS, Inc., whose principal business address is PO Box 219124, Kansas City, MO 64121, serves as the Fund’s transfer agent and dividend paying agent with respect to the Shares.

FISCAL YEAR; REPORTS TO SHAREHOLDERS
The Fund’s fiscal year is the
12-month
period ending on March 31. The Fund’s taxable year is the
12-month
period ending on September 30.
The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.
The Fund will furnish to Shareholders as soon as practicable after the end of each taxable year information on Form
1099-DIV
to assist Shareholders in preparing their tax returns.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP (“Deloitte”) serves as the independent registered public accounting firm of the Fund. Its principal business address is located at 30 Rockefeller Plaza, New York, NY 10012.

LEGAL COUNSEL
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C. 20001, serves as legal counsel to the Fund. Richards, Layton & Finger. P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.

APOLLO S3 PRIVATE MARKETS FUND
Class S2 Shares
Class I2 Shares

PROSPECTUS

April 11, 2025
All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

APOLLO S3 PRIVATE MARKETS FUND
Class S2 Shares
Class I2 Shares
STATEMENT OF ADDITIONAL INFORMATION
April 11, 2025

Apollo S3 Private Markets Fund (the “Fund”) is a
non-diversified,
closed-end
management investment company with limited operating history. This Statement of Additional Information (“SAI”) relating to the Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated April 11,
2025. This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling (212)
515-3450,
by writing to the Fund at 9 West 57th Street, 42nd Floor, New York, New York 10019, or by visiting
https://apollo.com/aspm
. You may also obtain a copy of the Prospectus on the SEC’s website at http://www.sec.gov. Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.
References to the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law, will include any rules promulgated thereunder and any guidance, interpretations or modifications by the U.S. Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no-action
or other relief or permission from the SEC, SEC staff or other authority.

1

ADDITIONAL INVESTMENT POLICIES
The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth under the captions “Investment Objective and Strategy” and “Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Objective and Strategy” and “Risks” in the Prospectus for a complete presentation of the matters disclosed below.
Fundamental Policies
The following restrictions are the Fund’s only fundamental policies—that is, policies that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (a “1940 Act Vote”). For the purposes of the foregoing, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions are not fundamental polices of the Fund and may be changed by the Fund’s Board of Trustees (the “Board” and each member, a “Trustee”) without shareholder approval and on prior notice to shareholders of the Fund (each a “Shareholder”). If a percentage restriction set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. Under its fundamental restrictions:

1.
Underwriting
: The Fund may not engage in the business of underwriting the securities of other issuers except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

2.
Lending
: The Fund may lend money or other assets to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

3.
Senior Securities
: The Fund may not issue senior securities or borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

4.
Real Estate
: The Fund may not purchase or sell real estate except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

5.
Commodities
: The Fund may purchase or sell commodities or contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

6.
Concentration
: Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.

The following notations are not considered to be part of the Fund’s fundamental restrictions and are subject to change without shareholder approval.
With respect to the fundamental policy relating to underwriting set forth above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be

2

an underwriter under the Securities Act of 1933, as amended (the “Securities Act”). Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the Securities Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the Securities Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act.
With respect to the fundamental policy relating to lending set forth above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third
of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) The Fund also will be permitted by this policy to make loans of money, including to other funds. The policy above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.
With respect to the fundamental policy relating to issuing senior securities set forth above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.
With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in
Rule 18f-4.
Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. The policy above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.
With respect to the fundamental policy relating to real estate set forth above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally

3

considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.
With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If the Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.
With respect to the fundamental policy relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy above will be interpreted to refer to concentration as that term may be interpreted from time to time. In addition, the term industry will be interpreted to include a related group of industries. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities (including, for the avoidance of doubt, U.S. agency mortgage-backed securities); securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications
used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Apollo S3 RIC Management, L.P. (the “Adviser”). In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. The investment restrictions and other policies described herein do not apply to the Fund’s investments in private markets funds managed by various unaffiliated asset managers (the “Portfolio Funds”). The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.
The Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

4

Non-Fundamental
Policies
The Fund’s investment objective is
non-fundamental
and may be changed with the approval of the Board upon 30 days’ prior notice to Shareholders.
The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private market investments (as defined in the Prospectus) is non-fundamental
and may be changed by the Board, upon 60 days’ prior written notice to Shareholders.

5

INVESTMENT PRACTICES, TECHNIQUES AND RISKS
The following information supplements the discussion of the Fund’s investment objective, policies, techniques and risks that are described in the Prospectus. The Fund may invest in the following instruments and use the following investment techniques, subject to any limitations set forth in the Prospectus. There is no guarantee the Fund will buy all of the types of securities or use any or all of the investment techniques described herein.
Cash Equivalents and Short-Term Debt Securities
. For temporary purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

•
U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

•
Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

•	Repurchase agreements, which involve purchases of debt securities.

•
Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Liquid Assets
. To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of Liquid Assets, including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and exchange traded funds (“ETFs”). The Fund may invest in other liquid fixed income securities and other credit instruments from time to time.
Yield and Ratings Risk.
The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the

6

size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the SAI, represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.
U.S. Debt Securities Risk.
U.S. debt securities generally involve lower levels of credit risk than other types of fixed income securities of similar maturities, although, as a result, the yields available from U.S. debt securities are generally lower than the yields available from such other securities. Like other fixed income securities, the values of U.S. debt securities change as interest rates fluctuate. Any downgrades by rating agencies could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase borrowing costs generally. These events could have significant adverse effects on the economy generally and could result in significant adverse impacts on securities issuers and the Fund. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio.
Corporate Bonds Risk.
The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in the Prospectus in further detail, including under “Fixed-Income Securities Risks-Credit Risk,” “Fixed-Income Securities Risks-Interest Rate Risk,” and “Fixed-Income Securities Risks-Prepayment Risk.” There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments. Corporate bonds of below investment grade quality are subject to the risks described herein under “Below Investment Grade Securities Risk.”
Below Investment Grade Securities Risk.
The Fund may invest in securities that are rated, at the time of investment, below investment grade quality (rated Ba/BB or below, or judged to be of comparable quality by the Adviser), which are commonly referred to as “high yield” or “junk” bonds and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high yield bonds are not perceived to be as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
Lower grade securities, though often high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in the Fund, both in the short-term and the long-term.

7

The prices of fixed-income securities generally are inversely related to interest rate changes; however, below investment grade securities historically have been somewhat less sensitive to interest rate changes than higher quality securities of comparable maturity because credit quality is also a significant factor in the valuation of lower grade securities. On the other hand, an increased rate environment results in increased borrowing costs generally, which may impair the credit quality of low-grade
issuers and thus have a more significant effect on the value of some lower grade securities. In addition, the current low rate environment has expanded the historic universe of buyers of lower grade securities as traditional investment grade oriented investors have been forced to accept more risk in order to maintain income. As rates rise, these recent entrants to the low-grade
securities market may exit the market and reduce demand for lower grade securities, potentially resulting in greater price volatility.
The ratings of Moody’s, S&P, Fitch and other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Fund invests in lower grade securities that have not been rated by a rating agency, the Fund’s ability to achieve its investment objective will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.
The Fund may invest in securities rated in the lower rating categories (rated as low as D, or unrated but judged to be of comparable quality by the Adviser). For these securities, the risks associated with below investment grade instruments are more pronounced.
Senior Loan Risk.
The Fund may invest in senior floating rate and fixed rate loans or debt (“Senior Loans”). Senior Loans typically hold the most senior position in the capital structure of the issuing entity, are typically secured with specific collateral and typically have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The Fund’s investments in Senior Loans are typically below investment grade and are considered speculative because of the credit risk of their issuer. The risks associated with Senior Loans are similar to the risks of below investment grade fixed income securities, although Senior Loans are typically senior and secured in contrast to other below investment grade fixed income securities, which are often subordinated and unsecured. Senior Loans’ higher standing has historically resulted in generally higher recoveries in the event of a corporate reorganization. In addition, because their interest payments are typically adjusted for changes in short-term interest rates, investments in Senior Loans generally have less interest rate risk than other below investment grade fixed income securities, which may have fixed interest rates.
There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical ability of the Adviser.
The Fund may invest in Senior Loans rated below investment grade, which are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment
rate and a Senior Loan may lose significant value before a default occurs. Moreover, any specific collateral used to secure a Senior Loan may decline in value or become illiquid, which would adversely affect the Senior Loan’s value.
No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a Senior Loan and may make it difficult to value Senior Loans. Adverse

8

market conditions may impair the liquidity of some actively traded Senior Loans, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Illiquid investments are also difficult to value.
Although the Senior Loans in which the Fund may invest generally will be secured by specific collateral, there can be no assurances that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. If the terms of a Senior Loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. Uncollateralized Senior Loans involve a greater risk of loss. Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of Senior Loans.
Senior Loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of Senior Loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the Senior Loan may be adversely affected.
The Fund may acquire Senior Loan assignments or participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and, in any event, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.
The Fund’s investments in Senior Loans may be subject to lender liability risk. Lender liability refers to a variety of legal theories generally founded on the premise that a lender has violated a duty of good faith, commercial reasonableness and fair dealing or a similar duty owed to the borrower, or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability. In addition, under common law principles that in some cases form the basis for lender liability claims, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors.
Second Lien Loans Risk.
The Fund may invest in second lien or other subordinated or unsecured floating rate and fixed rate loans or debt (“Second Lien Loans”). Second Lien Loans generally are subject to similar risks as those associated with investments in Senior Loans. Because Second Lien Loans are subordinated or unsecured and thus

9

lower in priority of payment to Senior Loans, they are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second Lien Loans generally have greater price volatility than Senior Loans and may be less liquid. Second Lien Loans share the same risks as other below investment grade securities.
Mezzanine Securities Risk. M
ezzanine securities generally are rated below investment grade and frequently are unrated and present many of the same risks as senior loans, second lien loans and non-investment
grade bonds. However, unlike senior loans and second lien loans, mezzanine securities are not a senior or secondary secured obligation of the related borrower. They typically are the most subordinated debt obligation in an issuer’s capital structure. Mezzanine securities also may often be unsecured. Mezzanine securities therefore are subject to the additional risk that the cash flow of the related borrower and the property securing the loan may be insufficient to repay the scheduled after giving effect to any senior obligations of the related borrower. Mezzanine securities are also expected to be a highly illiquid investment. Mezzanine securities will be subject to certain additional risks to the extent that such loans may not be protected by financial covenants or limitations upon additional indebtedness. Investment in mezzanine securities is a highly specialized investment practice that depends more heavily on independent credit analysis than investments in other types of debt obligations.
Bank Loans Risk.
The market for bank loans may not be highly liquid and the Fund may have difficulty selling them. These investments are subject to both interest rate risk and credit risk, and the risk of non-payment
of scheduled interest or principal. These investments expose the Fund to the credit risk of both the financial institution and the underlying borrower.
Risks of Loan Assignments and Participations.
As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. Because assignments may be arranged through private negotiations between potential assignees and potential assignors, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could become part owner of any collateral and could bear the costs and liabilities of owning and disposing of the collateral. The Fund may be required to pass along to a purchaser that buys a loan from the Fund by way of assignment a portion of any fees to which the Fund is entitled under the loan. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off
against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off
between the lender and the borrower.
Loan Interests Risk.
Loan interests generally are subject to restrictions on transfer, and the Fund may be unable to sell its loan interests at a time when it may otherwise be desirable to do so or may be able to sell them promptly only at prices that are less than what the Fund regards as their fair market value. Accordingly, loan interests may at times be illiquid. Loan interests may be difficult to value and may have extended settlement periods (the settlement cycle for many bank loans exceeds 7 days). Extended settlement periods may result in cash not being immediately available to the Fund. As a result, during periods of unusually heavy redemptions, the Fund may have to sell other investments or borrow money to meet its obligations. A significant portion of floating rate loans may be “covenant lite” loans that may contain fewer or less restrictive constraints on the borrower and/or may contain other characteristics that would be favorable to the borrower, limiting the ability of lenders to take legal action to protect their interests in certain situations. Interests in loans made to finance highly leveraged companies or to finance corporate acquisitions or other transactions may be especially vulnerable to adverse

10

changes in economic or market conditions. Interests in secured loans have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. There is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In the event the borrower defaults, the Fund’s access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. Further, in the event of a default, second or lower lien secured loans, and unsecured loans, will generally be paid only if the value of the collateral exceeds the amount of the borrower’s obligations to the senior secured lenders, and the remaining collateral may not be sufficient to cover the full amount owed on the loan in which the Fund has an interest. Further, there is a risk that a court could take action with respect to a loan that is adverse to the holders of the loan and the Fund may need to retain legal counsel to enforce its rights in any resulting event of default, bankruptcy, or similar situation. Interests in loans expose the Fund to the credit risk of the underlying borrower and may expose the Fund to the credit risk of the lender.
The Fund may acquire a loan interest by obtaining an assignment of all or a portion of the interests in a particular loan that are held by an original lender or a prior assignee. As an assignee, the Fund normally will succeed to all rights and obligations of its assignor with respect to the portion of the loan that is being assigned. However, the rights and obligations acquired by the purchaser of a loan assignment may differ from, and be more limited than, those held by the original lenders or the assignor. Alternatively, the Fund may acquire a participation in a loan interest that is held by another party. When the Fund’s loan interest is a participation, the Fund may have less control over the exercise of remedies than the party selling the participation interest, and the Fund normally would not have any direct rights against the borrower. It is possible that the Fund could be held liable, or may be called upon to fulfill other obligations, with respect to loans in which it receives an assignment in whole or in part, or in which it owns a participation. The potential for such liability is greater for an assignee than for a participant.
Derivatives
. A derivative is generally a financial contract the value of which depends on, or is derived from, changes in the value of one or more “reference instruments,” such as underlying assets (including securities), reference rates, indices or events. Derivatives may relate to stocks, bonds, credit, interest rates, commodities, currencies or currency exchange rates, or related indices. A derivative may also contain leverage to magnify the exposure to the reference instrument. Derivatives may be traded on organized exchanges and/or through clearing organizations, or in private transactions with other parties in the over-the-counter
(“OTC”) market with a single dealer or a prime broker acting as an intermediary with respect to an executing dealer. Derivatives may be used for hedging purposes and non-hedging
(or speculative) purposes. Some derivatives require one or more parties to post “margin,” which means that a party must deposit assets with, or for the benefit of, a third party, such as a futures commission merchant, in order to initiate and maintain the derivatives position.
Use of derivatives is a highly specialized activity that can involve investment techniques and risks different from, and in some respects greater than, those associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and highly volatile and may perform in unanticipated ways. Derivatives can create leverage, which can magnify the impact of a decline in the value of the reference instrument underlying the derivative, and the Fund could lose more than the amount it invests. Derivatives can have the potential for unlimited losses, for example, where the Fund may be called upon to deliver a security it does not own. Derivatives may at times be highly illiquid, and the Fund may not be able to close out or sell a derivative at a particular time or at an anticipated price. Derivatives can be difficult to value and valuation may be more difficult in times of market turmoil. Derivatives may involve risks different from, and possibly greater than, the risks associated with investing directly in the reference instrument. Suitable derivatives may not be available in all circumstances, and there can be no assurance that the Fund will use derivatives to reduce exposure to other risks when that might have been beneficial. Derivatives may involve fees, commissions, or other costs that may reduce the Fund’s gains or exacerbate losses from the derivatives. Certain aspects of the regulatory treatment of derivative instruments, including federal income tax, are currently unclear and may be affected by changes in legislation, regulations, or other legally binding authority.

11

Derivatives involve risks different from the risks associated with investing directly in securities and other traditional investments. There are risks that apply generally to derivatives transactions, including:

•
Correlation risk, which is the risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market or security to which the Fund seeks exposure. There are a number of factors which may prevent a derivative instrument from achieving the desired correlation (or inverse correlation) with an underlying asset, rate or index, such as the impact of fees, expenses and transaction costs, the timing of pricing, and disruptions or illiquidity in the markets for such derivative instrument.

•
Counterparty risk, which is the risk that the other party to the derivative will fail to make required payments or otherwise comply with the terms of the derivative. Counterparty risk may arise because of market activities and developments, the counterparty’s financial condition (including financial difficulties, bankruptcy, or insolvency), or other reasons. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Counterparty risk is generally thought to be greater with OTC derivatives than with derivatives that are exchange traded or centrally cleared. However, derivatives that are traded on organized exchanges and/or through clearing organizations involve the possibility that the futures commission merchant or clearing organization will default in the performance of its obligations.

•	Credit risk, which is the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations.

•	Currency risk, which is the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

•
Illiquidity risk, which is the risk that certain securities or instruments may be difficult or impossible to sell at the time or at the price desired by the counterparty in connection with payments of margin, collateral, or settlement payments. There can be no assurance that the Fund will be able to unwind or offset a derivative at its desired price, in a secondary market or otherwise. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

•
Index risk, which is if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below the price that the Fund paid for such derivative.

•	Legal risk, which is the risk of insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract.

•
Leverage risk, which is the risk that the Fund’s derivatives transactions can magnify the Fund’s gains and losses. Relatively small market movements may result in large changes in the value of a derivatives position and can result in losses that greatly exceed the amount originally invested.

12

•
Market risk, which is the risk that changes in the value of one or more markets or changes with respect to the value of the underlying asset will adversely affect the value of a derivative. In the event of an adverse movement, the Fund may be required to pay substantial additional margin to maintain its position or the Fund’s returns may be adversely affected.

•	Operational risk, which is the risk related to potential operational issues, including documentation issues, settlement issues, systems failures, inadequate controls and human error.

•
Valuation risk, which is the risk that valuation sources for a derivative will not be readily available in the market. This is possible especially in times of market distress, since many market participants may be reluctant to purchase complex instruments or quote prices for them.

•	Volatility risk, which is the risk that the value of derivatives will fluctuate significantly within a short time period.
Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of funds using derivative instruments could limit the Fund’s ability to pursue its investment strategies. New regulation of derivatives may make them more costly, or may otherwise adversely affect their liquidity, value or performance.
The Fund relies on certain exemptions in Rule
18f-4
to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements (e.g., capital commitments to invest equity in Portfolio Funds that can be drawn at the discretion of the Portfolio Fund’s general partner). To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on another exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
(“TBA”) commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met. When the Fund enters into a secondary transaction to purchase interests in underlying Portfolio Funds, the Fund will treat the date of the transfer agreement to purchase the interest in a specific Portfolio Fund as the trade date for determining whether the purchase of the Portfolio Fund qualifies for the exemption for non-standard
settlement cycle securities transactions.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
If the Fund fails to qualify as a “limited derivatives user” as defined in
Rule 18f-4
and seeks to enter into derivatives transactions, the Fund will be required to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Options
. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent

13

from the writer of the option at the stated exercise price. As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.
The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.
Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.
Futures Contracts
. The Fund may enter into securities-related futures contracts, including security futures contracts. The Fund will not enter into futures contracts that are prohibited under the Commodity Exchange Act, as amended (the “CEA”), and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.
An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss. Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a

14

relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor.
There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.
Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. Settlement with physical delivery may involve additional costs. Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.
In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market. A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.
Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.
Swap Agreements
. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices,
non-U.S.
currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.
Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of its Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.
Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or

15

insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.
A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses. The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.
General Limitations on Certain Futures, Options and Swap Transactions.
The Adviser with respect to the Fund intends to file a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Adviser and the Fund expect not to be subject to regulation as a commodity pool or commodity pool operator under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.
Convertible Securities
. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.
Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”). Lower-rated debt securities involve greater risks than investment grade debt securities. Lower-rated debt securities may fluctuate more widely in price and yield and may fall in price during times when the economy is weak or is expected to become weak. The credit rating of a company’s convertible securities is generally lower than that of its non-convertible
debt securities. Convertible securities are normally considered “junior” securities—that is, the company usually must pay interest on its non-convertible
debt securities before it can make payments on its convertible securities. If the issuer stops paying interest or principal, convertible securities may become worthless and the Fund could lose its entire investment.
Zero Coupon and
Paid-In-Kind
(“PIK”) Bonds.
The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.
Stressed and Distressed Investments
. The Fund may invest in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other

16

reorganization and liquidation proceedings. These securities may present a substantial risk of default, including the loss of the entire investment, or may be in default. Distressed securities include loans, bonds and notes, many of which are not publicly traded, and may involve a substantial degree of risk. In certain periods, there may be little or no liquidity in the markets for distressed securities meaning that the Fund may be unable to exit its position.
The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.
Equity Securities
. Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities and warrants. This may include the equity securities of private equity sponsors. Common stocks and preferred stocks represent shares of ownership in a corporation. Preferred stocks usually have specific dividends and rank after bonds and before common stock in claims on assets of the corporation should it be dissolved. Increases and decreases in earnings are usually reflected in a corporation’s stock price. Convertible securities are debt or preferred equity securities convertible into common stock. Usually, convertible securities pay dividends or interest at rates higher than common stock, but lower than other securities. Convertible securities usually participate to some extent in the appreciation or depreciation of the underlying stock into which they are convertible.
Preferred securities, which are a form of hybrid security (i.e., a security with both debt and equity characteristics), may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities, however, unlike common stocks, participation in the growth of an issuer may be limited. Distributions on preferred securities are generally payable at the discretion of the issuer’s board and after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies. Preferred securities may be less liquid than common stocks. Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer. Preferred shareholders may have certain rights if distributions are not paid but generally have no legal recourse against the issuer and may suffer a loss of value if distributions are not paid. Generally, preferred shareholders have no voting rights with respect to the issuer unless distributions to preferred shareholders have not been paid for a stated period, at which time the preferred shareholders may elect a number of Trustees to the issuer’s board. Generally, once all the distributions have been paid to preferred shareholders, the preferred shareholders no longer have voting rights.
Warrants are options to buy a stated number of shares of common stock at a specified price anytime during the life of the warrants. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional

17

shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.
Securities of other Investment Companies.
The Fund may invest, subject to applicable regulatory limits, in the securities of other investment companies, including open-end
management companies,
closed-end
management companies (including business development companies (“BDCs”)) and unit investment trusts. The Fund also may invest in ETFs, as described in additional detail under “ETFs and Other Exchange-Traded Investment Vehicles” below. Under the 1940 Act, subject to the Fund’s own more restrictive limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the 1940 Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular,
Rule 12d1-4
under the 1940 Act allows the Fund to acquire the securities of another investment company, including ETFs, in excess of the limitations imposed by Section 12 of the 1940 Act, subject to certain limitations and conditions on the Fund and the Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Adviser and limits on most three-tier fund structures.
When investing in the securities of other investment companies, the Fund will be indirectly exposed to all the risks of such investment companies’ portfolio securities. In addition, as a shareholder in an investment company, the Fund would indirectly bear its pro rata share of that investment company’s management fees and other operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s prospectus fee table. For certain investment vehicles, these expenses may be significant. In addition, the shares of closed-end
management companies may involve the payment of substantial premiums above, while the sale of such securities may be made at substantial discounts from, the value of such issuer’s portfolio securities. Historically, shares of listed BDCs and closed-end
investment companies have frequently traded at a discount to their NAV, which discounts have, on occasion, been substantial and lasted for sustained periods of time.
Certain money market funds that operate in accordance with
Rule 2a-7
under the 1940 Act float their NAV while others seek to reserve the value of investments at a stable NAV (typically $1.00 per share). An investment in a money market fund, even an investment in a fund seeking to maintain a stable NAV per share, is not guaranteed, and it is possible for the Fund to lose money by investing in these and other types of money market funds. If the liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions (i.e., impose a redemption gate) and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee).
ETFs and Other Exchange-Traded Investment Vehicles.
The Fund may invest, subject to applicable regulatory limits, in the securities of ETFs and other pooled investment vehicles that are traded on an exchange and that hold a portfolio of securities or other financial instruments (collectively, “exchange-traded investment vehicles”). When investing in the securities of exchange-traded investment vehicles, the Fund will be indirectly exposed to all the risks of the portfolio securities or other financial instruments they hold. The performance of an exchange-traded investment vehicle will be reduced by transaction and other expenses, including fees paid by the exchange-traded investment vehicle to service providers. ETFs are investment companies that are registered as open-end
management companies or unit investment trusts. The limits that apply to the Fund’s investment in securities of other investment companies generally apply also to the Fund’s investment in securities of ETFs.
Shares of exchange-traded investment vehicles are listed and traded in the secondary market. Many exchange-traded investment vehicles are passively managed and seek to provide returns that track the price and yield performance of a particular index or otherwise provide exposure to an asset class (e.g., currencies or

18

commodities). Although such exchange-traded investment vehicles may invest in other instruments, they largely hold the securities (e.g., common stocks) of the relevant index or financial instruments that provide exposure to the relevant asset class. The share price of an exchange-traded investment vehicle may not track its specified market index, if any, and may trade below its NAV. An active secondary market in the shares of an exchange-traded investment vehicle may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions, or other reasons. There can be no assurance that the shares of an exchange-traded investment vehicle will continue to be listed on an active exchange.
Publicly Traded Equity Securities Risk
Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly underperformed relative to fixed-income securities. Common stocks of companies that operate in certain sectors or industries tend to experience greater volatility than companies that operate in other sectors or industries or the broader equity markets. For example, publicly traded equity securities of private equity funds and private equity firms tend to experience greater volatility than other companies in the financial services industry and the broader equity markets. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently more risky than preferred stock or debt instruments of such issuers.
Other Publicly Listed Securities
. The Fund may make investments in publicly listed companies whose primary business is managing investments in private markets and in publicly traded vehicles whose primary purpose is to invest in or lend capital to privately held companies.
Publicly traded private markets investments generally involve publicly listed companies that pursue the business of private equity investing, including listed private equity companies, listed funds of funds, BDCs, special purpose acquisition companies (SPACs), alternative asset managers, holding companies, investment trusts, closed-end
funds, financial institutions and other vehicles whose primary purpose is to invest in, lend capital to or provide services to privately held companies.
Publicly traded private markets funds are typically regulated vehicles listed on a public stock exchange that invest in private markets transactions or funds. Such vehicles may take the form of corporations, BDCs, unit trusts, publicly traded partnerships, or other structures, and may focus on mezzanine, infrastructure, buyout or venture capital investments.
Publicly traded private market investments may also include investments in publicly listed companies in connection with a privately negotiated financing or an attempt to exercise significant influence on the subject of the investment. Publicly traded private equity investments usually have an indefinite duration.

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Publicly traded private market investments occupies a small portion of the private markets universe, including only a few professional investors who focus on and actively trade such investments. As a result, relatively little market research is performed on publicly traded private markets companies, only limited public data may be available regarding these companies and their underlying investments, and market pricing may significantly deviate from published NAV. This can result in market inefficiencies and may offer opportunities to specialists that can value the underlying private markets investments.
Publicly traded private markets investments are typically liquid and capable of being traded daily, in contrast to direct investments and private equity funds, in which capital is subject to lengthy holding periods. Accordingly, publicly traded private markets transactions are significantly easier to execute than other types of private markets investments, giving investors an opportunity to adjust the investment level of their portfolios more efficiently.
Repurchase Agreements
. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.
Reverse Repurchase Agreements
. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to its investment restrictions. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. If the Fund enters in reverse repurchase agreements and similar financing transactions in reliance on the exemption in Rule
18f-4(d),
the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule
18f-4
with respect to such transactions. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

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Restricted Securities and Rule
 144A Securities
. The Fund may invest in “restricted securities,” which generally are securities that may be resold to the public only pursuant to an effective registration statement under the Securities Act or an exemption from registration. Regulation S under the Securities Act is an exemption from registration that permits, under certain circumstances, the resale of restricted securities in offshore transactions, subject to certain conditions, and Rule 144A under the Securities Act is an exemption that permits the resale of certain restricted securities to qualified institutional buyers. Since its adoption by the SEC in 1990, Rule 144A has facilitated trading of restricted securities among qualified institutional investors. To the extent restricted securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund expects that it will be able to dispose of the securities without registering the resale of such securities under the Securities Act. However, to the extent that a robust market for such 144A securities does not develop, or a market develops but experiences periods of illiquidity, investments in Rule 144A securities could increase the level of the Fund’s illiquidity.
Where an exemption from registration under the Securities Act is unavailable, or where an institutional market is limited, the Fund may, in certain circumstances, be permitted to require the issuer of restricted securities held by the Fund to file a registration statement to register the resale of such securities under the Securities Act. In such case, the Fund will typically be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to resell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, or the value of the security were to decline, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists are priced by a method that the Portfolio Fund Managers believe accurately reflects fair value.
Special Purpose Acquisition Companies.
The Fund may invest in stock, warrants or other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC or similar entity generally maintains assets (less a portion retained to cover expenses) in a trust account comprised of U.S. Government securities, money market securities, and cash. If an acquisition is not completed within a pre-established
period of time, the invested funds are returned to the entity’s shareholders.
Because SPACs and similar entities are essentially blank-check companies without an operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. SPACs may allow shareholders to redeem their pro rata investment immediately after the SPAC announces a proposed acquisition, which may prevent the entity’s management from completing the transaction. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, SPACs may trade in the over-the-counter
market and, accordingly, may be considered illiquid and/or be subject to restrictions on resale.
Private Investments in Public Equity.
The Fund may invest in securities issued in private investments in public equity transactions, commonly referred to as “PIPEs.” A PIPE investment involves the sale of equity securities, or securities convertible into equity securities, in a private placement transaction by an issuer that already has outstanding, publicly traded equity securities of the same class.
Shares acquired in PIPEs are commonly sold at a discount to the current market value per share of the issuer’s publicly traded securities. Securities acquired in PIPEs generally are not registered with the SEC until after a certain period of time from the date the private sale is completed, which may be months and perhaps longer. PIPEs may contain provisions that require the issuer to pay penalties to the holder if the securities are not registered within a specified period. Until the public registration process is completed, securities acquired in PIPEs are restricted and, like investments in other types of restricted securities, may be illiquid. Any number of factors may prevent or delay a proposed registration. Prior to or in the absence of registration, it may be possible for securities acquired in PIPEs to be resold in transactions exempt from registration under the Securities Act.

21

There is no guarantee, however, that an active trading market for such securities will exist at the time of disposition, and the lack of such a market could hurt the market value of the Fund’s investments. Even if the securities acquired in PIPEs become registered, or the Fund is able to sell the securities through an exempt transaction, the Fund may not be able to sell all the securities it holds on short notice and the sale could impact the market price of the securities.
Structured Solutions
. The Fund also may gain exposure to Portfolio Funds involving privately negotiated transactions in Secondary Investments structured as a preferred equity investment (“Structured Solutions”). Structured Solutions, which are self-originated transactions between the Fund and a Portfolio Fund’s general partner, in which Fund will invest cash into an existing Portfolio Fund in exchange for newly-issued interests in the Portfolio Fund (i.e., the “preferred equity”). Structured Solutions are intended to provide for strong risk-adjusted return with meaningful downside protection.
Emerging Markets Investments Risk.
The Fund may invest in
non-U.S.
securities of issuers in
so-called
“emerging markets” (or lesser developed countries, including countries that may be considered “frontier” markets). Such investments are particularly speculative and entail all of the risks of investing in
Non-U.S.
Securities but to a heightened degree. “Emerging market” countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent
trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. Governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack or relatively early development of legal structures governing private and foreign investments and private property.
Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.
Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.
Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their

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governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, and high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There is no assurance that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasiveness of corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.
Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. Governmental laws or restrictions applicable to such investments. Sometimes, they may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.
Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost.
The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.
ESG Considerations
. As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.

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MANAGEMENT OF THE FUND
Further Information Regarding Management of the Fund
Information regarding the Trustees and Officers of the Fund, including brief biographical information, is set forth below.
Board of Trustees
The Trustees of the Fund, their ages, addresses, positions held, lengths of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Trustee and other Trusteeships, if any, held by the Trustees, are shown below. The Trustees have been divided into two groups—Interested Trustees and Independent Trustees. As set forth in the Fund’s Declaration of Trust, each Trustee’s term of office shall continue until his or her death, resignation or removal. The address of each Trustee is care of the Secretary of the Fund at 9 West 57th Street, 42 nd
Floor, New York, NY 10019.

Name, Position(s) Held with Registrant and Year of Birth*	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
Independent Trustees
Meredith Coffey
(1968)	Since inception	From August 2008 to December 2023, Ms. Coffey served as Head of Research and the Co-Head of Public Policy for the Loan & Syndications Trading Association.	5	Formerly, Director, Apollo Senior Floating Rate Fund Inc. (2023 - 2024); formerly, Director, Apollo Tactical Income Fund Inc. (2023 - 2024).

Christine Gallagher
(1985)	Since inception	From March 2021 to present, Ms. Gallagher serves as a Community Engagement Manager at Leidos, a company that provides information technology, engineering and science services for government and commercial contractors. Ms. Gallagher also serves as president of Military Quality of Life Consulting, LLC, a military support company she founded in 2015. From 2015 to 2019, she served as an	3	None.

24

Name, Position(s) Held with Registrant and Year of Birth*	Length of Time Served	Principal Occupation During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee**	Other Directorships Held by Trustee During Past 5 Years
		agile IT project manager for BAM Technologies, LLC.

Michael Porter
(1983)	Since inception	From December 2014 to present, Mr. Porter has worked at Netflix in Corporate Development and Strategy. In December 2020, Mr. Porter was appointed to the Board of Directors of Ednovate Charter School.	3	None.

Carl J. Rickertsen
(1960)	Since inception	From 2005 to present, Mr. Rickertsen has served as managing partner of Pine Creek Partners, a private equity investment firm.	5	Director, MicroStrategy Inc. (2002- present); Director, Berry Global Inc. (2013- present); formerly, Director, Apollo Senior Floating Rate Fund Inc. (2011- 2023); formerly, Director, Apollo Tactical Income Fund Inc.
(2013-2023).

Interested Trustee***
Steve Lessar
(1972)	Since inception	Since 2022, Mr. Lessar is Partner and Co-Head of Apollo’s Sponsor & Secondary Solutions (S3) business. Prior to Apollo, Mr. Lessar was a Managing Director and Co-Head of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives.	1	None.

*	Each of the Independent Trustees serves on the Board’s Audit and Governance Committees.

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**
“Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser. The Fund Complex is currently comprised of: the Fund, Apollo Debt Solutions BDC, Apollo Diversified Credit Fund, Apollo Diversified Real Estate Fund, MidCap Apollo Institutional Private Lending, MidCap Financial Investment Corporation, Apollo Origination II (L) Capital Trust, and Apollo Origination II (UL) Capital Trust.

***	“Interested person,” as defined in the 1940 Act, of the Fund is an interested person of the Fund due to their affiliation with the Adviser.
Executive Officers
Certain biographical and other information relating to the officers of the Fund who are not Trustees, is set forth below, including their ages, addresses, positions held, lengths of time served and their principal business occupations during the past five years.

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years
Steve Lessar
President and Chief Executive Officer
(1972)	Since inception	Partner and
Co-Head
of Apollo’s Sponsor & Secondary Solutions (S3) business since 2022. Managing Director and
Co-Head
of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives from 2018 to 2022.
Michael Rucker
Chief Financial Officer and Treasurer
(1983)	Since December 2024	Managing Director and Controller of Apollo’s S3 business and Hybrid Value business since 2011.
Kristin Hester
Chief Legal Officer and Secretary
(1980)	Since inception	Managing Director, General Counsel - Regulated Funds, Apollo Global Management, Inc., 2015 to present; Chief Legal Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, and Redding Ridge Asset Management LLC, 2022 to present; Chief Legal Officer and Secretary of Apollo Diversified Credit Fund, 2022 to present; Chief Legal Officer, Secretary and Vice President, MidCap Apollo Institutional Private Lending, 2024 to present; Chief Legal Officer and Secretary, Apollo Diversified Real Estate

26

Name, Position(s) held with Registrant, Year of Birth and Address*	Length of Time Served	Principal Occupation During Past 5 Years
Fund, 2024 to present; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022 to 2024; Chief Legal Officer and Secretary, Apollo Origination II (L) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025 to present.

Ryan Del Giudice
Chief Compliance Officer
(1990)	Since inception	Principal, Apollo Global Management, Inc., 2022 to present; Chief Compliance Officer, Apollo Diversified Credit Fund and Apollo Diversified Real Estate Fund 2018 to present; Chief Compliance Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, 2023 to present; Chief Compliance Officer, MidCap Apollo Institutional Private Lending, 2024 to present; Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023 to 2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017 to 2022; Chief Compliance Officer, Apollo Origination II (L) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025 to present.

*	The address of each officer is care of the Secretary of the Fund at 9 West 57th Street, 42 nd Floor, New York, NY 10019.
Biographical Information and Discussion of Experience and Qualifications of Trustees
The following is a summary of the experience, qualifications, attributes and skills of each Trustee that support the conclusion, as of the date of this SAI, that each Trustee should serve as a Trustee of the Fund.
Independent Trustees
Meredith Coffey.
From 2008 to 2023, Ms. Coffey was an Executive Vice President of the Loan Syndications and Trading Association (“LSTA”), and ran the Research Department and
co-headed
the LSTA’s regulatory and CLO efforts, which helped facilitate continued availability of credit and the efficiency of the loan market. In

27

addition, Ms. Coffey headed efforts to analyze current and anticipated loan market developments, helping the LSTA build strategy and improve market efficiency, and providing commentary through weekly newsletters, periodic conferences and webcasts. Ms. Coffey and the analyst team also engaged market participants, press and regulators on issues and developments in the global loan market. Ms. Coffey has published analysis on the syndicated loan market in numerous books and periodicals, presents frequently, and has testified several times before Congress on issues pertaining to the loan and CLO markets. Prior to joining the LSTA, Ms. Coffey was Senior Vice President and Director of Analysis focusing on the loan and adjacent markets for Thomson Reuters LPC, working in and running loan research for 15 years. Ms. Coffey has a B.A. in Economics from Swarthmore College and a graduate degree in Economics from New York University.
Christine Gallagher.
Ms. Gallagher serves as community engagement team manager in the Military and Family Life Counseling Program for Leidos Holdings, Inc., a Fortune 500
®
information technology, engineering, and science solutions and services leader working to solve the world’s toughest challenges in the defense, intelligence, homeland security, civil, and health markets. She also is currently president of Military Quality of Life Consulting, LLC, a company Ms. Gallagher founded in 2015 that equips professional organizations to execute their goal of supporting the military community through corporate social responsibility, corporate philanthropy and cause marketing. From 2015 to 2019, Ms. Gallagher served as an agile IT project manager for BAM Technologies, LLC. She has served as a program director for multiple national military service organizations during her career. She also was a Lecturer, Faculty Academic Advisor and Adjunct Professor at Troy University and Austin Peay State University in each respective school’s communications department from 2009 to 2016. Ms. Gallagher presently serves on the board of a number of national and local military service organizations that directly support military family quality-of-life
efforts. She has an M.S. from the University of Tennessee and a B.S. from the University of Florida.
Michael Porter.
Mr. Porter currently works in Corporate Development and Strategy for Netflix, a position he has held since December 2014. He also currently serves on the Board of Directors of Ednovate Charter School, joining that board in December 2020. Prior to joining Netflix, Mr. Porter spent two years as an investment associate, including at Vista Equity Partners, focusing on software private equity products. He also worked as an entertainment finance associate in J.P. Morgan Chase’s Entertainment Industries Group. Mr. Porter has fifteen years of finance experience related to equity research, corporate development, investment banking and private equity. Mr. Porter has an MBA from Harvard Business School and a B.A. in international business from the University of California, Berkeley.
Carl J. Rickertsen.
Mr. Rickertsen is currently a Managing Partner of Pine Creek Partners, a private equity investment firm, a position he has held since January 2005. From January 1998 to January 2005, Mr. Rickertsen was Chief Operating Officer and a partner at Thayer Capital Partners, a private equity investment firm. From September 1994 to January 1998, Mr. Rickertsen was a Managing Partner at Thayer. Mr. Rickertsen was a founding partner of three Thayer investment funds totaling over $1.4 billion and is a published author. Mr. Rickertsen has been a member of the board of directors of MicroStrategy Incorporated, a publicly-traded software firm, since October 2002 and a member of the board of directors of Berry Plastics Group, Inc., a leading provider of value-added plastic consumer packaging and engineered materials, since January 2013. Mr. Rickertsen was formerly a board member of the following publicly-traded companies: Noranda Holding Corporation, an integrated provider of value-added primary aluminum products and rolled aluminum coils, Convera Corporation, a search-engine software company; UAP Holding Corp., a distributor of agriculture products; and Homeland Security Capital Corporation, a specialized technology provider to government and commercial customers. Mr. Rickertsen received a BS from Stanford University and an MBA from Harvard Business School.
Interested Trustee
Steve Lessar.
Mr. Lessar is currently a Partner and
Co-Head
of Apollo’s Sponsor & Secondary Solutions (S3) business and is a member of the S3 Investment Committees. Prior to Apollo, Steve was a Managing Director and

28

Co-Head
of Secondaries and Liquidity Solutions (SLS) at BlackRock Alternatives, where he co-founded
the SLS business dedicated to private markets secondaries. Prior to BlackRock, Steve was a Managing Director and
Co-Head
of Secondaries in the Alternative Investments & Manager Selection (AIMS) Group at Goldman Sachs & Co. Steve began his career as an active duty officer in the US Army. Steve graduated from the United States Military Academy at West Point with a BS degree in Engineering Management and received his MBA from The Wharton School at the University of Pennsylvania.
Trustee Share Ownership
For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies Overseen by the Trustee as of December 31, 2024, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund (1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees:
Meredith Coffey	None	over $100,000
Christine Gallagher	None	$50,001—$100,000
Michael Porter	None	$10,001—$50,000
Carl J. Rickertsen	None	over $100,000
Interested Trustee:
Steve Lessar	None	None

(1)	As of the date hereof, none of the Trustees or officers of the Fund, as a group, owned any Shares of the Fund.
As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.
Trustee Compensation
Each Independent Trustee receives an annual retainer of $42,000, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.
The Fund may reimburse the allocable portion of the compensation paid by Apollo (or its affiliates) to the Fund’s officers.
Compensation of the Portfolio Managers
Apollo’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include base compensation and discretionary compensation.
Base Compensation
. Generally, portfolio managers receive an annual salary that is consistent with the market rate of annual salaries paid to similarly situated investment professionals.

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Discretionary Compensation
. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation is based on individual seniority, contributions to Apollo and performance of the client assets that the portfolio manager has primary responsibility for. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of Apollo and its clients.
The table below shows the dollar range of Shares owned by the Portfolio Managers as of December 31, 2024:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund (1)
Steve Lessar	$0
Veena Isaac	$0
Konnin Tam	$0

(1)	Dollar ranges are as follows: $0, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
Other Accounts Managed
As of December 31, 2024, the Portfolio Managers were primarily responsible for the day-to-day
portfolio management of the following accounts:

Name of Portfolio Manager	Type of Accounts	Total Number of Accounts Managed	Total Assets (in millions) (1)	Number of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (in millions) (2)
Steve Lessar	Registered Investment Companies:	None	$—	—	$—
	Other Pooled Investment Vehicles:	1	$3,427	1	$3,029
	Other Accounts:	None	$—	—	$—
Veena Isaac	Registered Investment Companies:	None	$—	—	$—
	Other Pooled Investment Vehicles:	1	$3,427	1	$3,029
	Other Accounts:	None	$—	—	$—
Konnin Tam	Registered Investment Companies:	None	$—	—	$—
	Other Pooled Investment Vehicles:	1	$3,427	1	$3,029
	Other Accounts:	None	$—	—	$—

(1)	Total assets represents assets under management as defined by Apollo Global Management, Inc., which includes unfunded commitments.
(2)	Represents the assets under management of the accounts managed that generate incremental fees in addition to management fees.
Codes of Ethics
The Fund, the Adviser and Apollo Global Securities, LLC (the “Distributor”), have each adopted a code of ethics pursuant to
Rule 17j-1
under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this Statement of Additional Information forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following
e-mail
address: publicinfo@sec.gov.

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Proxy Voting Policies
The Fund’s investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from a Portfolio Fund or a
Co-Investment
fund vehicle seeking the consent of or voting by holders, and may also vote on matters relating to the other private equity investments. The Board has delegated the voting of proxies for the securities held in the Fund’s portfolio to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies, the Adviser will vote proxies, amendments, consents or resolutions related to Fund securities in the best interests of the Fund and its Shareholders. The Adviser’s proxy voting procedures are included in Appendix B of this SAI. Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the
12-month
period ending June 30, 2024 will be available, without charge, upon request by calling collect (212)
515-3450,
and on the SEC’s website at www.sec.gov.

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PORTFOLIO TRANSACTIONS
Investment Decisions and Portfolio Transactions
Pursuant to the Investment Advisory and Management Agreement, the Adviser determines, subject to the general supervision of the Board and in accordance with the Fund’s investment objective and restrictions, which securities are to be purchased and sold by the Fund and which brokers are to be eligible to execute its portfolio transactions. The Adviser operates independently in providing services to its clients. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, for example, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In some instances, one client may sell a particular security to another client. It also happens that two or more clients may simultaneously buy or sell the same security, in which event each day’s transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in the opinion of the Adviser is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.
On behalf of the Fund, the Adviser places orders for all purchases and sales of portfolio securities, enters into repurchase agreements, and may enter into reverse repurchase agreements and execute loans of portfolio securities on behalf of the Fund unless otherwise prohibited. See “Investment Strategies and Policies.” In most instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund (or indirectly through a blocker that holds interests in the Portfolio Fund), and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses.
On those occasions when the Adviser deems the purchase or sale of a security to be in the best interests of the Fund as well as other customers, including other funds, the Adviser, to the extent permitted by applicable laws and regulations, may, but is not obligated to, aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other customers in order to obtain best execution, including lower brokerage commissions if appropriate. In such event, allocation of the securities so purchased or sold as well as any expenses incurred in the transaction will be made by the Adviser in the manner it considers to be most equitable and consistent with its fiduciary obligations to its customers, including the Fund. In some instances, the allocation procedure might not permit the Fund to participate in the benefits of the aggregated trade.
Best Execution; Soft Dollars
The Fund’s securities transactions generate brokerage commissions and other compensation, including clearing fees and charges, all of which the Fund, not the Adviser or any of their affiliates, will be obligated to pay. The Adviser has sole discretion in deciding what brokers and dealers the Fund uses, subject to Board approval, and in negotiating the rates of brokerage commissions and other compensation the Fund pays. In selecting brokers and negotiating commission rates, the Adviser (i) will take into account such information it deems appropriate, (ii) need not solicit competitive bids and (iii) does not have any obligation to seek the lowest available commission cost or spread. The Fund buys and sells securities directly from or to brokers each acting as “principals” at prices that include markups or markdowns, and buys securities from underwriters or dealers in public offerings at prices that include compensation to the underwriters and dealers.
Any use of commissions or “soft dollars” generated by the Fund to pay for brokerage and research products or services will fall within the safe harbor created by Section 28(e) of the Exchange Act. Under Section 28(e), the Adviser’s use of the Fund’s commission dollars to acquire research products and services is not a breach of its fiduciary duty to the Fund—even if the brokerage commissions paid are higher than the lowest available—so long as (among certain other requirements) the Adviser determines that the commissions are reasonable

32

compensation for both the brokerage services and the research acquired. For these purposes, “research” means services or products used to provide lawful and appropriate assistance to the Adviser in making investment decisions for its clients. The types of research the Adviser may acquire include: reports or other information about particular companies or industries; economic surveys and analyses; recommendations as to specific securities; financial publications; portfolio evaluation services; financial database software and services; computerized news, pricing and order-entry services; and other products or services that may enhance the Adviser’s investment decision-making. The “safe harbor” under Section 28(e) applies to the use of the Fund’s “soft dollars” even when the research acquired is used in making investment decisions for clients. Therefore, under Section 28(e), research obtained with soft dollars generated by the Fund could be used by the Adviser or its affiliates to benefit accounts other than the Fund. Conversely, the research information provided to the Adviser by brokers through which other clients of the Adviser or its affiliates effect securities transactions could be used by the Adviser or its affiliates in providing services to the Fund. Additionally, when the Adviser uses client brokerage commissions to obtain research or other services, the Adviser receives a benefit because it does not have to produce or pay for the research, products or services itself. As a result, the Adviser has an incentive to select a particular broker-dealer in order to obtain the research, products or other services from that broker-dealer, rather than to obtain the lowest price for execution. The safe harbor is not available where transactions are effected on a principal basis with a mark-up
or mark-down paid to the broker-dealer and is not available for services or products that do not constitute research.

33

CERTAIN ERISA CONSIDERATIONS
Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), and persons who are fiduciaries with respect to an “individual retirement account” (an “IRA”), Keogh Plan or another arrangement or entity which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.
The following discussion of certain ERISA considerations is based on statutory authority and judicial and administrative interpretations as of the date of this SAI and is designed only to provide a general understanding of certain basic issues. Accordingly, this discussion should not be considered legal advice and the trustees and other fiduciaries of each Benefit Plan are encouraged to consult their own legal advisors on these matters.
ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. Fiduciaries of such plans or arrangements also should confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement, which may be of particular importance for participant-directed plans given that the Fund sells Shares only to Eligible Investors, as described herein. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach. Fiduciaries of Benefit Plans that are not subject to Title I of ERISA but that are subject to Section 4975 of the Code (such as IRAs and Keogh Plans) should consider carefully these same factors.
The DOL has adopted regulations, which, along with Section 3(42) of ERISA (collectively, the “Plan Assets Rules”), treat the assets of certain pooled investment vehicles as “plan assets” for purposes of, and subject to, Title I of ERISA and Section 4975 of the Code (“Plan Assets”). The Plan Assets Rules provide, however, that, in general, funds registered as investment companies under the 1940 Act are not deemed to be subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans. Accordingly, the underlying assets of the Fund should not be considered to be the Plan Assets of the Benefit Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser should not be considered a fiduciary within the meaning of ERISA or the Code by reason of its authority with respect to the Fund.
The Fund will require a Benefit Plan (and each person causing such Benefit Plan to invest in the Fund) to represent that it, and any such fiduciaries responsible for such Benefit Plan’s investments (including in its individual or corporate capacity, as may be applicable), are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest Plan Assets in the Fund was made with appropriate

34

consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.
Benefit Plans may be required to report certain compensation paid by the Fund (or by third parties) to the Fund’s service providers as “reportable indirect compensation” on Schedule C to IRS Form 5500 (“Form 5500”). To the extent that any compensation arrangements described herein constitute reportable indirect compensation, any such descriptions are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to Form 5500.
The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential investors that are Benefit Plans and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares. Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans,
non-U.S.
plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and also should consult their own advisers as to the propriety of an investment in the Fund.
By acquiring Shares of the Fund, a Shareholder acknowledges and agrees that: (i) any information provided by the Fund, the Adviser or any of its affiliates (including information set forth in the Prospectus and this SAI) is not a recommendation to invest in the Fund and that none of the Fund, the Adviser or any of its affiliates is undertaking to provide any investment advice to the Shareholder (impartial or otherwise), or to give advice to the Shareholder in a fiduciary capacity in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser or any of its affiliates is for the provision of investment advice to the Shareholder; and (ii) the Adviser and its affiliates have a financial interest in the Shareholder’s investment in the Fund on account of the fees and other compensation they expects to receive from the Fund as disclosed in this SAI, the Prospectus, the Declaration of Trust and the other documents governing the Fund.

35

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who beneficially owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of the date of this SAI, there were no outstanding Class I2 Shares, Class S Shares or Class S2 Shares. As of March 24, 2025, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class I Shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
Apollo Principal Holdings B, L.P. 9 West 57 th Street New York, NY 10019	14.65%	Record
Apollo S3 Holdings (ASPM AIV), L.P. 9 West 57 th Street New York, NY 10019	24.16%	Record
Timothy R. Murphy Revocable Trust 3521 W 87th St. Leawood, KS 66206	11.93%	Record
Sean T Murphy 2024 Irrevocable Trust 1524 N. Corrington Ave. Kansas City, MO 64120	11.92%	Record

36

DATA PRIVACY NOTICE
What Information Do We Have About You?
Apollo S3 RIC Management, L.P. (“we”) may have collected your personal information in connection with your investment in Apollo S3 Private Markets Fund. Additionally, we may collect nonpublic personal information about you via our website, including any information captured through the use of our “cookies.”
With Whom Do We Share Your Personal Information?
We may share the information we collect with our affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, maintain your investments in the Fund, and to respond to court orders and legal investigations. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers and service providers as may be necessary to facilitate the acceptance and management of your account or your investments in the Fund and to enable them to perform services on our behalf. We do not sell your personal information to third parties for their independent use.
Protecting the Confidentiality of Our Investor Information
Apollo takes our responsibility to protect the privacy and confidentiality of your personal information very seriously. As such, we maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. Our control policies, for example, authorize access to investor information only by individuals who need such access to do their work.
Opt-Out
Notice
We reserve the right to disclose nonpublic personal information about you to a nonaffiliated third party as discussed above. If you wish to limit the distribution of your personal information with our affiliates and nonaffiliated third parties, as described herein, you may do so by:

•	Calling (212) 515-3450; or

•	Writing us at the following address:
c/o: Apollo S3 Private Markets Fund
9 West 57th Street, 42nd Floor, New York, NY 10019
Attn: Kristin Hester
The ability to
opt-out
of disclosure of nonpublic personal information about you may not apply to arrangements necessary to effect or administer a transaction in shares of a Fund or maintain or service your account.
If you choose to write or call us, your request should include your name, address, telephone number and account number(s) to which the opt-out
applies and the extent to which your personal information shall be withheld. If you are a joint account owner, we will apply those instructions to the entire account. If you have accounts or relationships with our affiliates, you may receive multiple privacy policies from them, and will need to separately notify those companies of your privacy choices for those accounts or relationships.
Please understand that if you limit our sharing or our affiliated companies’ use of personal information, you and any joint account holder(s) may not receive information about our affiliated companies’ products and services, including products or services that could help you manage your financial resources and achieve your investment objectives.

37

If your shares are held in “street name” at a bank or brokerage, we do not have access to your personal information, and you should refer to your bank’s or broker’s privacy policies for a statement of the treatment of your personal information.
If you have any questions regarding this policy, please feel free to contact privacy@apollo.com. Additionally, information regarding this policy can be found at https://apollo.com/aspm.

38

FINANCIAL STATEMENTS
Apollo S3 Private Markets Fund
Financial Statements
As of and for the Period from May 5, 2023 (Inception Date) to March 22, 2024

Apollo S3 Private Markets Fund

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of Apollo S3 Private Markets Fund
Opinion on the Financial Statements
We have audited the accompanying Statement of Assets and Liabilities of Apollo S3 Private Markets Fund (the “Fund”), as of March 22, 2024, the related Statement of Operations for the period from May 5, 2023 (Inception Date) to March 22, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund, as of March 22, 2024, and the results of its operations for the period from May 5, 2023 (Inception Date) to March 22, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, New York
April 8, 2024
We have served as the auditor of one or more Apollo Investment Companies since 2011.

Apollo S3 Private Markets Fund
Statement of Assets and Liabilities
March 22, 2024

Assets:
Cash and cash equivalents	$100,000
Due from Adviser	478,710
Deferred offering costs	685,400

Total Assets	1,264,110

Liabilities:
Accrued organizational costs	478,710
Accrued offering costs	685,400

Total Liabilities	1,164,110

Commitments and Contingencies (Note 4)

Net Assets	$100,000

Components of Net Assets:
Common Shares- Class I, issued at $25 per share, no par value (4,000 shares authorized, issued and outstanding)	$100,000

Net Assets	$100,000

Class I Shares issued and outstanding	4,000
Net asset value per share	$25.00

See accompanying Notes to Financial Statements.

Apollo S3 Private Markets Fund
Statement of Operations
For the Period from May 5, 2023 (Inception Date) to March 22, 2024

Expenses:
Organizational costs	$478,710
Less: Reimbursement from Adviser	(478,710)

Net Expenses	$––

Net Investment Income/(Loss)	$––

See accompanying Notes to Financial Statements.

Apollo S3 Private Markets Fund
Notes to Financial Statements
March 22, 2024
Note 1 - Organization
Apollo S3 Private Markets Fund (the “Fund”) is a newly organized Delaware statutory trust formed on May 5, 2023. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company. Until the appointment of the Adviser (as defined in Note 3 below), Apollo Credit Management, LLC, a Delaware limited liability company and an affiliate of Apollo Global Management, Inc. (“AGM”), served as the Fund’s investment adviser (the “Prior Adviser”) and was responsible for making investment decisions for the Fund’s portfolio. See “Note 3 – Investment Advisory and Other Agreements with Affiliates” for further discussion of the Prior Adviser and the Adviser.
The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board has overall responsibility for the management and supervision of the business operations of the Fund.
The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies and may opportunistically include select exposures in other private markets strategies including real assets, infrastructure and venture capital, among others. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private markets funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions (a) from pre-existing
investors in these Portfolio Funds (“Traditional Secondary Investments”), and/or (b) investments in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”); (ii) direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and/or other private market firms
(“Co-Investments”);
and (iii) primary investments in newly formed Portfolio Funds (“Primary Investments” or “Primaries”). The Fund expects to invest in private market investments principally through Secondary Investments, although the allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations. To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and ETFs.
The Fund has not had any operations other than the sale and issuance of 4,000 Class I Shares at an aggregate purchase price of $100,000 to Apollo Principal Holdings VIII, L.P., an affiliate of AGM, at an initial net asset value of $25.00 per share. A Statement of Changes in Net Assets and Financial Highlights are not disclosed within the financial statements as the Fund has not commenced operations as of the date of these financial statements. As of March 22, 2024, the Fund had neither purchased nor contracted to purchase any investments.
Note 2 - Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The Fund’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Fund is considered an investment company and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946
 Financial Services – Investment Companies.

Use of Estimates -
The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of income and expenses for the period. Actual results could differ from those estimates.
Cash and Cash Equivalents -
Cash and cash equivalents consists of monies held on deposit with State Street Bank and Trust Company, who serves as the Fund’s custodian. The Fund does not hold any restricted cash or cash equivalents as of March 22, 2024. At certain times, cash may exceed the insurance limit guaranteed by the Federal Deposit Insurance Corporation and could expose the Fund to credit risk.
Federal Income Taxes -
The Fund intends to make an election to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. No provision for U.S. federal income or excise taxes has been made in the accompanying financial statements.
Valuation
-
The Fund will value investments monthly at fair value consistent with the principles of ASC Topic 820,
Fair Value Measurements
. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes.
Expense Recognition -
Expenses are recognized on an accrual basis.
Organizational and Offering Costs -
Organizational expenses are expensed as incurred. Organizational expenses consist of costs incurred to establish the Fund and enable it legally to do business. The Adviser and Prior Adviser agreed to advance those costs to the Fund. Such costs incurred by the Adviser and Prior Adviser are subject to recoupment. See “Note 3 – Investment Advisory and Other Agreements with Affiliates” for further discussion of the Prior Adviser and the Adviser. For the period from May 5, 2023 (Inception Date) to March 22, 2024, the Fund incurred organizational expenses totaling $478,710.
Offering expenses include registration fees and legal fees regarding the preparation of the initial registration statement. Offering expenses are accounted for as deferred costs until operations begin. For continuous offerings, offering expenses are then amortized over the first twelve months of operations on a straight-line basis. For the period from May 5, 2023 (Inception Date) to March 22, 2024, the Fund incurred offering expenses totaling $685,400.
Note 3 - Investment Advisory and Other Agreements with Affiliates
The Prior Adviser provided certain investment advisory, management, and administrative services to the Fund. Pursuant to the investment advisory and management agreement with the Fund (the “Investment Advisory Agreement”), the Fund will pay the Prior Adviser an annual rate of 1.50% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month (the “Management Fee”). For purposes of determining the Management Fee payable to the Prior Adviser, the value of the Fund’s net assets is calculated prior to the inclusion of the Management Fee payable to the Prior Adviser and prior to any reduction for any fees and expenses of the Fund for that month. Purchased shares of beneficial interest in the Fund (the “Shares”) are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund. The Management Fee will be payable in arrears within 5 business days after the completion of the NAV computation for the month.
Pursuant to an expense limitation agreement with the Fund (the “Expense Limitation Agreement” and, together with the Investment Advisory Agreement, the “Previous Agreements”), the Prior Adviser agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee (as defined below), interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agreed to repay the Prior Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Prior Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Prior Adviser incurred the expense.
Apollo Global Securities, LLC (“AGS”), an affiliate of the Prior Adviser and the Adviser, serves as distributor to the Fund. Under a distribution agreement, Class S Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such shares. Class S Shares pay a Distribution and Servicing Fee to AGS at an annual rate of 0.85%, based on the aggregate net assets of the Fund attributable to such class. Class I Shares are not subject to a Distribution and Servicing Fee and do not bear any expenses associated therewith.
On March 14, 2024, the Fund entered into an amended and restated investment advisory and management agreement (the “A&R Investment Advisory Agreement”) and an amended and restated expense limitation agreement (the “A&R Expense Limitation Agreement” and, together with the A&R Investment Advisory Agreement, the “Agreements”) with Apollo S3 RIC Management, L.P. (the “Adviser”), a Delaware limited partnership and an affiliate of AGM. Under the Agreements, the Fund has retained the Adviser to provide investment advisory, management, and administrative services to the Fund. Under the Agreements, the Adviser has succeeded to the obligations and benefits of the Prior Adviser under the Agreements. All other terms of the Previous Agreements, as discussed above, remain unchanged in the Agreements.
Note 4 - Commitments and Contingencies
The Adviser and Prior Adviser agreed to advance all of the Fund’s organizational and offering expenses through the date on which the Fund breaks escrow for the initial offering of its common shares. The Fund will be obligated to reimburse the Adviser and Prior Adviser for such advanced expenses upon breaking escrow for this offering subject to the terms of the Expense Limitation Agreement. The total organizational and offering costs incurred through March 22, 2024 were $1,164,110.
From time to time, the Fund may be involved in various claims and legal actions arising in the ordinary course of business. As of March 22, 2024, the Fund was not subject to any material litigation nor was the Fund aware of any material litigation threatened against it.
Note 5 - Indemnification
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred.
Note 6 - Subsequent Events
Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that there were no subsequent events that would require disclosure in or adjustments to the financial statements.

Apollo S3 Private Markets Fund
Financial Statements
As of and for the Period from March 23, 2024 to September 30, 2024
(Unaudited)

Apollo S3 Private Markets Fund

Apollo S3 Private Markets Fund
Statement of Assets and Liabilities
September 30, 2024 (Unaudited)

Assets:
Cash and cash equivalents	$100,000
Due from Adviser	779,904
Deferred offering costs	1,419,836

Total Assets	2,299,740

Liabilities:
Accrued organizational costs	779,904
Accrued offering costs	1,419,836

Total Liabilities	2,199,740

Commitments and Contingencies (Note 4)

Net Assets	$100,000

Components of Net Assets:
Common Shares- Class I, issued at $25 per share, no par value (4,000 shares authorized, issued and outstanding)	$100,000

Net Assets	$100,000

Class I Shares issued and outstanding	4,000
Net asset value per share	$25.00

See accompanying Notes to Financial Statements.

Apollo S3 Private Markets Fund
Statement of Operations
For the Period from March 23, 2024 to September 30, 2024 (Unaudited)

Expenses:
Organizational costs	$301,194
Less: Reimbursement from Adviser	(301,194)

Net Expenses	$—
Net Investment Income/(Loss)	$—

See accompanying Notes to Financial Statements.

Apollo S3 Private Markets Fund
Notes to Financial Statements
September 30, 2024 (Unaudited)
Note 1 - Organization
Apollo S3 Private Markets Fund (the “Fund”) was organized as a statutory trust on May 5, 2023 under the laws of the State of Delaware. The Fund is registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company. Apollo S3 RIC Management, L.P., a Delaware limited partnership and an affiliate of Apollo Global Management, Inc. (“AGM”), serves as the Fund’s investment adviser (the “Adviser”) and is responsible for making investment decisions for the Fund’s portfolio. See “Note 3 – Investment Advisory and Other Agreements with Affiliates” for further discussion of the Adviser.
The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board has overall responsibility for the management and supervision of the business operations of the Fund.
The Fund’s investment objective is to seek to provide long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in a portfolio of private equity, private credit and other private assets (collectively, “private market investments”). The Fund’s private market investments predominantly focus on private equity (including buyout and growth equity) and private credit strategies and may opportunistically include select exposures in other private markets strategies including real assets, infrastructure and venture capital, among others. The Fund’s investment exposure to these strategies is implemented via a variety of investment types that include: (i) investments in private markets funds managed by various unaffiliated asset managers (“Portfolio Funds”) acquired in privately negotiated transactions
(a) from pre-existing
investors in these Portfolio Funds (“Traditional Secondary Investments”), and/or (b) investments in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities (“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”); (ii) direct or indirect investments in the equity and/or credit of private companies, alongside private market funds and/or other private market firms (“Co-Investments”); and
(iii) primary investments in newly formed Portfolio Funds (“Primary Investments” or “Primaries”). The Fund expects to invest in private market investments principally through Secondary Investments, although the allocation among these types of investments may vary from time to time, especially during the Fund’s initial period of investment operations. To manage the liquidity of its investment portfolio, the Fund also intends to invest a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including cash and/or cash equivalents, liquid fixed income securities and other credit instruments, and other investment companies, including money market funds and ETFs.
The Fund has not had any operations other than the sale and issuance of 4,000 Class I Shares at an aggregate purchase price of $100,000 to Apollo Principal Holdings VIII, L.P., an affiliate of AGM, at an initial net asset value of $25.00 per share. A Statement of Changes in Net Assets and Financial Highlights are not disclosed within the financial statements as the Fund has not commenced operations as of the date of these financial statements. As of September 30, 2024, the Fund had neither purchased nor contracted to purchase any investments.
Note 2 - Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The Fund’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Fund is considered an investment company and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946
 Financial Services – Investment Companies.

Use of Estimates -
The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of income and expenses for the period. Actual results could differ from those estimates.
Cash and Cash Equivalents -
Cash and cash equivalents consists of monies held on deposit with State Street Bank and Trust Company, who serves as the Fund’s custodian. The Fund does not hold any restricted cash or cash equivalents as of September 30, 2024. At certain times, cash may exceed the insurance limit guaranteed by the Federal Deposit Insurance Corporation and could expose the Fund to credit risk.
Federal Income Taxes -
The Fund intends to make an election to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. No provision for U.S. federal income or excise taxes has been made in the accompanying financial statements.
Investment Valuation -
The Fund’s Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and it is possible that the fair value determined for an investment may differ materially from the value that could be realized upon the sale of the investment. Forward foreign currency exchange contracts are typically valued at their quoted prices obtained from an independent pricing service.
Fair Value Measurements -
In accordance with ASC Topic 820 - Fair Value Measurement and Disclosures, a three tier hierarchy has been established to classify fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability that are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability that are developed based on the best information available. In accordance with the authoritative guidance on fair value measurements and disclosure under accounting principles generally accepted in the United States of America (“GAAP”), the Fund discloses fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value, as follows:
Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Fund has the ability to access at the measurement date;
Level 2 - Quoted prices which are not active, quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable (either directly or indirectly) for substantially the full term of the asset or liability at the measurement date; and
Level 3 - Significant unobservable prices or inputs (including the Fund’s own assumptions in determining the fair value of investments) where there is little or no market activity for the asset or liability at the measurement date.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.
An investment level within the fair value hierarchy is based on the lowest level input, individually or in the aggregate, that is significant to fair value measurement. The valuation techniques used by the Fund to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.
Portfolio Funds measure their investment assets at fair value, and generally report a net asset value (“NAV”) on a calendar quarterly basis. In accordance with ASC
820-10,
the Fund has elected to apply the practical expedient methodology to value its investments in Portfolio Funds at their respective NAVs typically at each quarter, which may be received on a delayed basis.
Investments in Portfolio Funds generally are restricted securities that are subject to substantial holding periods and are not traded in public markets. Accordingly, the Fund may not be able to resell or realize some of its investments for extended periods, which may be several years. The types of Portfolio Funds that the Fund may make investments in include Primary and Secondary Investments.
The fair value relating to certain underlying investments of these Portfolio Funds, for which there is no public market, has been estimated by the manager of each Portfolio Fund and is based upon available information in the absence of readily ascertainable fair values and does not necessarily represent amounts that might ultimately be realized. Due to the inherent uncertainty of valuation, those estimated fair values may differ significantly from the values that would have been used had a public market for the investments existed. These differences could be material. The inputs or methodologies used for valuing investments are not necessarily an indication of the risk or liquidity associated with such investments.
Expense Recognition -
Expenses are recognized on an accrual basis.
Organizational and Offering Costs -
Organizational expenses are expensed as incurred. Organizational expenses consist of costs incurred to establish the Fund and enable it legally to do business. The Adviser agreed to advance those costs to the Fund. Such costs incurred by the Adviser are subject to recoupment. See “Note 3 – Investment Advisory and Other Agreements with Affiliates” for further discussion of the Adviser. For the period from March 23, 2024 to September 30, 2024, the Fund incurred organizational expenses totaling $301,194.
Offering expenses include registration fees and legal fees regarding the preparation of the initial registration statement. Offering expenses are accounted for as deferred costs until operations begin. For continuous offerings, offering expenses are then amortized over the first twelve months of operations on a straight-line basis. For the period from March 23, 2024 to September 30, 2024, the Fund incurred offering expenses totaling $734,436.
Note 3 - Investment Advisory and Other Agreements with Affiliates
The Adviser provides certain investment advisory, management, and administrative services to the Fund. Pursuant to the investment advisory and management agreement with the Fund (the “Investment Advisory Agreement”), the Fund will pay the Adviser an annual rate of 1.50% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month (the “Management Fee”). For purposes of determining the Management Fee payable to the Adviser, the value of the Fund’s net assets is calculated prior to the inclusion of the Management Fee payable to the Adviser and prior to any reduction for any fees and expenses of the Fund for that month. Purchased shares of beneficial interest in the Fund (the “Shares”) are incorporated into the beginning of month NAV and included in the computation of the Management Fee payable. The Management Fee will be calculated before giving effect to any repurchase of Shares by the Fund or any distributions by the Fund. The Management Fee will be payable in arrears within 5 business days after the completion of the NAV computation for the month.

Pursuant to an expense limitation agreement with the Fund (the “Expense Limitation Agreement” and, together with the Investment Advisory Agreement, the “Agreements”), the Adviser agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee (as defined below), interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.50% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agreed to repay the Adviser any fees waived or expenses assumed under the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Adviser incurred the expense.
Apollo Global Securities, LLC (“AGS”), an affiliate of the Adviser, serves as distributor to the Fund. Under a distribution agreement, Class S Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such shares. Class S Shares pay a Distribution and Servicing Fee to AGS at an annual rate of 0.85%, based on the aggregate net assets of the Fund attributable to such class. Class I Shares are not subject to a Distribution and Servicing Fee and do not bear any expenses associated therewith.
Note 4 – Commitments and Contingencies
The Adviser agreed to advance all of the Fund’s organizational and offering expenses through the date on which the Fund breaks escrow for the initial offering of its common shares. The Fund will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for this offering subject to the terms of the Expense Limitation Agreement. The total organizational and offering costs incurred through September 30, 2024 were $2,199,740.
From time to time, the Fund may be involved in various claims and legal actions arising in the ordinary course of business. As of September 30, 2024, the Fund was not subject to any material litigation nor was the Fund aware of any material litigation threatened against it.
Note 5 – Indemnification
In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred.
Note 6 - Subsequent Events
Management has evaluated the impact of all subsequent events on the Fund through the date the financial statements were issued and has determined that the following event is disclosable:
On October 11, 2024, the Fund had satisfied the minimum offering requirement, and the Fund’s Board of Trustees had authorized the release of proceeds from escrow, commencing the Fund’s investment operations. As of such date, the Fund issued and sold 4,000,000 shares (consisting entirely of Class I shares; no Class S shares were issued or sold as of such date), and the escrow agent released net proceeds of approximately $100 million to the Fund as payment for such shares.

APPENDIX A – SECURITIES RATING DESCRIPTIONS
Long-Term and Short-Term Debt Securities Rating Descriptions
S&P Global Ratings - Long-Term Issue Credit Ratings*:
The following descriptions have been published by Standard & Poor’s Financial Services LLC.
AAA
– An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
AA
– An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
A
– An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB
– An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
BB, B, CCC, CC, and C
– Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB
– An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
B
– An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
CCC
– An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC
– An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C
– An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D
– An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid
capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days, in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

*.	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR
– This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.
Moody’s Investors Service, Inc. (“Moody’s”) - Global Long-Term Rating Scale:
The following descriptions have been published by Moody’s Investors Service, Inc.
Aaa
– Obligations rated Aaa are judged to be of the highest quality, with minimal risk.
Aa
– Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A
– Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa
– Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics.
Ba
– Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.
B
– Obligations rated B are considered speculative and are subject to high credit risk.
Caa
– Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.
Ca
– Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery in principal and interest.
C
– Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal and interest.
Note:
Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range
ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*
Fitch Ratings (“Fitch”) - Corporate Finance Obligations - Long-Term Rating Scale:
The following descriptions have been published by Fitch, Inc. and Fitch Ratings Ltd. and its subsidiaries.
AAA
– Highest credit quality. ‘
AAA
’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA
– Very high credit quality. ‘
AA
’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A
– High credit quality. ‘
A
’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB
– Good credit quality. ‘
BBB
’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.
BB
– Speculative. ‘
BB
’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.
B
– Highly speculative. ‘
B
’ ratings indicate that material credit risk is present. For performing obligations, default risk is commensurate with an Issuer Default Risk (“IDR”) in the ranges ‘BB’ to ‘C’. For issuers with an IDR below ‘B’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘B’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing
obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have extremely high recovery rates consistent with a Recovery Rating of ‘RR1’.

*
By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

CCC
– Substantial credit risk. ‘
CCC
’ ratings indicate that substantial credit risk is present. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. For issuers with an IDR below ‘CCC’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘CCC’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing
obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have a superior recovery rate consistent with a Recovery Rating of ‘RR2’.
CC
– Very high levels of credit risk. ‘
CC
’ ratings indicate very high levels of credit risk. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. For issuers with an IDR below ‘CC’, the overall credit risk of this obligation is moderated by the expected level of recoveries should a default occur. For issuers with an IDR above ‘CC’, the overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing
obligations, the obligation or issuer is in default, or has deferred payment, but the rated obligation is expected to have a good recovery rate consistent with a Recovery Rating of ‘RR3’.
C
– Exceptionally high levels of credit risk. ‘
C
’ indicates exceptionally high levels of credit risk. For performing obligations, default risk is commensurate with an IDR in the ranges ‘B’ to ‘C’. The overall credit risk of this obligation is exacerbated by the expected low level of recoveries should a default occur. For non-performing
obligations, the obligation or issuer is in default, or has deferred payment, and the rated obligation is expected to have an average, below-average or poor recovery rate consistent with a Recovery Rating of ‘RR4’, ‘RR5’ or ‘RR6’.
Defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings, but are instead rated in the ‘B’ to ‘C’ rating categories, depending upon their recovery prospects and other relevant characteristics. This approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.
Note
: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ obligation rating category, or to corporate finance obligation ratings in the categories below ‘CCC’.

The subscript ‘emr’ is appended to a rating to denote embedded market risk which is beyond the scope of the rating. The designation is intended to make clear that the rating solely addresses the counterparty risk of the issuing bank. It is not meant to indicate any limitation in the analysis of the counterparty risk, which in all other respects follows published Fitch criteria for analyzing the issuing financial institution. Fitch does not rate these instruments where the principal is to any degree subject to market risk.
DBRS - Long Term Obligations Rating Scale:
The following descriptions have been published by Dominion Bond Rating Service.
AAA
– Highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.
AA
– Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.
A
– Good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.
BBB
– Adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.
BB
– Speculative, non investment-grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.
B
– Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.
CCC, CC, C
– Very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although CC and C ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the CCC to B range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the C category.
D
– When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to D may occur. DBRS may also use SD (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange.”
All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
S&P Global Ratings - Short-Term Issue Credit Ratings:
The following descriptions have been published by Standard & Poor’s Financial Services LLC.
A-1
– A short-term obligation rated
‘A-1’
is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
A-2
– A short-term obligation rated
‘A-2’
is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3
– A short-term obligation rated
‘A-3’
exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B
– A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.
C
– A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D
– A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid
capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.
Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example,
‘AAA/A-1+’
or
‘A-1+/A-1’).
With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example,
‘SP-1+/A-1+’).
Moody’s - Global Short-Term Rating Scale:
The following descriptions have been published by Moody’s Investors Service, Inc.
P-1
– Issuers (or supporting institutions) rated
Prime-1
have a superior ability to repay short-term debt obligations.
P-2
– Issuers (or supporting institutions) rated
Prime-2
have a strong ability to repay short-term debt obligations.
P-3
– Issuers (or supporting institutions) rated
Prime-3
have an acceptable ability to repay short- term obligations.
NP
– Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
Fitch - Short-Term Ratings Assigned to Issuers or Obligations in Corporate, Public and Structured Finance:
The following descriptions have been published by Fitch Inc. and Fitch Ratings Ltd. and its subsidiaries.
F1
– Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.
F2
– Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.
F3
– Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B
–
Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C
– High short-term default risk. Default is a real possibility.
RD
–
Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
D
–
Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.
DBRS-Commercial Paper and Short-Term Debt Rating Scale:
The following descriptions have been published by Dominion Bond Rating Service.
R-1
(high)
–
Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.
R-1
(middle)
–
Superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from
R-1
(high) by a relatively modest degree. Unlikely to be significantly vulnerable to future events.
R-1
(low)
–
Good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.
R-2
(high)
–
Upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.
R-2
(middle)
–
Adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.
R-2
(low)
–
Lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.
R-3
–
Lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.
R-4
–
Speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.
R-5
–
Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.
D
–
When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to D may occur. DBRS may also use SD (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange.”

APPENDIX B– PROXY VOTING POLICIES AND PROCEDURES
Proxy Voting Policies and Procedures
of
Apollo S3 RIC Management, L.P.
SEC registered advisers that have the authority to vote client proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures (i) reasonably designed to ensure that the adviser votes proxies in the best interests of its clients and (ii) that include how the adviser addresses material conflicts that may arise between the adviser’s interests and those of its clients. It is expected that, in most cases, Apollo S3 RIC Management, L.P. (the “adviser”) will invest the assets of its clients in securities that do not generally carry voting rights. When a client account does have voting rights in a security, it follows the proxy voting policies and procedures summarized below:
In determining how to vote, officers of the adviser will consult with each other and other investment professionals affiliated with the adviser, taking into account the interests of the adviser’s clients and investors as well as any potential conflicts of interest. The adviser will consult with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, the adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, including by seeking the direction of the independent directors of the client or, in extreme cases, by abstaining from voting. While the adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, the adviser does not expect to delegate its voting authority to any third party.
An officer of the adviser will keep a written record of how all such proxies are voted. The adviser will retain records of (1) proxy voting policies and procedures, (2) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (3) all votes cast, (4) investor requests for voting information, and (5) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, the adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.
The adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, the adviser will vote proxies in accordance with these guidelines unless: (1) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) it is necessary to vote contrary to the general guidelines to maximize shareholder value or the best interests of the adviser’s clients. In reviewing proxy issues, the adviser generally uses the following guidelines:
Elections of Directors:
 In general, the adviser will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors, or the adviser determines that there are other compelling reasons for withholding a vote, it will determine the appropriate vote on the matter. The adviser may withhold votes for directors that fail to act on key issues, such as failure to: (1) implement proposals to declassify a board, (2) implement a majority vote requirement, (3) submit a rights plan to a shareholder vote or (4) act on tender offers where a majority of shareholders have tendered their shares. Finally, the adviser may withhold votes for directors of non-U.S. issuers
where there is insufficient information about the nominees disclosed in the proxy statement or where, in the adviser’s discretion, the cost of voting will outweigh the perceived benefit.
Appointment of Auditors:
 The adviser believes that the board of an issuer remains in the best position to choose its independent auditors and the adviser will generally support management’s recommendation in this regard.
Changes in Capital Structure:
 Changes in an issuer’s charter
or by-laws may
be required by state or federal regulation. In general, the adviser will cast client votes in accordance with management on such proposals.

B-1

However, the adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.
Corporate Restructurings, Mergers and Acquisitions:
 The adviser believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, the adviser will analyze such proposals on a case-by-case basis
and vote in accordance with its perception of client interests.
Proposals Affecting Shareholder Rights:
 The adviser generally will vote in favor of proposals that give shareholders a greater voice in the affairs of an issuer and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, the adviser will balance the financial impact of the proposal against any impairment of shareholder rights as well as of a client’s investment in the issuer.
Corporate Governance:
 The adviser recognizes the importance of good corporate governance. Accordingly, the adviser generally will favor proposals that promote transparency and accountability within an issuer.
Anti-Takeover Measures:
 The adviser will evaluate, on
a case-by-case basis,
any proposals regarding anti-takeover measures to determine the measure’s likely effect on shareholder value dilution.
Stock Splits:
 The adviser generally will vote with management on stock split matters.
Limited Liability of Directors:
 The adviser generally will vote with management on matters that could adversely affect the limited liability of directors.
Social and Corporate Responsibility:
 The adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect shareholder value. The adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on shareholder value.

B-2

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Notes to Financial Statements.(5)

(2)	Exhibits:

(a)	(1) Certificate of Trust(1)

(2) Second Amended and Restated Agreement and Declaration of Trust(3)

(b)	By-laws (2)

(c)	Not applicable.

(d)	Form of Multiple Class Plan(2)

(e)	Form of Distribution Reinvestment Plan(2)

(f)	Not applicable.

(g)	(1) Investment Advisory and Management Agreement (2)

(2) Amended and Restated Investment Advisory and Management Agreement(3)

(h)	(1) Distribution Agreement(2)

(2) Form of Selling and Shareholder Servicing Agreement(2)

(3) Distribution and Servicing Plan(2)

(i)	Not applicable.

(j)	Custody Agreement(2)

(k)	(1) Form of Administration Agreement(3)

(2) Transfer Agency and Services Agreement (3)

(3) Amended and Restated Expense Limitation Agreement(3)

(4) Administration Agreement between the Fund and the Adviser(5)

(l)	Opinion of Delaware Counsel(4)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm(5)

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	(1) Code of Ethics of Registrant(2)

(2) Code of Ethics of Adviser and Distributor(2)

(s)	Filing Fee Table(4)

(t)(1)	Power of Attorney(2)

(t)(2)	Power of Attorney(5)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, File Nos. 333-272231 and 811-23878, filed on May 26, 2023.
(2)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, File Nos. 333-272231 and 811-23878, filed on January 5, 2024.
(3)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, File Nos. 333-272231 and 811-23878, filed on April 10, 2024.
(4)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, File Nos. 333-272231 and 811-23878, filed on January 29, 2025.
(5)	Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement and Selling and Shareholder Servicing Agreement, forms of which are incorporated by reference to the Registrant’s Registration Statement filed on January 5, 2024 as Exhibit (h)(1) and (h)(2), respectively.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

The Registrant and the Adviser, Apollo S3 RIC Management, L.P., are affiliates of Apollo Global Management, Inc. MAPS Borrower, LLC, MAPS TopCo Holdings, LLC, MAPS Equity Holdings, LLC, MAPS Intermediate Holdings I, LLC, MAPS Intermediate Holdings II, LLC, MAPS Intermediate Holdings III, LLC, MAPS Intermediate Holdings IV, LLC, MAPS DC-1, LLC, MAPS DC-2, LLC, MAPS DC-3, LLC, and MAPS DC-4, LLC, each is a Delaware Limited Liability Company, and MAPS FC-1 LLC, MAPS FC-2 LLC, MAPS FC-3 LLC, and MAPS FC-4 LLC, each is a Cayman Limited Liability Company, and are each wholly-owned subsidiaries of the Registrant.

Item 29. Number of Holders of Securities

As of March 24, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class S	—
Shares of Beneficial Ownership for Class I	150
Shares of Beneficial Ownership for Class S2	—
Shares of Beneficial Ownership for Class I2	—

Item 30. Indemnification

Reference is made to Article V Section 5.3 of the Registrant’s the Declaration of Trust, filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant’s Distribution Agreement, filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the SEC under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

See “Management of the Fund” in Part B. The business or other connections of each director and officer of Apollo S3 RIC Management, L.P. will be listed in the investment adviser registration on Form ADV for Apollo S3 RIC Management, L.P. (File No. 801-129730) and will be incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Apollo S3 RIC Management, L.P., the Registrant’s investment adviser, at 9 West 57th Street, 42nd Floor, New York, New York 10019 (records relating to its functions as investment adviser).

Apollo Global Securities, LLC, the Registrant’s distributor, at 9 West 57th Street, New York, New York 10019 (records relating to its functions as distributor).

State Street Bank and Trust Company, the Registrant’s custodian, at 100 Summer Street, Floor 5 Boston, MA 02110 (records relating to its functions as custodian).

State Street Bank and Trust Company, the Registrant’s administrator, at 100 Summer Street, Floor 5 Boston, MA 02110 (relating to its functions as administrator).

SS&C GIDS, Inc., the Registrant’s transfer agent, at PO Box 219124, Kansas City, MO 64121 (relating to its functions as transfer agent).

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 9th day of April, 2025.

APOLLO S3 PRIVATE MARKETS FUND

By:	/s/ Steve Lessar
Name:	Steve Lessar
Title:	Trustee, Chief Executive Officer, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of April, 2025.

Signature	Title	Date

/s/ Steve Lessar Steve Lessar	Chief Executive Officer, President, Trustee and Principal Executive Officer	April 9, 2025

/s/ Michael Rucker Michael Rucker	Treasurer, Chief Financial Officer and Principal Financial Officer	April 9, 2025

Meredith Coffey* Meredith Coffey	Trustee	April 9, 2025

Christine Gallagher* Christine Gallagher	Trustee	April 9, 2025

Michael Porter* Michael Porter	Trustee	April 9, 2025

Carl J. Rickertsen* Carl J. Rickertsen	Trustee	April 9, 2025

*By:	/s/ Kristin Hester
Kristin Hester
As Agent or Attorney-in-Fact

April 9, 2025

The original powers of attorney authorizing Steve Lessar, Ryan Del Giudice and Kristin Hester to execute the Registration Statement, and any amendments thereto, for the trustees and officers of the Registrant on whose behalf this registration statement is filed, have been executed and are incorporated by reference herein to Item 25, Exhibit (t)(1).

Exhibit Index

(k)(4)	Administration Agreement between the Fund and the Adviser

(n)	Consent of Independent Registered Public Accounting Firm

(t)(2)	Power of Attorney